UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer


P-71
Itapu Field
PETROBRAS

Annual General Meeting

April 27, 2023

Index

INVITATION

Date: April, 27th 2023
Time: 1 PM (GMT-3 time zone)
Local: Digital Plataform

Matters:

Annual General Meeting

I. Examination of management accounts, examination, discussion and voting of the Annual Report and the Company's Financial Statements, accompanied by the independent auditors report and the Fiscal Council report for the fiscal year ended December 31, 2022;

II. Proposal for the Allocation of the Results of the financial year of 2022;

III. IElection of eight (8) members of Petrobras' Board of Directors;

IV. Election of the Chairman of the Board of Directors;

V. Proposal to establish 5 (five) members for the Fiscal Council;

VI. Election of 5 (five) members of the Fiscal Council, if approved item V, among which 1 (one) is indicated by the minority shareholders and 1 (one) by the holders of preferred shares, both through the separate election process, and respective alternates; and

VII. Compensation of Management members, Fiscal Council members and of the members of the Statutory Advisory Committees of the Board of Directors.

NOTICE

The Board of Directors of Petróleo Brasileiro S.A. – Petrobras ("Petrobras"), considering that

(i) on January 3 and 4, 2023, the Company disclosed : (a) the early termination of Mr. Caio Mário Paes de Andrade's tenure as President of Petrobras and his resignation as a Member of the Company's Board of Directors; (b) as a result of the vacancy in the Presidency of the Company, the Chairman of the Board of Directors had appointed as interim President of the Company the Executive Director of Production Development, Mr. João Henrique Rittershaussen, pursuant to § 4 of article 27 of Petrobras Bylaws , until a new President had been elected and taken office (article 20); and (c) Mr. Jean Paul Terra Prates had been appointed to serve as President and Member of Petrobras' Board of Directors;

(ii) on January 26, 2023, as also disclosed by Petrobras, Petrobras' Board of Directors elected Mr. Jean Paul Terra Prates as Member of the Company's Board of Directors until the next Shareholders General Meeting , pursuant to article 150 of the Brazilian Company Law, and as President of the Company with a tenure until April 13, 2023; ;

(iii) currently, Petrobras' Board of Directors is composed of 11 (eleven) members, of which (a) eight (8) members were elected at the Extraordinary General Meeting held on August 19, 2022, by a cumulative voting process; (b) as disclosed by Petrobras, one (1) of these eight (8) members, Mr. Caio Mário Paes de Andrade, resigned and was replaced by Mr. Jean Paul Terra Prates; and (c) the remaining three (3) members of the Board were elected in separate election proceedings at the Annual General Meeting of April 13 , 2022;

(iv) in accordance with the provisions of § 3 of article 141 of Law No. 6,404, of December 15, 1976 ("Brazilian Company Law"), in case the election of the members of the Board of Directors is carried out by the cumulative voting process, if there is a vacancy of these positions or a replacement of members, the first general meeting must proceed to a new election of the Board (of such members elected by the cumulative voting process).

hereby invites the Company's shareholders to meet at the Annual General Meeting ("AGM"), to be held on April 27, 2023, at 1:00 p.m. (GMT-3 time zone) exclusively by digital form, through the Digital Platform made available by the Company, pursuant to CVM Resolution No. 81, of March 29, 2022 ("CVM Resolution 81"), to resolve on the following matters:

Annual General Meeting

I. Examination of management accounts, examination, discussion and voting of the Annual Report and the Company's Financial Statements, accompanied by the independent auditors report and the Fiscal Council report for the fiscal year ended December 31, 2022;

II. Proposal for the Allocation of the Results of the financial year of 2022;

III. Election of eight (8) members of Petrobras' Board of Directors;

IV. Election of the Chairman of the Board of Directors;

V. Proposal to establish 5 (five) members for the Fiscal Council;

VI. Election of 5 (five) members of the Fiscal Council, if approved item V, among which 1 (one) is indicated by the minority shareholders and 1 (one) by the holders of preferred shares, both through the separate election process, and respective alternates; and

VII. Compensation of Management members, Fiscal Council members and of the members of the Statutory Advisory Committees of the Board of Directors.

Considering that this Meeting will be held exclusively by digital form, the shareholder's participation may be :

(a) via Distance Voting Ballot ("BVD"), available to shareholders on the Company's (http://www.petrobras.com.br/ri) and CVM's (http://www.cvm.gov.br) websites or through shareholders custodians; and

(b) via Digital Platform, which may be accessed in person or by a proxy duly constituted pursuant to article 28, §§2° and 3° of CVM Resolution 81, in which case the shareholder may: (i) simply participate in the Meeting, whether or not he/she has sent the Ballot; or (ii) participate and vote in the Meeting, in which case the voting instructions previously sent by the shareholder in the Distance Voting Ballot will be disregarded, and the vote given through the Digital Platform will prevail.

Proof of the status of the Company's shareholder shall be made pursuant to Article 126 of the Brazilian Company Law and Article 13 of Petrobras' Bylaws, as applicable.

The Company informs shareholders who wish to participate in this Meeting that the detailed instructions for (i) sending the Distance Voting Ballot; and (ii) accessing the Digital Platform, pursuant to CVM Resolution 81, are included in the Manual of the General Meeting and in the Instructions for Participation in the General Meeting.

The Company informs shareholders who intend to participate in this AGM via Digital Platform that they must be accredited by 1:00 p.m. (GMT-3 time zone) on April 25, 2023 through the electronic address https://qicentral.precisao-i.com/m/ago-petrobras-2023, enclosing the documents listed below.

Individual Shareholder:

(a) valid ID with photo (original or certified copy) of the shareholder. . The following documents can be presented: (i) Identity Card (RG); (ii) Foreigner's Identity Card (RNE); (iii) Passport; (iv) Professional Association Card accepted as identification for legal purposes (e.g., OAB, CRM, CRC, CREA); or (v) Driver's License (CNH);

(b) proof of ownership of shares issued by Petrobras, issued by the depositary or custodian financial institution; and

(c) the indication of an e-mail address to receive an individual invitation to access the Digital Platform and, therefore, to participate in the Meeting.

Company or Legal Entity as Shareholder:

(a) valid ID with photo (original or certified copy) of the legal representative. (original or certified copy). The following documents can be sent: (i) Identity Card (RG); (ii) Foreigner´s Identity Card (RNE); (ii) Passport; (iii) Professional Association Card

accepted as identification for legal purposes (e.g., OAB, CRM, CRC, CREA); or (iv) Driver's License (CNH);

(b) documents providing evidence of the representation, including appointment by proxy and copy of the professional qualification documents and the minutes of the meeting of election of the directors; and, in the case of an investment fund, copies of (i) the the fund's bylaws in force, (ii) the professional qualification documents of its director or administrator, as the case may be; and (iii) the minutes of the meeting of the election of such directors. If these documents are in a foreign language, they must be translated into Portuguese by a sworn translator, but notarization and consularization are not required. Documents in English and Spanish do not need to be translated;

(c) proof of ownership of shares issued by Petrobras, issued by the depositary or custodian financial institution; and

(d) the indication of an e-mail address to receive an individual invitation to access the Digital Platform and, therefore, to participate in the Meeting.

The minimum percentage of participation in the capital stock required to request the adoption of cumulative voting for the election of the members of the Board of Directors at the Annual General Meeting is 5% (five percent) of the voting capital, according to CVM Resolution No. 70, of March 22, 2022. The power to request the adoption of the cumulative voting process shall be exercised by the shareholders until 48 (forty-eight) hours before the meeting, that is, until 1:00 p.m. (GMT-3 time zone) of April 25, 2023, under the terms established in §1° of article 141 of the Brazil Company Law.

The common shares used in the separate election process of the member of the Board of Directors at the Annual General Meeting of Petrobras held on April 13, 2022, may not be used again to vote in the election of members of the Board of Directors at this Meeting, either in the election by slate or in the election by a cumulative voting process, if adopted. Pursuant to §8° of article 141 of the Brazilian Company Law, the Company informs that it will use a record with the identification of the shareholders who have exercised the vote in the separate election process, to prevent the same shares from being used again in the election by the cumulative voting process, if adopted.

The exercise of voting rights in the case of loan of shares shall be under the responsibility of the borrower unless otherwise provided for in the agreement of the parties.

Despite the possibility of participation via the Digital Platform, Petrobras recommends that shareholders adopt the Distance Voting Ballot.

The Company hereby informs that the guidelines provided in the Manual of the Meeting, as well as in the Distance Voting Ballot itself, are intended to assist shareholders in completing the Distance Voting Ballot. The shareholder who chooses to use the Distance Voting Ballot is solely and entirely responsible for its correct completion, regardless of how he/she has accessed it: either directly (on the Company's or CVM's website) or indirectly (by transmission of completion to custody agents, voting recommendation consultancies hired by the shareholder, or to the bookkeeping institution of the Company's shares).

All documents regarding the matters to be resolved at this Annual General Meeting are available to shareholders at the Company's (http://www.petrobras.com.br/ri) and the Brazilian Securities and Exchange Commission - CVM (http://www.cvm.gov.br) websites, under the terms of CVM Resolution 81.

Rio de Janeiro, March 24, 2023.

Gileno Gurjão Barreto
Chairman of the Board of Directors

INSTRUCTIONS FOR ATTENDING THE GENERAL MEETING



The meeting will be held exclusively digitally, which is the reason why shareholder attendance can only be:

a) **by Distance Voting Ballot ("BVD)**, which ballot is available at the Company's website (*http://www.petrobras.com.br/ri)* and at the Brazilian Securities and Exchange Commission - CVM (*http://www.cvm.gov.br*) or through its custodians; or

b) **by the Digital Platform**, in person or by an attorney-in-fact duly authorized under the terms of article 21-C, paragraphs 2 and 3 of ICVM 481, in which case the shareholder may:

   I. simply participate in the meeting, having or not sent the BVD; or

   II. participate and vote in the meeting. In this case, votes previously sent through the BVD will be disregarded, and the votes delivered during the meeting will be considered.

Participation via Distance Voting Ballot – BVD



Petrobras will adopt remote voting under CVM Resolution 81, allowing its shareholders to send their votes:

I. *through its custody agent;*

II. *through the Company's share bookkeeping agent at Banco Bradesco branches in Brazil, Bradesco´s Shareholder Service at 0800 701 1616, or by e-mail dac.escrituracao@bradesco.com.br; or*

III. *directly to the Company: electronically, through the address https://qicentral.precisao-i.com/m/ago-petrobras-2023*

Regardless of the method chosen (through its custody agent; through the Company's share bookkeeping agent or directly to the company) it is recommended that the shareholders send the BVD (which is available at least one month before the meeting), with the required documents, as early as possible, so that there is enough time for Petrobras to assess the documents and eventually return for rectification, correction and resubmission of documents.

The BVD sent, transmitted or filed:

I. *after the deadline,*

II. *that is not correctly filled, or*

III. *is not accompanied by the requested documents, will be disregarded by the Company. In this case, if the shareholder has chosen to deliver the BVD directly*

to Petrobras, he will be informed of the rejection of his vote through the indicated email address.

To check the delivery times, validity conditions and other requirements of the BVD, please refer to the instructions present in the document Instructions to Vote Through BVD, contained in this meeting handbook, or the BVD itself.

*The Company informs that the guidelines provided in the item **Instructions to Vote Through Distance Voting Ballot**, as well as in the **BVD**, itself, aim to guide and clarify its **BVD** completion. The shareholder who chooses to vote through the **BVD** is solely and entirely responsible for its correct completion, either directly (Company's or CVM websites) or indirectly (by transmitting the completion to custody agents, contracted voting recommendation consultants by the shareholder, or to the bookkeeping institution of the Company's shares).*

Registration and Participation in the Digital Platform



Petrobras will make the **Digital Platform** available for shareholders to participate and/or vote remotely at the meeting, without prejudice to the use of the **BVD** as a means of exercising voting rights.

For participation and voting at the meeting, shareholders shall observe all the procedures described below:

Shareholders who want to participate in the meeting, through the **Digital Platform** must register through the *https://gicentral.precisao-i.com/m/ago-petrobras-2023*, at least 48 hours before the meeting, that is, by 1:00 p.m. (GMT-3 times zone) on April 25, 2023, which must be duly accompanied these documents:

PÚBLICA

- **Individual investor**

  I. *valid ID with photo (original or certified copy) of the shareholder. The following identity documents will be accepted:*
     a. ID;
     b. Foreigner ID;
     c. Passaport;
     d. officially recognized professional class cards; or
     e. driver's license;

  II. *receipt of ownership of shares issued by Petrobras, issued by the depositary or custodian financial institution; and*

  III. *personal e-mail for receiving an individual invitation to access the **Digital Platform** and consequent participation in the meeting.*

- **Institutional investor or Legal Entity**

  I. *valid ID with photo (original or certified copy) of legal representative. The following identity documents will be accepted:*
     a. ID or Foreigner ID;
     b. Passaport
     c. officially recognized professional class cards; or
     d. driver's license

  II. *documents evidencing representation, including the appointment by proxy and copies of the professional qualification documents and minutes of the election of directors; and, in the case of an investment fund, copies of:*
     a. the bylaws of the fund in force;
     b. the professional qualification documents of its director or manager, as the case may be; and
     c. the minutes of the election of such directors. If such documents are in a foreign language, they must be translated into Portuguese by a sworn translator, but no notarization or consularization is required. Note that documents in English and Spanish do not need to be translated;

III. *receipt of ownership of shares issued by Petrobras, issued by the depositary or custodian financial institution; and*

IV. *e-mail for receiving an individual invitation to access the Digital Platform and consequent participation in the meeting.*

- **Participation by Proxy**

The shareholders may participate in the meeting by means of a duly constituted proxy, in compliance with article 126, paragraph 1 of Law No. 6.404 of December 15, 1976, as amended ("Brazilian Corporation Law").

Under the terms of Circular Letter /Annual-2023-CVM/SEP

I. *any shareholder may be represented at the meeting by an attorney-in-fact established less than 1 (one) year, who is a shareholder, company administrator or lawyer, and, in publicly-held companies, the attorney-in-fact may also be a financial institution, with the investment fund manager being responsible for representing the tenants; and*

II. *institutional shareholders may be represented at the meeting through their legal representatives or by a proxy duly constituted in accordance with the provisions of their respective professional qualification documents and the Brazilian Civil Code. Thus, there is no need for this agent to be a shareholder, company administrator or lawyer.*

Any power of attorney drawn up in a foreign language must be accompanied by the corporate documents, in the case of a legal entity, and the power of attorney instrument, all duly translated into Portuguese by a sworn translator, but consularization will not be necessary. Please note that the documents in English and Spanish do not need to be translated.

In any case, it should be noted that legal entities and investment funds who wish to be represented at the meeting by proxy must send, in addition to the appointment by proxy and the identity of the attorney-in-fact, all the documents mentioned above.

- **Foreign Shareholder Present at the Meeting**

Foreign shareholders shall submit the same documentation as Brazilian shareholders, and, exceptionally for this meeting, the Company shall waive the need for notarization, consularization, and apostille of all documents representing the shareholder, by sending a simple copy of the original copies of such documents to the Company's e-mail address indicated above.

- **American Depositary Receipts Holders**

Petrobras informs that American Depositary Receipts holders will be represented by JP Morgan Chase Bank NA, as depositary institution, under the terms of the Deposit Agreement entered into with the Company. Entities or persons that are holders of American Depositary Receipts at the time of the Meeting will not be able to vote through the Remote Voting Bulletin or the Digital Platform. The vote of such entities or persons will be collected through the Proxy Cards distributed by the depositary institution. To be able to exercise the right to vote at these meeting, American Depositary Receipts holders must hold receipts on the New York Stock Exchange (NYSE) on the record date of March 31, 2023.

Important remarks about the Meeting and the forms of participation:

1. Shareholders who sent the BVD may also participate in the Meeting via the Digital Platform. To do so, it is mandatory to register on the Digital Platform as detailed below and in the other documents of these Meeting, and shareholders who are not duly registered will not be allowed to participate in the Meeting.

2. In order to organize the proceedings, at the beginning of the Meeting, the Presiding Board will ask the shareholders who have sent a BVD and, concomitantly, have qualified to participate via the Digital Platform whether the shareholder intends:

    a. only to participate in the meeting, keeping valid and unchanged the votes already sent via BVD; **OR**
    b. to participate and vote in the meeting, in which case its BVD will be automatically cancelled, making it necessary for such shareholder to

cast the vote in relation to the matters on the Agenda again. If the shareholder chooses only to attend the Meeting (according to item "a"), the votes casted via the BVD cannot be changed during the meeting.

3. Since the Meeting will be held exclusively digitally, it will thus not be possible to physically attend the Meeting.

4. The Company clarifies that, exceptionally for these Meeting, it will waive the need to send physical copies of the shareholders' representation documents to the Company's office, as well as the acknowledgement of the signature of the grantor in the power of attorney for shareholder representation, the notarization, consularization, and apostille of all the shareholder representation documents, and it will be sufficient to send a simple copy of the original copies of such documents to the address *https://qicentral.precisao-i.com/m/ago-petrobras-2023*. Powers of attorney granted by shareholders by electronic means shall only be admitted if digitally signed, through digital certification.

5. Pursuant to the provisions of article 6, paragraph 3 of Resolution 481, access to the **Digital Platform** will not be allowed to shareholders who do not present the necessary registration documents within the established period.

6. Once the request for qualification to participate through the **Digital Platform** is received, within the established deadlines and conditions, and the documentation provided is verified, Petrobras will send an individual and untransferable invitation to the shareholder's e-mail containing instructions to access the electronic system (the **Digital Platform**) and to participate in the Meeting. The shareholder who has qualified to participate in the Meeting via the **Digital Platform**:

a. may participate and exercise their voting rights through such platform; and
b. will be considered present at the Meeting, pursuant to art.47, § 1, of CVM Resolution 81/22. Shareholders whose BVD has been deemed valid by Petrobras will also be considered present at the Meeting.

7. The registered shareholder on the Digital Platform undertakes:

   a. to use the individual invitations solely and exclusively for the remote monitoring of the Meeting,
   b. not to transfer or disclose, in whole or in part, the individual invitation to any third party, shareholder or not, being the invitation non-transferable, and
   c. not to record or reproduce, in whole or in part, nor transfer to any third party, shareholder or not, the content or any information transmitted by virtual means during the Meeting.

8. The shareholder who has correctly requested to participate in the Meeting and has not received the individual invitation for virtual access until twenty-four (24) hours before the Meeting is held, that is, until 1:00 p.m. (GMT-3 times zone) on April 26, 2023, should contact Petrobras' Investor Relations by *assembleias@petrobras.com.br* to resend instructions.

9. The **Digital Platform** satisfies the requirements set forth in Art. 28, § 1 of CVM Resolution 81, namely:

   a. the possibility of simultaneous manifestation and access to documents presented during the Meetings that have not been previously made available;
   b. the full recording of the Meeting; and
   c. the possibility of communication between shareholders.

10. The shareholders present at the Meeting authorize the Company to use any information contained in the recording of the Meeting for:

    a. registration of the possibility of manifestation and visualization of the documents presented during the Meeting;
    b. registration of the authenticity and security of the communications during the Meeting;
    c. registration of the presence and votes cast by the shareholders present;
    d. fulfillment of legal order from competent authorities; and
    e. defense of the Company, its managers and third parties hired, in any judicial, arbitral, regulatory or administrative sphere.

11. After the presentation of each matter on the Agenda of the Meeting, the shareholder present may speak through the **Digital Platform**, so that, in the order in which the requests are received by the Presiding Board, through the opening of the audio. In order to maintain the good progress of the Meeting, the Presiding Board can determine the maximum time limit for each shareholder present to speak.

12. Petrobras recommends that registered shareholders test and familiarize themselves previously with the Digital Platform to avoid incompatibility of their electronic equipment with the platform and other problems with its use on the day of the Meeting.

13. Petrobras requests that shareholders access the Digital Platform at least 30 minutes prior to the time scheduled for the beginning of the Meeting, to allow the validation of their access.

14. *Petrobras clarifies that access will not be allowed after the time scheduled for the beginning of the Meeting. Petrobras will not be responsible for any operational or connection problems that the shareholder may face, as well as for any other possible issues unrelated to the Company that may hinder or make it impossible the shareholder's participation in the Meeting.*

15. Despite the possibility of participating via Digital Platform, Petrobras recommends that shareholders adopt the BVD.

16. The common shares used in the separate election of the member of the Board of Directors that took place at the Annual General Meeting of Petrobras held on April 13, 2022, may not be used again in the process of election of directors at this meeting, in the election by cumulative voting, if adopted. Pursuant to paragraph 8 of article 141 of the Brazilian Corporate Law, the Company informs that it will use a record with the identification of the shareholders who voted in the separate election, to prevent the same shares from being used again in the election through the cumulative voting process, if adopted.

17. Pursuant to art.141, §7, of the Brazilian Corporate law, and art. 19, item III, of the Company's Bylaws, whenever the election of the Board of Directors is

made by the cumulative vote system and holders of common or preferred shares exercise the right to elect a Board of Directors member, the Union shall be entitled to the right to elect Board of Director members in the same number as those elected by minority shareholders and by the employees plus 1 (one), regardless of the number of Board of Director members established in art. 18 of the Bylaws.

18. The exercise of voting rights in the case of stock lending will be at the borrower's expense, unless the contract between the parties provides otherwise.

.

HOW TO VOTE THROUGH DISTANCE VOTING BALLOT

The **Distance Voting Ballot ("BVD")** must be completed if shareholders choose to exercise their right to use the distance voting remotely, per CVM Resolution no. 81, March 29, 2022 ("Resolution 81").

In this case, it is imperative to complete the BVD, available on *http://www.petrobras.com.br/ri*, with the full name (or corporate name) of the shareholder and the registration number with the Ministry of Economy, whether a legal entity (CNPJ) or natural person (CPF), as well as an email address for contact.

In addition, for the BVD to be considered valid and the votes counted at the Annual General Meeting to be held on April 27, 2023, at 1:00 p.m. (GMT-3 time zone), in the exclusively digital form, the following instructions must be complied with:

I. the shareholder or his legal representative(s), as the case may be and in accordance with the current legislation, must sign the BVD and initial all its pages, and a digital signature will be admitted, by means of a digital certificate, it is not necessary to initial the pages of the Bulletin; and

II. the shareholder or his legal representative(s) must send the documents proving his status as a shareholder and enabling him to participate in the Meeting, together with the BVD and, in the case of foreigners, a sworn translation of the documents if they are not in Spanish or English, all in accordance with the instructions specified below.

It is important to note that the BVD can also be obtained from the CVM's electronic addresses (*http://www.cvm.gov.br*) or through the shareholder's custodian. It is essential that the shareholder pays attention to the filling out and sending instructions applicable in each case.

Guidelines to send the BVD

Shareholders who choose to exercise their right to use the distance voting may:

I. *fill out and send the BVD paper directly to the Company to the attention of the Petrobras' Investor Relations, through the electronic address: https://gicentral.precisao-i.com/m/ago-petrobras-2023; or*
II. *transmit the instructions for filling in for eligible service providers, as per the following guidelines:*

Exercise of distance voting rights using a custodian

Shareholders who choose to exercise their right to vote via their custodian agent shall relay their voting instructions according to the rules defined by the custodian, which forwards said voting manifestations to the [B]³ Central Depository. For such, shareholders shall contact their custodian agents to check the proper procedures.

Different service providers involved in the distribution of the BVD may display the items on the BVD in different ways, according to their own systems. In case of doubt, we recommend consulting the BVD available on the company's website (*http://www.petrobras.com.br/ri)* and contacting your service provider, custody agent or Petrobras directly.

According to Resolution 81, shareholders shall relay BVD form completion instructions to their custody agents up to seven days before the date on which the Meeting will be held, namely, until April 20, 2023 (inclusive), except if a different term is defined by their custodian agents.

It should be noted that, as ordered by Resolution 81, upon receiving shareholder voting instructions through their respective custody agents, the [B]³ Central Depository shall disregard any conflicting instructions in connection to the same deliberation that were issued by the same enrollment number in CPF (retail investors) or CNPJ (legal entities).

Exercise of distance voting rights using a book-entry share administrator

In addition to the previous options, shareholders holding book-entry shares can exercise their right to vote using Banco Bradesco, which is the managing institution for Petrobras' Book-Entry Shares system. In this case, the shareholder/representative shall deliver the duly completed distance voting BVD form at any Banco Bradesco branch.

According to Resolution 81, shareholders shall relay BVD form up to seven days before the date on which the General Meeting will be held, namely, until April 20, 2023 (inclusive), except if a different term is defined by Banco Bradesco.

Exercise of distance voting via direct remittance of BVD form by shareholders to Petrobras

Shareholders who choose to exercise their remote voting right by sending the BVD form directly to the Company, send the following documents electronically, through the address https://qicentral.precisao-i.com/m/ago-petrobras-2023:

I. *BVD duly completed, signed and with all pages initialed, digital signature being allowed, by means of digital certificate,*

II. *Copy of the following documents:*

a) for individual investors:

- valid photo ID and CPF number;
- in the case of representative (who must have been constituted less than one year before the date of the Meeting), send the power of attorney and the identity of the representative. Proxies granted by shareholders by physical means must have their signatures notarized, and, by electronic means, they will only be admitted if signed digitally, through digital certification.

b) for legal persons:

- latest bylaws or consolidated social contract and the corporate documents proving the legal representation of shareholder;
- CNPJ; and
- photo ID document of the legal representative.

c) for investment funds:

- last consolidated fund rules with CNPJ;
- bylaws or social contract of its administrator or manager, as appropriate, in compliance with the fund's voting policy and corporate documents proving the powers of representation; and
- photo ID document of the legal representative.

The following identity documents will be accepted, provided that with photo: ID, Foreigner ID, driver's license, Passport or officially recognized professional class cards.

The shareholder must deliver the BVD paper to the Company no later than 1:00 p.m. (GMT-3 time zone) on April 20, 2023.

Petrobras has up to 3 (three) days from receipt of the BVD to notify the shareholder that the documents sent are suitable for the vote to be considered valid or to advise that the BVD or the accompanying documents need to be rectified and sent back, observed the deadline for receipt.

Common rules for sending and validating the BVD remotely

Foreign shareholders must present the same documentation as Brazilian shareholders, and, exceptionally, in this Meeting, Petrobras will waive the need to send physical copies of the shareholders' representation documents to the Company's headquarters, the notarization, consularization, and/or apostilation of the shareholder's representation documents, and will instead send a simple copy of the original copies of such documents to the electronic address indicated above.

Powers of attorney granted by shareholders by physical means must be notarized, and by electronic means will only be admitted if signed digitally, through digital certification.

Regardless of the method of sending chosen (to the custodian, to the administrator of the book entry shares, or directly to Petrobras), it is recommended that the shareholder send, transmit, or protocol the Bulletin (which will be available at least one month before the Meeting), together with the documents pertaining to it, as far in advance as possible, to allow sufficient time for assessment and eventual return with reasons for rectification, correction, and resubmission of documents.

The **BVD** sent, transmitted or filed will be disregarded by the Company if:

I. sent after the deadline,

II. it is not correctly filled, or

III. It's not accompanied by the requested documents

If the shareholder has chosen to deliver the BVD directly to Petrobras, they will be informed of the rejection of his vote through the indicated email address.

Specific instructions about the election for the board of directors via BVD form

At the Annual General Meeting there will be elections for eight (8) vacancies of members of the Board of Directors of Petrobras. Pursuant to the letter sent by the Company's controlling shareholder, Petrobras received the nomination of a slate containing 8 (eight) candidates to run for the Board of Directors. It is worth noting that holders of common shares who have used their shares to vote in the separate election for a member of the Board of Directors at the Annual General Meeting held on April 13,2022 will not be able to use them again to vote in the election of members of the Board of Directors at this meeting, either in the election by slate or in the election by the cumulative voting process, if adopted. The information related to the nominations to Petrobras' Board of Directors is detailed in this Manual.

Other nominations of candidates for the Board of Directors may be made by shareholders who have the minimum participation required under Resolution 81, which will be disclosed by Petrobras through Notice to the Market. Additionally, all candidates nominated by minority shareholders within the deadlines established in Resolution 81 will be included in the BVD.

The minimum percentage of interest in the capital stock necessary to request the adoption of *cumulative* voting for the election of members of the Board of Directors is 5% (five percent) of the voting capital, as per CVM Instruction 70, of March 22, 2022. The option to request the adoption of the *cumulative* voting process must be exercised by the shareholders up to forty-eight (48) hours before the meeting, that is, until 1:00 p.m. (GMT-3 time zone) on April 25, 2023, under the terms established in paragraph 1 of article 141 of the Corporation Law. If the *cumulative* voting process is adopted, the voting by slate of candidates nominated by the controlling shareholder will lose effect and the election will occur by allocating votes to each of the candidates individually.

The election of the Board of Directors in BVD is structured as follows:

- ***Items 3 and 4:*** *election by the slate system, if cumulative voting is not adopted.*
- ***Item 7:*** *simple question about the adoption of cumulative voting.*
- ***Items 8 and 9:*** *election by the cumulative voting process, in which case election by slate does not apply.*

Election by Slate System – Items 3 and 4 of BVD

- ***Item 3 (Simple Deliberation): the shareholder may vote APPROVE, REJECT, or ABSTAIN in relation to the slate on the BVD.***
- ***Item 4 (Simple Deliberation):*** *if there is a change in the slate included in the BVD - change in one of the candidates to the Board of Directors - the shareholder must indicate whether they wish to maintain their vote in the slate chosen in the answer to item 3 above. E.g.: a "YES" vote in this item 4 (combined with an "APPROVE" vote in item 3) means that the shareholder will continue to vote for the slate even if one or more names are changed.*

Request for Adoption of Cumulative Voting

- ***Item 7 (Simple Deliberation):*** *the shareholder can vote YES, NO or ABSTAIN in relation to the request for the adoption of cumulative voting.*
- *A "YES" vote in this item 7 means that the shareholder wishes that the cumulative voting process be adopted in the election of the members of the Board of Directors. This means that the election for the Board of Directors will not take place through the slate (item 3), but the candidates can receive votes individually. If the shareholder votes "NO" or "ABSTAIN", their shares will not be counted for the purposes of the cumulative voting request.*

Election by Cumulative Voting – Items 8 and 9 of BVD

These items of the BVD will only be considered if the cumulative voting process is adopted. In case the cumulative voting election process (items 8 and 9) is adopted, all candidates to the Board of Directors - both those nominated by the controlling

shareholder and those nominated by minority shareholders - may receive votes individually.

If cumulative voting is adopted, all votes cast for the slate (item 3) will no longer be valid and will not count for the election of the Board. If you wish to have your votes counted in the Board election, you should allocate your votes (at your discretion) to items 8 and 9, even if you voted against the adoption of the cumulative voting election.

- ***Item 8 (Board election by candidate - Cumulative voting only):*** *it asks whether the shareholder intends to distribute the votes equally among all the candidates listed on the BVD. Since there are 8 (eight) vacancies in dispute for the Board:*

- ***Item 9 (Visualization of all candidates to indicate the distribution of the cumulative vote):*** *field for the nomination of candidates if the answer to item 8 was YES or indication of the percentage of votes that the shareholder wishes to allocate to each candidate individually, if the answer to item 8 was NO.*

IMPORTANT

- Shareholders who vote "YES" on item 8 may vote on item 9.
- Shareholders who vote "YES" in item 8 will have their votes AUTOMATICALLY distributed equally among all candidates included in the BVD, provided they do not approve any candidate in item 9.
- Shareholders who vote "NO" in item 8 may assign a specific percentage of their votes to the candidates of their preference through the field specified in item 9.
- Shareholders who vote "YES" in item 8 and, nevertheless, vote in favor of one or more candidates in item 9, will have the votes distributed proportionally among the selected candidates.
- Shareholders who vote "ABSTAIN" in item 8 will not have their votes counted in the election by the cumulative voting process.

PAY ATTENTION

Voting instructions whose sum of percentages indicated in item 9 is higher or lower than 100% will also be disregarded. Shareholders who vote through third party systems should check whether said systems accept the insertion of percentage numbers for each candidate. If not, the shareholder should ask the third party responsible for the system about the procedure to be adopted so that the numerical percentages are properly processed.

The Company informs that the guidelines provided herein, as well as those contained in the BVD itself, aim to assist shareholders in filling out the BVD. The shareholder who chooses to use the BVD is solely and entirely responsible for its correct completion, regardless of how they have accessed it: either directly (on the Company's site or the CVM) or indirectly (by transmitting the completion to custody agents, voting recommendation consultants hired by the shareholder, or to the bookkeeping institution of Petrobras shares).

To clarify any doubts or obtain further information on how to exercise your vote via BVD, please contact your broker, custodian, service provider or Petrobras' investor relations team at:

E-mail: assembleias@petrobras.com.br

Or with the company hired (Morrow Sodali) by Petrobras to support this Meeting:

E-mail: petrobras@investor.morrowsodali.com
Phone: +55 11 3198-7280

PRESENTATION TO SHAREHOLDERS

ITEM I

TO ANALYZE MANAGEMENT ACCOUNTS, EXAMINE, DISCUSS AND VOTE THE MANAGEMENT'S REPORT AND THE COMPANY'S FINANCIAL STATEMENTS, WITH THE REPORT FROM THE INDEPENDENT AUDITORS AND THE FISCAL COUNCIL REPORT, FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2022

Dear Shareholders,

The Management Report, the Financial Statements with the Independent Auditors and Fiscal Council's Reports of fiscal year of 2022 are available in Petrobras website:

https://www.investidorpetrobras.com.br/en/presentations-reports-and-events/annual-reports/

Rio de Janeiro, March 27, 2023.

Jean Paul Terra Prates
CEO

PRESENTATION TO SHAREHOLDERS

ITEM II

PROPOSAL FOR THE ALLOCATION OF THE NET INCOME OF 2022

Dear shareholders,

Petrobras' financial statements for the year ended December 31, 2022, present net income of R$ 188,327,586,899.15.

Based on Law 6,404/76, changed by Laws 9,457, of May 5, 1997, and 10,303, of October 31, 2001, as well on the Company's Bylaws and the Shareholder's Compensation Policy, the Board of Directors proposes to this Annual General Meeting, with a favorable opinion of the Fiscal Council, that R$ 222,560,428,614.34 be allocated as dividends, as compensation to shareholders, accounting for 118.18% of the net income (126.08% of adjusted net income), of which R$ 17.06202044 for preferred and common shares, based on the number of outstanding shares.

In order to prepare this proposal, the following items were taken into consideration:

a. As provided for in article 8 of Petrobras' Bylaws, dividends to be paid to common and preferred shares cannot be lower than twenty-five percent (25%) of the adjusted net income.

b. Paragraph 2 of article 5 of Petrobras' Bylaws prioritizes dividends attributable to preferred share, of at least five percent (5%), calculated on the portion of capital represented by this type of share, or three percent (3%) of the value of the Company's equity, whichever is higher.

c. The Shareholders' Compensation Policy of Petrobras seeks to ensure the perennially and financial sustainability of the short, medium, and long terms, in addition to providing predictability to the flow of dividend payments to shareholders. This policy defines that in case of gross debt equal to or less

than US$ 65 billion and accumulated positive results, to be verified in the last quarterly result calculated and approved by the Board of Directors, the company must distribute to its shareholders 60% of the difference between the operating cash flow and the acquisitions of fixed assets and intangibles, both presented in the consolidated cash flow statement, as long as the result of this formula exceeds US$ 4 billion and does not compromise the company's financial sustainability.

The cash surplus due to the higher margins from the sale of oil and oil products, associated with the maintenance of the indebtedness target and the absence of investments held back due to financial restrictions, allowed the proposed dividend for 2022, in the amount of R$ 222,560,428,614.34 (R$ 17.06202044 per preferred and common share outstanding), to be higher than the dividends calculated based on the formula set forth in item 4.2 of the Shareholder Remuneration Policy.

The compensation proposal for shareholders includes a minimum mandatory dividend of R$44,131,483,063.93, equivalent to 25% of adjusted net income, as well as additional dividends of R$ 178,428,945,550.41, derived from the remaining portion of net income for the year (R$ 131,422,183,587.81) and from the profit retention reserve (R$ 47,006,761,962.60). This proposal is higher than the priority of preferred shares.

Thus, the proposed dividends of R$ 222,560,428,614.34 are as follows:

a. Anticipations of R$ 179,962,926,967.85 approved by the Board of Directors in 2022 which, monetarily restated by the variation of the Selic rate from the date of payment until December 31, 2022, total R$ 186,744,525,677.19. These anticipations will be discounted from the dividends proposed for the 2022 fiscal year, as follows:

   - R$ 48,465,599,343.23 of dividends and interest on equity (IOC), paid in advance on June 20, 2022 and July 20, 2022, equivalent to R$ 3.71549000 per outstanding preferred and common share;

   - R$ 87,813,602,021.66 of dividends and IOC, paid in advance on August 31, 2022 and September 20, 2022, equivalent to R$ 6.73200300 per outstanding preferred and common share;

- R$ 43,683,725,602.96 of dividends and IOC, paid in advance on December 20, 2022 and January 19, 2023, equivalent to R$ 3.34890000 per outstanding preferred and common share; and

- R$ 6,781,598,709.34 of monetary restatement on prepaid dividends and IOC paid in 2022, according to the variation of the Selic rate, from the date of payment of each installment until December 31, 2022. The monetary restatement represents R$ 0.51989375 per outstanding preferred and common share and will be deducted from the dividends proposed for 2022 fiscal year.

b. Complementary dividends of R$ 35,815,902,937.15, equivalent to R$ 2.74573369 per outstanding preferred and common share, to be paid on May 19, 2023 and June 16, 2023 and which will have their values monetarily updated, from December 31, 2022 until the date of payment, according to the variation of the Selic rate. These dividends are highlighted in a specific account of the company's net equity, called additional proposed dividends.

Nevertheless, considering that the amount proposed above exceeds the application of the formula provided in item 4.2 of the Company's Shareholders' Remuneration Policy by R$ 0.49806828 per common and preferred share in the quarter, the Board of Directors suggests to this Annual Shareholders' Meeting to evaluate the creation of a Statutory Reserve (Reserve), in accordance with the law, to retain up to R$ 0.49806828 per common and preferred share of the result of the fiscal year 2022.

In case this General Shareholders' Meeting does not accept the referred suggestion, or, if the entire balance is not retained, the Board of Directors, by majority vote, recommends that the payment of these R$ 0.49806828 per common and preferred share or of the remaining balance occurs on 12/27/2023 adjusted by the SELIC rate and deducted from the amount of the second installment of dividends.

As of the publication date of this Manual, no Extraordinary General Meeting has been requested for the creation of the Statutory Reserve suggested by the Board of Directors.

Shareholders will be entitled to remuneration as follows:

1. The cut-off date for holders of Petrobras' shares traded on [B]³ will be April 27, 2023 and the record date for holders of American Depositary Receipts (ADRs) traded on the New York Stock Exchange – NYSE will be May 01, 2023

2. Petrobras' shares will be traded ex-rights on [B]³ and NYSE as from April 28, 2023.

Accordingly, the Board of Directors proposes to shareholders at the Annual General Meeting, with a favorable opinion of the Fiscal Council, that R$ 9,416,379,344.96 be allocated to the legal reserve, R$ 1.027.159.802,45 to the statutory reserve, R$ 2,385,275,298.47 for tax incentive reserve and R$ 222,560,428,614.34 as compensation to shareholders as dividends, of which: (i) R$ 175,553,666,651.74 from the net income for 2022; and (ii) R$ 47,006,761,962.60 from the profit retention reserve.

Rio de Janeiro, March 27, 2023.

Jean Paul Terra Prates
CEO

ANNEX A (CVM RESOLUTION 81/2022)
ALLOCATION OF NET INCOME

1. **Inform the net income for the year**

   R$ 188,327,586,899.15.

2. **Inform the overall amount and the value per share of the dividends, including early dividends and interest on equity already declared**

	Shareholder remuneration			
	Board of Directors approval date	*Shareholding position date*	*Amount per PN and ON share (R$)*	*Amount (R$)*
Dividends and IOE – paid in two installments (June and July/22)	05.05.2022	05.23.2022	3.71549000	48,465,599,343.23
Dividends and IOE – paid in two installments (Aug and Sep/22)	07.28.2022	08.11.2022	6.73200300	87,813,602,021.66
Dividends and IOE – paid in two installments (Dec/22 and Jan/23)	11.03.2022	11.21.2022	3.34890000	43,683,725,602.96
Total interim and intercalary dividends			13.79639300	179,962,926,967.85
Monetary restatement of prepayments - Selic	-		0.51989375	6,781,598,709.34
Total anticipation of dividends and IOE adjusted by Selic			14.31628675	186,744,525,677.19
Complementary Dividends	03.01.2023	04.27.2023	2.74573369	35,815,902,937.15
Total dividends proposed			17.06202044	222,560,428,614.34
Outstanding preferred shares (PN shares)			17.06202044	95,580,924,612.27
Outstanding Common Shares (ON shares)			17.06202044	126,979,504,002.07

Considering that the amount proposed above exceeds the application of the formula provided in item 4.2 of the Company's Shareholders' Remuneration Policy by R$ 0.49806828 per common and preferred share in the quarter, the Board of Directors suggests to this Ordinary General Meeting to evaluate the creation of a Statutory Reserve (Reserve), in the form of the law, to retain up to R$ 0.49806828 per common and preferred share of the result of the fiscal year 2022.

In case this General Shareholders' Meeting does not accept the referred suggestion, or, if the entire balance is not retained, the Board of Directors, by majority vote, recommends that the payment of these R$ 0.49806828 per common and preferred share or of the remaining balance occurs on 12/27/2023 adjusted by the SELIC rate and deducted from the amount of the second installment of dividends.

As of the publication date of this Manual, no Extraordinary General Meeting has been requested for the creation of the Statutory Reserve suggested by the Board of Directors.

3. Inform the distributed percentage of net income for the year

The total proposed dividends of **R$ 222,560,428,614.34** represent 118.18% of the net income for 2022 (126.08% of adjusted net income).

4. Informar o montante global e o valor por ação de dividendos distribuídos com base em lucro de exercícios anteriores.

R$ 47,006,761,962.60, equivalent to **R$ 3.60365200** per outstanding common share.

5. Inform, net of early dividends and interest on equity already declared:

a. The gross value of dividends and interest on equity, segregated by share of each type and class

	Shareholder remuneration			
	Board of Directors approval date	Shareholding position date	Amount per PN and ON share (R$)	Amount (R$)
Complementary Dividends	03.01.2023	04.27.2023	2.74573369	35,815,902,937.15
Outstanding preferred shares (PN shares)			2.74573369	15,381,517,459.64
Outstanding Common Shares (ON shares)			2.74573369	20,434,385,477.51

b. The type and term of payment of dividends and interest on equity

Dividends will be paid on May 19, 2023 and June 16, 2023 and shareholders will be entitled to remuneration as follows:

	Shareholder remuneration			
	Shareholding position date	*Payment Date*	*Amount per PN and ON share (R$)*	*Amount (R$)*
Complementary Dividends	*04.27.2023*	*05.19.2023*	*1.37286685*	*17,907,951,495.96*
Complementary Dividends	*04.27.2023*	*06.16.2023*	*1.37286684*	*17,907,951,441.19*
Total of *Complementary Dividends*				
Outstanding preferred shares (PN shares)			*2.74573369*	*15,381,517,459.64*
Outstanding Common Shares (ON shares)			*2.74573369*	*20,434,385,477.51*

- The cut-off date for holders of Petrobras' shares traded on [B][3] will be April 27, 2023 and the record date for holders of American Depositary Receipts (ADRs) traded on the New York Stock Exchange – NYSE will be May 01, 2023.
- Petrobras' shares will be traded ex-rights on [B][3] and NYSE as from April 28, 2023.

c. Any restatement and interest on dividends and interest on equity

Dividends will be restated by the variation of the SELIC rate from December 31, 2022 to the payment date.

d. Declaration date of payment of dividends and interest on equity considered for identification of shareholders entitled to payment

See item 5.b above.

6. In the event of declaration of dividends or interest on equity based on income calculated in semi-annual balance sheets or shorter periods

a. Inform the amount of dividends or interest on equity already declared

	Shareholder remuneration			
	Shareholding position date	Payment Date	Amount per PN and ON share (R$)	Amount (R$)
Dividends	05.23.2022	06.20.2022	1.42756800	18,621,484,305.77
Interest on equity	05.23.2022	06.20.2022	0.43017700	5,611,315,365.85
Dividends	05.23.2022	07.20.2022	1.85774500	24,232,799,671.61
Dividends	08.11.2022	08.31.2022	2.93886100	38,335,094,362.11
Interest on equity	08.11.2022	08.31.2022	0.42714100	5,571,713,170.82
Dividends	08.11.2022	09.20.2022	3.36600100	43,906,794,488.73
Dividends	11.21.2022	12.20.2022	1.15582300	15,076,787,834.09
Interest on equity	11.21.2022	12.20.2022	0.51862700	6,765,074,967.39
Dividends	11.21.2022	01.19.2023	1.60019200	20,873,226,504.24
Interest on equity	11.21.2022	01.19.2023	0.07425800	968,636,297.24
Total of antecipations - interim and intercalary dividends 2022			13.79639300	179,962,926,967.85
Monetary restatement of prepayments - Selic	-		0.51989375	6,781,598,709.34
Total anticipation of dividends and interest on capital adjusted by Selic			14.31628675	186,744,525,677.19
Outstanding preferred shares (PN shares)			14.31628675	80,199,407,152.63
Outstanding Common Shares (ON shares)			14.31628675	106,545,118,524.56

b. Inform the date of the respective payments

See item 6.a above.

7. Provide a comparative table informing the following values per share of each type and class

a. Dividend and interest on equity distributed in the three (3) previous years

	2022	2021	2020	2019
Net Income	188,327,586,899.15	106,668,201,418.30	7,108,401,674.38	40,136,900,740.65
Outstanding preferred shares (PN shares)	14,44	8,18	0,54	3,08
Outstanding Common Shares (ON shares)	14,44	8,18	0,54	3,08

b. Dividend and interest on equity distributed in the three (3) previous years

	2022	2021	2020	2019
Dividends per preferred shares (PN shares)	17.06202044	7.773202	0.787446	0.925500
Dividends per Common Shares (ON shares)	17.06202044	7.773202	0.787446	0.738700

8. In the event of allocation of income to the legal reserve

a. Identify the amount allocated to the legal reserve

R$ 9,416,379,344.96.

b. Provide details of the calculation of the legal reserve

Created by recording 5% of the net income for the year, as per article 193 of Brazilian Corporation Law.

9. If the company has preferred shares with right to fixed or minimum dividends

a. Describe the calculation of fixed or minimum dividends

Each year, shareholders are entitled to dividends and/or interest on equity that cannot be lower than twenty-five percent (25%) of the adjusted net income, as per Brazilian Corporation Law, prorated by the number of shares that compose the Company's share capital, as per article 8 of the Bylaws.

Preferred shares will have priority in the event of capital reimbursement and payment of dividends, of at least five percent (5%), calculated on the portion of the capital represented by this type of share, or three percent (3%) of the value of the Company's equity, whichever is higher, participating on an equal basis with the common shares in capital increases arising from incorporation of reserves and profit, as per paragraph 2 of article 5 of the Bylaws.

b. Inform whether the profit for the year is sufficient for the full payment of fixed or minimum dividends

   The profit of the fiscal year is sufficient for the full payment of fixed or minimum dividends.

c. Identificar se eventual parcela não paga é cumulativa

   Not aplicable.

d. Identify the overall amount of fixed or minimum dividends to be paid to each class of preferred shares

   R$ 18,952,731,094.31 in dividends corresponding to the outstanding preferred shares based on 25% of adjusted net income.

e. Identify the fixed or minimum dividends to be paid per preferred share of each class

   R$ 3,383226169308 per outstanding preferred share.

10. Regarding mandatory dividend

a. Describe the calculation provided for in the Bylaws

   Each year, shareholders are entitled to dividends and/or interest on equity that cannot be lower than twenty-five percent (25%) of the adjusted net income, as per Brazilian Corporation Law, prorated by the number of shares that compose the Company's share capital, as per article 8 of the Bylaws.

b. Inform whether it is being paid in full

   Yes.

c. Inform any amount retained

Not aplicable.

11. In the event of retention of mandatory dividend because of the company's financial situation

a. Inform the amount retained

Not aplicable.

b. Describe in details the company's financial situation, including aspects related to analysis of liquidity, working capital and positive cash flows

Not aplicable.

c. Justify the reason for retaining dividends

Not aplicable.

12. In the event of allocation of profit to the contingencies reserve

a. Identify the amount allocated to the reserve

Not aplicable.

b. Identify the probable loss and what have caused it

Not aplicable.

c. Explain why the loss was deemed as probable

Not aplicable.

d. Justify the creation of the reserve

Not aplicable.

13. In the event of allocation of profit to the unrealized profit reserve

a. Inform the amount allocated to the unrealized profit reserve

Not aplicable.

b. Inform the nature of unrealized profit that originated the reserve

Not aplicable.

14. In the event of allocation of profit to statutory reserves

a. Describe the statutory clauses that establish the reserve

As per article 56 of the Bylaws, from the net income calculated in Petrobras' balance sheet, zero point five percent (0.5%) of the paid-in share capital will be allocated for the creation of a special reserve aimed at funding the Company's research and technological development programs. The accumulated balance of the reserve provided for in this article cannot exceed five percent (5%) of the paid-in share capital.

b. Identify the amount allocated to the reserve

R$ 1,027,159,802.45.

c. Describe how the amount was calculated

The amount was calculated by applying 0.5% on the paid-in share capital of R$205,431,960,490.52.

15. In the event of profit retention provided for in capital budget

a. Identify the amount retained

Not aplicable.

b. Provide a copy of the capital budget

Not aplicable.

16. In the event of allocation of profit to the tax incentive reserve

a. Inform the amount allocated to the reserve

R$ 2,385,275,298.47.

b. Explain the nature of the allocation

Set up by allocating a portion of the year's income equivalent to tax incentives, arising from donations or government subsidies, in accordance with article 195-A of the Corporation Law. This reserve can only be used to absorb losses or to increase capital.

We highlight the incentives to subsidize investments in the Northeast and in the Amazon, in the scope of the Superintendencies for the Development of the Northeast (SUDENE) and of the Amazon (SUDAM).

PRESENTATION TO SHAREHOLDERS

ITEM III

ELECTION OF 8 (EIGHT) MEMBERS OF THE BOARD OF DIRECTORS

Dear shareholders,

The election of eight (8) of the eleven (11) members of the Board of Directors, pursuant to the provisions of the Company's Bylaws, will be approved during the Annual General Meeting.

On January 03 and 04, 2023, the Company disclosed two press releases to communicate, respectively, (i) that it received a letter from the Ministry of Mines and Energy, informing that Mr. Jean-Paul Terra Prates would be nominated to exercise the position of President and member of the Board of Directors of Petrobras; and to communicate (ii) the anticipated termination of Mr. Caio Mário Paes de Andrade's term as President of Petrobras and his resignation as a member of the Company's Board of Directors.

Due to the vacancy in the Presidency of the Company, the Chairman of the Board of Directors nominated the Executive Director of Production Development, Mr. João Henrique Rittershaussen, as interim President of the Company, based on paragraph 4 of art. 27 of its Bylaws, until the election and inauguration of a new President under the terms of art. 20 of the Bylaws.

On January 26, 2023, the Board of Directors of Petrobras, by majority vote, nominated Mr. Jean Paul Terra Prates as a member of the Company's Board of Directors until the next General Shareholders' Meeting, in accordance with art. 150 of the Brazilian Corporation Law, and elected him to the position of President of the Company with a term of office until April 13, 2023, as per the press release disclosed on January 26, 2023.

Currently, Petrobras' Board of Directors is composed by 11 (eleven) members, being that 8 (eight) members were elected in the Extraordinary General Meeting of August 19, 2022, by the cumulative vote process and 3 (three) members of the Board were

elected in separate election processes in the Annual General Meeting of April 13, 2022.

As Mr. Caio Mário Paes de Andrade, one of the members elected by cumulative voting process, has resigned as member of the Board of Directors, and since the Board of Directors of Petrobras has appointed Mr. Jean Paul Terra Prates for the respective vacancy, according to the provisions of paragraph 3 of article 141 of Law no. 6. 404, of December 15, 1976 ("Corporation Law"), whenever there is a vacancy of office or replacement of members elected by the cumulative voting process, the first general meeting will proceed to a new election for the board, with regard to the members elected by cumulative voting process.

Therefore, for election at the General Shareholders' Meeting of April 27, 2023, Petrobras received the following names for the composition of the Board of Directors: Pietro Adamo Sampaio Mendes, Jean Paul Terra Prates, Efrain Pereira da Cruz, Vitor Eduardo de Almeida Saback, Eugênio Tiago Chagas Cordeiro e Teixeira, Bruno Moretti, Sergio Machado Rezende and Suzana Kahn Ribeiro, all nominated by the controlling shareholder.

The controlling shareholder of Petrobras also presented, in a supplementary manner, so that they may also be evaluated and, if impediments are found that make it unfeasible for any of the nominees to continue, so that they may replace them without delay when the meeting is held, the following names: Renato Campos Galuppo, Anelize Lenzi Ruas de Almeida, and Evamar José dos Santos.

By the minority shareholders, Petrobras received the indications of José João Abdalla Filho and Marcelo Gasparino da Silva.

The Petrobras People Committee (COPE), in meetings held on 03/16/2023 and 01/24/2023, evaluated the fulfillment of the requirements and the prohibitions of six of the nominees for members of the Board of Directors, pursuant to article 10 of Law No. 13,303/2016 and article 21 of Decree No. 8,945/2016, as amended by Decree No. 11,048/2022, and the Indication Policy for Members of the Senior Management and the Fiscal Council ("Indication Policy").

With regard to Ms. Suzana Kahn Ribeiro, Mr. Vitor Eduardo de Almeida Saback and Mr. Bruno Moretti, the COPE unanimously opined that the nominees meet the necessary requirements set forth in the Company's Bylaws, Law No. 13,303/2016, Decree No.

8,945/2016 and Petrobras' Nomination Policy, as well as do not incur in its prohibitions for them to be elected as Directors.

As for Mr. Pietro Adamo Sampaio Mendes, the COPE, by majority vote, opined that the nominee meets the necessary requirements set forth in the Company's Bylaws, Law No. 13,303/2016, Decree No. 8. 945/2016 and in Petrobras' Nomination Policy, as well as does not incur in its prohibitions to be elected as a Member of the Board of Directors and Chairman of the Board of Directors of Petrobras, provided that his formal and legally perfect resignation from the position of Secretary of Petroleum, Natural Gas and Biofuel of the Ministry of Mines and Energy (MME) is confirmed and his condition as a licensed, removed or assigned ANP employee is maintained.

Regarding Mr. Sergio Machado Rezende, the COPE unanimously opined that the nominee does not meet the necessary requirements set forth in the Company's Bylaws, in Law no. 13,303/2016, in Decree no. 8,945/2016 and in Petrobras' Nomination Policy, incurring in the prohibition contained in article 21, paragraph 2, items IV and V, of the Company's Bylaws, in article 17, paragraph 2, items I and II, of Law no. 13. 303/16 and of article 29, items IV and VI, of Decree no. 8,945/2016, since the nominee is a full member of the National Directory of the PSB (Brazilian Socialist Party), as stated on the party's website and in the Party Information Management System (SGIP) of the TSE (Superior Electoral Court).

Regarding Mr. Jean Paul Terra Prates, the COPE, by majority, opined that the nominee meets the necessary requirements provided for in Law No. 13,303/2016, Decree No. 8,945/2016 and Petrobras' Nomination Policy, as well as does not incur its prohibitions for him to be nominated/elected as a Board Member and President of Petrobras, provided that his formal and legally perfect resignation to the mandate of Senator of the Republic is confirmed or the respective mandate is terminated.

The minutes of the Committee meetings that analyzed the mentioned nominations are available at the Company's website https://www.investidorpetrobras.com.br/assembleias-e-atas-de-reunioes-do-ca-e-comites/.

In compliance with the provisions of article 21, paragraph 4, of Decree 8,945/2016, as amended by Decree 11,048/2022, the Board of Directors also expressed its opinion on the compliance of the nominees with the legal, regulatory and statutory requirements and prohibitions in light of the self-declarations and the documents

presented by the nominees, as well as the opinion of the Personnel, Eligibility, Succession and Compensation Committee, according to the minutes of the Board of Directors' meetings held on 03/22/2023 and 01/26/2023, available on the Company's website (https://www.investidorpetrobras.com.br/assembleias-e-atas-de-reunioes-do-ca-e-comites/);

In relation to Mr. Jean Paul Terra Prates, having the nomination been previously analyzed by COPE, the Board of Directors, having confirmed his formal and legally perfect resignation from the office of Senator of the Republic, unanimously nominated him as Member of the Board of Directors until the first General Shareholders' Meeting and elected him President of Petrobras for a term until April 13, 2023.

With regard to Ms. Suzana Kahn Ribeiro, Mr. Vitor Eduardo de Almeida Saback and Mr. Bruno Moretti, with the favorable vote of all Board members participating in the deliberation, the Board of Directors fully welcomed and followed the respective analyses and mitigating measures, where applicable, of COPE, as per meeting No. 289, dated March 16, 2023, of the Committee, and therefore these nominations were considered eligible, as per the minutes available at the above address.

As for Mr. Pietro Adamo Sampaio Mendes, the Board of Directors, by majority, considered him ineligible to be a member and Chairman of the Board of Directors of Petrobras, according to the minutes available at the address above.

Regarding the nomination of Mr. Sergio Machado Rezende for Petrobras' Board of Directors, the Board, with the favorable vote of all Board members participating in the deliberation, accepted and followed COPE's conclusion for the ineligibility of the nominee.

The Company's internal governance procedures for analysis of legal, management and integrity requirements, for manifestation of the People Committee and the Board of Directors of the other nominees, for lack of time, are in progress and will be available at the Company's electronic address https://www.investidorpetrobras.com.br/assembleias-e-atas-de-reunioes-do-ca-e-comites/ .

Instructions for the nomination of a Board Member are established in the section of this Manual named "Verification of Legal and Statutory Requirements and

Prohibitions Required for the Appointment of Petrobras's Board of Directors Member" available here.

Following are the Exhibits with information related to the nominees for members of the Board of Directors, according to items 7.3 to 7.6 of the Reference Form (Article 11, item I, of Resolution 81.

Rio de Janeiro, March 27, 2023.

Jean Paul Terra Prates
CEO

ANNEX I

INFORMATION OF THE CANDIDATES APPOINTED BY THE CONTROLLING SHAREHOLDER FOR PETROBRAS' BOARD OF DIRECTORS

Name ***CPF (Individual Taxpayer's ID)***	***Date of Birth*** ***Occupation***	***Management Body*** ***Elective position to be held***	***Term of Office*** ***Nº of Consecutive Terms***
Pietro Adamo Sampaio Mendes 099.100.897-93	07/27/1982 Federal Public Servant	Board of Directors Chairman of Board of Directors	Until AGM 2024 0
Jean Paul Terra Prates 867.212.837-00	06/19/1968 Lawyer	Board of Directors Board Member	Until AGM 2024 0
Bruno Moretti 086.900.457-32	07/06/1980 Public Servant	Board of Directors Board Member	Until AGM 2024 0
Efrain Pereira da Cruz 617.610.602-87	09/17/1978 Lawyer	Board of Directors Board Member	Until AGM 2024 0
Eugênio Tiago Chagas Cordeiro e Teixeira 050.101.326-13	11/29/1979 businessman	Board of Directors Board Member	Until AGM 2024 0
Sergio Machado Rezende 027.390.467-15	10/03/1940 Electronic and Physical Engineer	Board of Directors Board Member	Until AGM 2024 0
Suzana Kahn Ribeiro 797.638.717-00	12/04/1959 Professor of Higher Education	Board of Directors Board Member	Until AGM 2024 0
Vitor Eduardo de Almeida Saback 954.648.321-49	02/03/1982 Public Management Analyst at the Public Ministry of the Union	Board of Directors Board Member	Until AGM 2024 0

Summarized curriculum of candidates:

Pietro Adamo Sampaio Mendes. Mr. Pietro Adamo Sampaio Mendes has been on assignment from the National Agency of Petroleum, Natural Gas and Biofuels (ANP), since November 2020, and currently holds the position of Secretary of Petroleum, Natural Gas and Biofuels of the Ministry of Mines and Energy. He has over 16 years of experience in the oil, natural gas and biofuels sector. He has a bachelor's and a licentiate degree in Chemistry from Universidade Federal Fluminense (UFF), a law degree from Universidade Federal do Estado do Rio de Janeiro (UNIRIO), and an executive graduate degree in Oil and Gas from COPPEUFRJ, MBA in Strategic and Economic Business Management from Fundação Getúlio Vargas (FGV), PhD in Chemical and Biochemical Process Technology (CAPES 6 concept) from Universidade Federal do Rio de Janeiro (UFRJ) and a post-doctoral fellowship at the Beddie School of Business (Simon Fraser University), Canada. At Empresa de Planejamento e Logística S.A. (EPL) and Infra S.A. he was Advisor to the President between June 2022 and February 2023, responsible for coordinating the process of incorporation of EPL by VALEC for the creation of Infra S.A., working on the documents required for the corporate act, people management, definition of strategic planning and business plan. Between February 2022 and June 2022, he served in the Ministry of Mines and Energy (MME) as Deputy Secretary of Petroleum, Natural Gas and Biofuels, replacing the Secretary in his impediments, acting in the monitoring of fuel supply, in particular diesel, coordinating the expenditure of the Secretariat and coordinating the RenovaBio Committee and the Fuel of the Future Program. Still at MME, he was Director of the Department of Biofuels between November 2020 and February 2022, coordinating the Fuel of the Future Program, the RenovaBio Committee, and the Work Group for the insertion of biofuels in the Diesel cycle. At the National Agency of Petroleum, Natural Gas and Biofuels (ANP) he was a Board Advisor from May 2018 to November 2020, having acted representing the Agency in public hearings in the National Congress, in inter-ministerial working groups and in national and international events. Between October 2017 and May 2018, he was Deputy Superintendent of Biofuels and Product Quality, responsible for conducting the first stage of regulation of RenovaBio related to RenovaCalc and producer certification and for leading a mission to the United States on LCFS and RFS.

Mr. Pietro Adamo Sampaio Mendes declared to be an independent Board Member according to the criteria contained in Article 36, §1 of Decree No. 8,945/2016 and in the Listing Regulations of Level 2 of Corporate Governance.

Jean Paul Terra Prates. Mr. Jean Paul Terra Prates is 54 years old, is a lawyer, graduated from the Universidade do Estado do Rio de Janeiro (UERJ), holds a Master's degree in Economics and Management of Oil, Gas and Engines from the French Petroleum Institute (IFP School) and a Master's degree in Energy Policy and Environmental Management from the University of Pennsylvania. He was a member of the legal counsel of Petrobras International S.A. - Braspetro, editor of the Oil & Gas Journal Latinoamericana and Executive Director of Expetro Consultoria em Recursos Naturais Ltda., the largest national oil consultancy during the 1990s and 2000s, when he coordinated projects for several public and private companies, national and international, union and sector entities, and advised governments, regulatory agencies and parliamentarians in all areas of the energy sector. As Energy Secretary of the Rio Grande do Norte State Government he led the state to energy self-sufficiency and national leadership in wind power generation, besides having consolidated a refinery and gas and biomass thermoelectric plants in the state and built bases for solar and offshore wind power projects. As Senator of the Republic for Rio Grande do Norte between 2019 and 2023, among other relevant positions, he was a member of the college of leaders, and Leader in the Senate and in the National Congress. He was President of the Parliamentary Front for Natural Resources and Energy and of the Brazil-Arab Countries Parliamentary Group. He was a member of several Senate committees, such as the Committee of Economic Affairs, the Committee of Services and Infrastructure and the Committee of Science and Technology. Jean Paul Prates was also the author of important legal frameworks involving energy transition and sustainable practices, such as the law regulating carbon capture and storage activities and the offshore energy law. In addition, he served as rapporteur of the Legal Framework for Railroads, the new laws on the production of biogas in landfills, and the new law on sustainable urban mobility. He was recently recognized as one of the three most influential people in the renewable energy sector in Brazil, and one of the 50 most important personalities in the world energy sector, by the two main international energy magazines - Recharge (European) and WindPower (American). He was also elected one of the 25 most influential in the world wind industry by Windpower magazine. Mr. Jean Paul Terra Prates declared to be a non-independent Board Member according to the criteria contained in Article 36, §1 of Decree No. 8,945/2016 and the Level 2 Corporate Governance Listing Rules.

Bruno Moretti. Mr. Bruno Moretti holds a BA in Economics from Universidade Federal Fluminense (UFF), an MA in Economics of Industry from Universidade Federal do Rio de Janeiro (UFRJ), a PhD in Sociology from Universidade de Brasília (UnB) and a post-doctoral fellowship in Sociology from UnB. Currently, he is a doctoral candidate in Economic Development at Unicamp. He began his career as a Planning and Budget Analyst at the Ministry of Planning in 2004. Between 2009 and 2012, he was Director of the Secretariat for Planning and Strategic Investments. From 2013 to 2014 he served as Advisor of the Executive Secretariat of the Ministry of Planning and was alternate member of the Board of Directors of Funpresp. Between 2013 and 2015, he served on the Board of Directors and Fiscal Council of EBSERH. He was Director and Substitute Executive Secretary of the Executive Secretariat of the Ministry of Health, between 2014 and 2015. From 2015 to 2016 he served as Deputy Executive Secretary of the Civil House of the Presidency of the Republic. He was Technical Advisor in the Federal Senate, of Economics, infrastructure, fiscal policy and public budget between 2017 and 2022. He is currently Special Secretary of Government Analysis of the Presidency of the Republic. Mr. Bruno Moretti declared to be an independent Board Member according to the criteria contained in Article 36, §1 of Decree No. 8,945/2016 and in the Listing Rules of Level 2 of Corporate Governance.

Efrain Pereira da Cruz. Mr. Efrain Pereira da Cruz is a former Director of the National Electric Energy Agency (ANEEL), former President of the Association of Energy Regulators of Portuguese-Speaking Countries (RELOP), former Chairman of the Supervisory Board of the Association of Energy Regulators of Portuguese-Speaking Countries (RELOP), professor at the Brazilian Institute for Teaching, Development and Research (IDP) and member of the National Consumer Defense Council (CNDC) at the Ministry of Justice. He is a lawyer, specialist in Energy Law, with a post-graduate degree in Public Law and a master's degree in Law and Development. He was a Director of Centrais Elétricas de Rondônia (Ceron), Companhia de Eletricidade do Acre (Eletroacre) and a consultant-title member of the Special Commission on Energy of the Federal Council of the Brazilian Bar Association (OAB) in the years 2015 and 2016. Mr. Efrain Pereira da Cruz declared to be an independent Board Member according to the criteria contained in Article 36, §1 of Decree No. 8,945/2016 and in the Level 2 Corporate Governance Listing Rules.

Eugênio Tiago Chagas Cordeiro e Teixeira. Mr. Eugênio Tiago Chagas Cordeiro e Teixeira is a specialist in business management, with broad experience in M&A, governance, best management practices, development of restructuring processes, strategic planning and new technologies. He has a degree in Social Communication from UNI-BH, CBA - Certificate in Business Administration, with Concentration in Business Management from IBMEC, MBA in Foreign Trade Management and International Business from Fundação Getúlio Vargas, Post-Graduation in Business Management from Fundação Dom Cabral, he is graduated in the Councilor Development Program from FDC, and Post-Graduation Lato Sensu - Specialization in Political Science - (03/23) from the same institution. He participated in International Extension courses in Silicon Valley, at Stanford University, and at the London Business School. He is currently CEO of Alpe Capital, a new economy digital asset manager focused on cryptocurrencies, NFTs, Defi on blockchain; was CEO and partner of Pisom Participações, a holding company in the financial segment, shopping club, benefits and microinsurance; and Director of Planning and MKT at Axxiom Soluções Tecnológicas, a Cemig Group company that provides cutting edge solutions for companies in the Utilities segment. He has a relevant track record in Venture Capital, as Organizer/Mentor of the startup acceleration program of BMG Uptech, Bossa Nova Invest, NXTP Labs and Dom Cabral Foundation, and has also invested in 45 other startups in the last 4 years. In the last 20 years, he has worked intensively in various segments, such as Foreign Trade/International Business, Education, Means of Payment, Technology, Advertising, Benefits, Microinsurance and Digital Assets and Digital Councils. In 2017 he was honored with the Colar do Mérito da Corte de Contas Ministro José Maria de Alkmim, awarded by the Audit Court of the Sate of Minas Gerais. Mr. Eugênio Tiago Chagas Cordeiro e Teixeira declared to be an independent Board Member according to the criteria contained in Article 36, §1 of Decree No. 8,945/2016 and in the Listing Rules of Level 2 of Corporate Governance.

Sergio Machado Rezende. Mr. Sergio Machado Rezende is Professor (currently Emeritus) of the Physics Department of the Federal University of Pernambuco, since 1972. Electronic Engineer from the Pontifical Catholic University of Rio de Janeiro, he has a Masters in Electrical Engineering from the Massachusetts Institute of Technology (MIT) and PhD in Electrical Engineering-Materials Science, also from MIT. He has served as Adjunct Professor of Physics at the Pontifical Catholic University of Rio de Janeiro, Professor of Physics at the State University of Campinas, Visiting Professor at the University of California, Santa Barbara, and Visiting Professor at the Physik Institut, Universität Zurich. He was Co-Founder

and First Head of the Physics Department at UFPE (1972-1976), and Director of the Exact Sciences Center at UFPE (1984-1988). He has held positions in Funding Agencies and S&T Governmental Institutions, among which (i) Co-Founder and First Scientific Director, FACEPE (1990-1993); (ii) Secretary of Science and Technology of the State of Pernambuco (1995-1998); (iii) Secretary of Heritage, Science and Culture, Olinda City Hall (2001-2002); (iv) President of Financier of Studies and Projects-FINEP (2003-2005); and (v) Minister of State of Science and Technology (2005-2010). In Scientific Societies, he was (i) Member of the Council, Brazilian Physical Society (1972-1973) and (1978-1982); (ii) Member of the Council, Brazilian Society for the Advancement of Science (1979-1982) and (1987-1990); (iii) Member of the Executive Committee, International Physics Group, American Physical Society (1983-1985); (iv) Vice President, Brazilian Physical Society (1985-1987); (v) Member, IUPAP Commission on Magnetism (1994-2000); (vi) Vice President, International Union of Pure and Applied Physics (2002-2005), (vii) Member, IUPAP Special Committee on Publications (2012-2013); and (viii) Honorary President, Brazilian Society for the Advancement of Science (SBPC)(2017-). He has participated in the organization of International Conferences and Workshops, including as Co-chair of the Workshop New Tends in Magnetism, in Recife (1989), Chair of the International Conference on Magnetism, in Recife (2000) and Co-chair of the Workshop on Magnonics II, in Recife (2012). Since its first publication more than 50 years ago [S. M. Rezende and F. R. Morgenthaler, Frequency conversion of spin waves in pulsed magnetic fields, Applied Physics Letters 10, 184 (1967)], he has published more than 300 papers and book chapters individually or in collaboration with students and colleagues on a variety of phenomena and properties of magnetic materials. He has supervised more than 40 master's and doctoral theses and written books on electronic materials and devices that are used in many physics and engineering courses around the world. His publications have had more than 9,400 citations, resulting in an H-index of 53 in the Google Scholar database. His published books are (i) Sergio M. Rezende, Electronic Materials and Devices, Editora Livraria da Física (4th Edition, 2015); (ii) Sergio M. Rezende, Fundamentals of Magnonics, Lecture Notes in Physics 969 (Springer, Cham, 2020); and (iii) Sergio M. Rezende, Introduction to Electronic Materials and Devices (Springer, Cham, 2022). He was awarded the only annual grant in Brazil from the Fulbright Foundation for Engineering and Economics for graduate studies in the United States (1964). He received a CAPES scholarship for the doctoral program at MIT (1965-1967), and a Guggenheim Foundation Fellow in Physics (1975-1976). He was a CNPq Research Fellow, upper level (IA) (1977- to date). Elected Full Member of the Brazilian

Academy of Sciences (1977), he received the Medal "Order of National Educational Merit" from the Ministry of Education (1988), "Order of Scientific Merit-Gross", granted by the President of the Republic (1995), Anísio Teixeira Award, from the Ministry of Education, granted by the President of the Republic (2001), Bunge Prize in Physics and Engineering (2005). He is the only Brazilian awarded the "Outstanding American Physical Society Referees" (2009). He received the Conrad Wessel Foundation Science Award (2013) and the Joaquim Costa Ribeiro Condensed Matter Physicist Award, Brazilian Society of Physics (2020). Mr. Sergio Machado Rezende declared to be an independent Board Member according to the criteria contained in Article 36, §1 of Decree No. 8,945/2016 and in the Level 2 Corporate Governance Listing Rules.

Suzana Kahn Ribeiro. Ms. Suzana Kahn Ribeiro holds a bachelor's degree in Mechanical Engineering from the State University of Rio de Janeiro (1981), a master's degree in Energy Planning Program - COPPE/UFRJ (1988) and a doctorate in Production Engineering from the Federal University of Rio de Janeiro (1995). She is currently a full professor at the Federal University of Rio de Janeiro, Vice-Director of COPPE/UFRJ since July 2019, Director of the China Brazil Center since July 2019. Executive Coordinator of the Green Fund project at the Federal University of Rio de Janeiro. Member of the Brazilian Business Council for Sustainable Development (CEBDS). Member of the Council of the Museum of Tomorrow. Member of the Global Alliance of Universities on Climate (GAUC) Member of the advisory board of Vital Strategies since September 2021. Member of the Board of Directors of Instituto de Desenvolvimento e Gestão (IDG). Member of the Board of Directors of the Institute for Transportation & Development Policy (ITDP) since January 2022. Member of the International Bamboo and Rattan Organization since August 2022. She was IPCC bureau vice chair from 2008 to 2015; State Undersecretary of Environment of Rio de Janeiro (SEA) from 2010 to 2013; National Secretary of Climate Change and Environmental Quality from 2008 to 2010; Lead coordinator of the IPCC 6th Report chapter from 2018 to 2022; Coordinator of the Executive Postgraduate Program in Oil and Gas - MBP/COPPE from 1998 to 2020. Her lattes resume can be found in full at the following address: http://lattes.cnpq.br/2988769840029659. Ms. Suzana Kahn Ribeiro declared to be an independent Board Member according to the criteria contained in Article 36, §1 of Decree No. 8,945/2016 and in the Level 2 Corporate Governance Listing Rules.

Vitor Eduardo de Almeida Saback. Mr. Vitor Eduardo de Almeida Saback is Executive Officer of the National Water and Basic Sanitation Agency - ANA since December 21, 2021. He holds a degree in Business Administration from the University of Brasília - UNB, an MBA in Finance and Capital Markets from Fundação Getúlio Vargas - FGV, a Bachelor of Law from the Centro de Ensino Unificado de Brasília - UniCEUB and a Master's in Economics from the Brazilian Institute of Teaching, Development and Research, IDP. He is a Federal Public Servant at the Federal Public Ministry, in the position of Public Management Analyst. Full Member of Boards of Directors, between 2018 and 2020, of state-owned companies and subsidiaries. He served in the Office of the Attorney General (2011/2015), in the Secretariat of Institutional Relations of the Presidency of the Republic (2015/2016) and in the Government Secretariat of the Presidency of the Republic (2016/2018), having assisted in conducting the relationship between the Branches and formulating and executing strategies for the approval of matters of interest to the Federal Government; and in the Ministry of Economy (2019/2020), in support of the exercise of the duties of the Minister of State. He received a Commendation Motion from the Legislative Chamber of the Federal District, for his performance in social causes in the Federal District. International Lecturer on sustainability, water resources and basic sanitation. Mr. Vitor Eduardo de Almeida Saback declared to be an independent Board Member according to the criteria contained in Article 36, §1 of Decree No. 8,945/2016 and in the Level 2 Corporate Governance Listing Rules.

INFORMATION ON THE NAMES SUBMITTED IN ADDITION BY THE CONTROLLING SHAREHOLDER

Name *CPF (Individual Taxpayer's ID)*	*Date of Birth* *Occupation*	*Management Body* *Elective position to be held*	*Term of Office* *Nº of Consecutive Terms*
Anelize Lenzi Ruas de Almeida	01/31/1979	Board of Directors	Until AGM 2024
874.195.641-91	National Treasury Attorney	Board Member	0
Evamar José dos Santos	08/05/1961	Board of Directors	Until AGM 2024
374.229.016-91	Administrator	Board Member	0
Renato Campos Galuppo	03/13/1977	Board of Directors	Until AGM 2024
027.369.636-01	Lawyer	Board Member	0

Summarized curriculum of the supplementary nominees:

Anelize Lenzi Ruas de Almeida. Ms. Anelize Lenzi Ruas de Almeida holds a Bachelor's Degree in Law from the Centro Universitário de Brasília (Ceub), a Postgraduate Degree in Public Law from the Centro Universitário do Distrito Federal and a Postgraduate Degree in Public Administration from the Fundação Getúlio Vargas, with study modules including Management of Public Sector Organizations, Negotiations and Public Budget, and completed in 2020 a Master's Degree in Public Policy from Oxford University, United Kingdom, with study modules including Law, Evidence, Challenges in Public Policy and Economics. In 2006 she joined the Office of the Attorney General of the National Treasury, and assumed the position of Attorney General of the National Treasury in January 2023. In 2022, she was Deputy Attorney General of the National Treasury. In 2021, she assumed the position of advisor in the Adjunct Office of Economic Policy of the Deputy Head of Legal Affairs of the Presidency of the Republic. Between 2020 and 2021, at the Office of the Solicitor General of the Union, she served as a consultant to the Union, responsible for informing the President of the Republic in actions of concentrated control of constitutionality related to tax law, financial law, economic law, as well as processes whose merit deals with disciplinary law. In 2019, at the Office of the Attorney General of the National Treasury, he took over as Chief of Staff of the Attorney General. In 2017 and 2018 she served in the

General Coordination of Financial Affairs, with consulting in tax and financial law and serving agencies of the Ministry of Economy, in particular the Secretariat of the National Treasury. Between 2014 and 2017 she was Assistant Attorney General for the Federal Active Debt, participating in the national coordination of strategies for the recovery of credits entered in the Federal Active Debt and FGTS Active Debt, and in the planning and definition of strategies to improve the efficiency of the recovery of entered credits. Between 2009 and 2013 he was Chief of Staff to the Attorney General. In 2009 she served as Chief Attorney for the Federal Active Debt at the PRFN 1 Region. Between 2007 and 2009 she was acting Chief Prosecutor at PFN/DF. In 2006, she was National Treasury Attorney in Amazonas. Between 2003 and 2006 she worked at the Federal Regional Court of the 1st Region, in Brasilia, as a judicial technician (medium level), Court Clerk. Between 2000 and 2003, he was a Judiciary Technician (medium level) at the Judiciary Studies Center of the Federal Justice Council, in Brasilia. Since 2021 participates in the Fiscal Council of Serenas - Non-profitable and non-partisan organization for the guarantee of the rights of girls and women in Brazil (volunteer). In 2022 she acted as a volunteer mentor for the Fourth Class of Alumna Network and in the Council of Parecerista of the Journal of the Public Ministry of Federal District and Territories. She was an Arbitrator of the VI Tax Moot Brazil. Between 2016 and 2018 she participated in the Board of Directors of Caixa Econômica Federal. Between 2014 and 2016 she was a member of the Fiscal Council of Caixa Econômica Federal. Between 2011 and 2013 she was a member of the Fiscal Council of Banco do Brasil. She participated in public hearings at the Chamber of Deputies on the recovery of public debts recorded in the Federal Active Debt and the impact on the social security reform, tax evasion and discussion on the proposal of the new Tax Enforcement Law. Ms. Anelize Lenzi Ruas de Almeida declared to be a non-independent Board Member according to the criteria contained in Article 36, §1 of Decree No. 8,945/2016 and in the Listing Rules of Level 2 of Corporate Governance.

Evamar José dos Santos. Mr. Evamar José dos Santos holds an undergraduate degree in Business Administration from FACE-FUMEC and a graduate degree in Finance and Public Accounting from FACE-UFMG. Since 2017 he has been working as a financial consultant. In the public sector, he was a public servant with 37 years of service in the Legislative Assembly of the State of Minas Gerais (1980 to 2017) with experience in several managerial positions and functions: (i) Deputy Director General (March/2011 to November/2017); (ii) Infrastructure Director (June/2007 to March/2011); (iii) Deputy Director General (May/2001 to June/2007); (iv)

Special Advisor to the Director General (August/1998 to May/2001); (v) Treasury Manager (FG3) (January/1991 to August/1998); (vi) Accounting Coordinating Manager (Dec. /1986 to January/1991); (vii) Special Advisor of the Financial Inspection (Feb/1985 to Dec/1986); and (viii) Security Agent (Nov/1980 to Jan/1985). In the private sector, he worked at Banco Mercantil do Brasil from 1978 to 1980, as a Mechanographer from July/1979 to October/1980 and as a Clerk from October/1978 to June/1979. Between 2018 and 2020, he was a Counselor of the Ethics Committee of COFAL-Cooperativa de Economia e Crédito Mútuo dos Funcionários da Assembleia Legislativa do Estado de Minas Gerais. From 2015 to 2017, he served as Administrative Director of PROCON-ASSEMBLEIA. From 2011 to 2015, he was President of the Works and Building Maintenance Committee of the Legislative Assembly of the State of Minas Gerais. From 1986 to 1988, he was Financial Director of COFAL-Cooperativa de Economia e Crédito Mútuo dos Funcionários da Assembleia Legislativa do Estado de Minas Gerais. From 1987 to 1998, he was a Technical Member of the Special Committee for the Preparation of the Annual Budget Proposal of the Legislative Assembly of the State of Minas Gerais. Mr. Evamar José dos Santos declared to be an independent Board Member according to the criteria contained in Article 36, §1 of Decree No. 8,945/2016 and in the Level 2 Corporate Governance Listing Rules.

Renato Campos Galuppo. Mr. Renato Campos Galuppo is a lawyer, a liberal professional in activity since February 2003, with extensive experience in litigation and consulting in electoral, criminal, constitutional and civil matters. He was a legal advisor at the House of Representatives (CNE 7) from March 2007 to June 2014 and October 2014 to December 2021. He holds a Bachelor's Degree in Law from the Federal University of Ouro Preto (2002), a specialist degree in Applied Criminal Law and Criminal Procedure from UNA University Center (2020) and a postgraduate degree in Economic Criminal Law from the Institute of European Criminal and Economic Law of the Law School of the University of Coimbra/IBCCRIM (2021). He is a member of ABRADEP (Brazilian Academy of Electoral and Political Law), of IBCCRIM (Brazilian Institute of Criminal Sciences) and of ICP (Institute of Criminal Sciences). Mr. Renato Campos Galuppo declared to be an independent Board Member according to the criteria contained in Article 36, §1 of Decree No. 8,945/2016 and in the Level 2 Corporate Governance Listing Rules.

According to statements by the nominees themselves, the candidates above:

- In the last 5 years, have not been subject to criminal convictions, convictions in administrative proceedings of the CVM; and final and unappealable convictions, in the judicial or administrative spheres, that have suspended or disqualified them from practicing professional or commercial activities.

- They do not hold marital relationships, common-law marriages or any known relationships that should be reported according to item 7,5 of the "Formulário de Referência".

- In compliance with item 7,6 of the "Formulário de Referência", the candidates informed the following relationships of subordination, service rendering or control in the last 3 fiscal years between the nominees and:

  a. a company controlled, directly or indirectly, by Petrobras:
     Not applicable

  b. Petrobras controlling shareholder:

     i. Mr. Pietro Adamo Sampaio Mendes reported having a subordinate relationship with the Petrobras Controller since he is the Secretary of Petroleum, Natural Gas and Biofuels of the Ministry of Mines and Energy;

     ii. Ms. Anelize Lenzi Ruas De Almeida reported having a subordinate relationship with the Controller of Petrobras since she holds the position of National Treasury Attorney;

     iii. Mr. Bruno Moretti reported having a subordinate relationship with the Controller of Petrobras once he holds the position of Special Secretary of Government Analysis of the Presidency of the Republic;

     iv. Ms. Suzana Kahn Ribeiro reported having a subordinate relationship to the Controller of Petrobras since she is a Professor at the Federal University of Rio de Janeiro - UFRJ.

c. supplier, customer, debtor or creditor of Petrobras, its subsidiaries or the controlling shareholder of any of these persons: Not applicable

The Petrobras People Committee (COPE), in meetings held on 03/16/2023 and 01/24/2023, evaluated the fulfillment of the requirements and the prohibitions of six of the nominees for members of the Board of Directors, pursuant to article 10 of Law No. 13,303/2016 and article 21 of Decree No. 8,945/2016, as amended by Decree No. 11,048/2022, and the Indication Policy for Members of the Senior Management and the Fiscal Council ("Indication Policy").

With regard to Ms. Suzana Kahn Ribeiro, Mr. Vitor Eduardo de Almeida Saback and Mr. Bruno Moretti, the COPE unanimously opined that the nominees meet the necessary requirements set forth in the Company's Bylaws, Law No. 13,303/2016, Decree No. 8,945/2016 and Petrobras' Nomination Policy, as well as do not incur in its prohibitions for them to be elected as Directors.

As for Mr. Pietro Adamo Sampaio Mendes, the COPE, by majority vote, opined that the nominee meets the necessary requirements set forth in the Company's Bylaws, Law No. 13,303/2016, Decree No. 8. 945/2016 and in Petrobras' Nomination Policy, as well as does not incur in its prohibitions to be elected as a Member of the Board of Directors and Chairman of the Board of Directors of Petrobras, provided that his formal and legally perfect resignation from the position of Secretary of Petroleum, Natural Gas and Biofuel of the Ministry of Mines and Energy (MME) is confirmed and his condition as a licensed, removed or assigned ANP employee is maintained.

Regarding Mr. Sergio Machado Rezende, the COPE unanimously opined that the nominee does not meet the necessary requirements set forth in the Company's Bylaws, in Law no. 13,303/2016, in Decree no. 8,945/2016 and in Petrobras' Nomination Policy, incurring in the prohibition contained in article 21, paragraph 2, items IV and V, of the Company's Bylaws, in article 17, paragraph 2, items I and II, of Law no. 13. 303/16 and of article 29, items IV and VI, of Decree no. 8,945/2016, since the nominee is a full member of the National Directory of the PSB (Brazilian Socialist Party), as stated on the party's website and in the Party Information Management System (SGIP) of the TSE (Superior Electoral Court).

With regard to Mr. Jean Paul Terra Prates, the COPE, by majority vote, opined that the nominee meets the necessary requirements provided for in Law No. 13,303/2016, Decree No. 8,945/2016 and Petrobras' Nomination Policy, as well as does not incur

in its prohibitions in order to be nominated/elected Board Member and CEO of Petrobras, provided that his formal and legally perfect resignation from the mandate of Senator of the Republic is confirmed or the respective mandate is terminated.

The minutes of the Committee meetings that analyzed the mentioned nominations are available at the Company's website (https://www.investidorpetrobras.com.br/assembleias-e-atas-de-reunioes-do-ca-e-comites/).

In compliance with the provisions of article 21, paragraph 4, of Decree 8,945/2016, as amended by Decree 11,048/2022, the Board of Directors also expressed its opinion on the compliance of the nominees with the legal, regulatory and statutory requirements and prohibitions in light of the self-declarations and the documents presented by the nominees, as well as the opinion of the Personnel, Eligibility, Succession and Compensation Committee, according to the minutes of the Board of Directors' meetings held on 03/22/2023 and 01/26/2023, available on the Company's website (https://www.investidorpetrobras.com.br/assembleias-e-atas-de-reunioes-do-ca-e-comites/).

In relation to Mr. Jean Paul Terra Prates, having the nomination been previously analyzed by COPE, the Board of Directors, having confirmed his formal and legally perfect resignation from the office of Senator of the Republic, unanimously nominated him as Member of the Board of Directors until the first General Shareholders' Meeting and elected him President of Petrobras for a term until April 13, 2023.

With regard to Ms. Suzana Kahn Ribeiro, Mr. Vitor Eduardo de Almeida Saback and Mr. Bruno Moretti, with the favorable vote of all Board members participating in the deliberation, the Board of Directors fully welcomed and followed the respective analyses and mitigating measures, where applicable, of COPE, as per meeting No. 289, dated March 16, 2023, of the Committee, and therefore these nominations were considered eligible, as per the minutes available at the above address.

As for Mr. Pietro Adamo Sampaio Mendes, the Board of Directors, by majority, considered him ineligible to be a member and Chairman of the Board of Directors of Petrobras, according to the minutes available at the address above.

Regarding the nomination of Mr. Sergio Machado Rezende for Petrobras' Board of Directors, the Board, with the favorable vote of all Board members participating in the deliberation, accepted and followed COPE's conclusion for the ineligibility of the nominee.

The Company's internal governance procedures for analysis of the legal, management and integrity requirements, for the manifestation of the People Committee and the Board of Directors as to the other nominees, for lack of time, are in progress and will be available at the Company's electronic address (https://www.investidorpetrobras.com.br/assembleias-e-atas-de-reunioes-do-ca-e-comites/.

ANNEX II

INFORMATION OF THE CANDIDATE APPOINTED BY NON-CONTROLLING SHAREHOLDERS FOR THE POSITION OF PETROBRAS' BOARD OF DIRECTOR MEMBER

Name *CPF (Tax Number)*	*Date of Birth* *Occupation*	*Management Body* *Elective office held*	*Term of Office* *No. of Consecutive Terms*
José João Abdalla Filho 245.730.788-00	05/30/1945 Banker	Board of Directors Board Member indicated by minority shareholders	Until AGM 2024 0
Marcelo Gasparino da Silva 807.383.469-34	02/13/1971 Lawyer	Board of Directors Board Member indicated by minority shareholders	Until AGM 2024 1

Summarized curriculum of candidates:

José João Abdalla Filho- Mr. José João Abdalla Filho, also known as Juca Abdalla, through his investment vehicles, is one of B3's largest individual long-term investors, in amounts in excess of R$ 20 billion, focusing on the Oil and Gas, Energy and mining, and whose positions have been carried for more than 10 years. Despite being an alternate for a period, in both companies Cemig and CEG alternates attend the meetings of the Board of Directors, which gave him an important background in the Energy and Oil and Gas segments, and whose performance has always been based on respect for the interests of all stakeholders, especially in state-controlled companies. With a focus on controlling operating costs, capital allocation discipline and return equivalent to the risk assumed by all stakeholders, especially the companies' shareholders, always with a long-term vision, Board Member Juca seeks to support the performance of the Management.

Marcelo Gasparino da Silva – Mr. Marcelo Gasparino da Silva is a lawyer graduated from UFSC and Specialist in Corporate Tax Administration from ESAG. He has executive training in mergers and acquisitions at the London Business School, and CEO training at Fundação Getúlio Vargas (IBE / FGV / IDE). He is a professor at the ENÂ Foundation. He practiced law for 15 years (1995-2010), starting an executive

career as Legal-Institutional Director of CELESC (2007-2009). Board Member certified by the IBGC since 2010, in the last 12 years he has served as an Independent Board Member in publicly-held companies, with more than 30 mandates as Board of Directors and 5 as Audit Board Member. He is Chairman of the Board of ETERNIT (2017-current) and Board Member of VALE (2020-current) and Petrobras (2021-current). At VALE, he is Coordinator of the Sustainability Committee and member of the Nomination Committee and was a member of the Operational Excellence and Risks Committee (2020-2022). At Petrobras, he is Chairman of the Minority Shareholders Committee, and member of the Committees for: Investments; Audit of Petrobras Conglomerate Companies; and Safety, Environment and Health. At CEMIG, he is a member of the Finance and Strategy Committee. At ETERNIT he is Coordinator of the Photovoltaic Generation Committee. With passages through the mining and steel, oil & gas, petrochemical, logistics, generation, transmission and distribution of energy, basic industry, civil construction, photovoltaic generation, storage and basic sanitation sectors, he acquired skills that allow him to contribute to the most diverse subjects and strategies. He was part of emblematic cases of minority activism, such as: the election of the first and only Chairman nominated and elected by minorities at Usiminas (2015); the first minority election by multiple vote (Eletrobras-2016; Vale-2019 and Petrobras 2020); the contestation at the CVM of the proposal to include the "negative vote" in the electoral process for the Board of the Brazilian Public Company (Vale 2021); the election of 4 alternative candidates in the first electoral process of Vale Corporation (2021); the first time that minority shareholders elect 2 directors through the multiple voting process at Petrobras (2022). In April 2017, he assumed the Presidency of the Board of Directors of ETERNIT to lead its turnaround with the election of a new board, but with the restriction on the use of Chrysotile Asbestos in Brazil, the company started the Judicial Recovery process (2018). Leading the board in the complex moment, he worked on the diversification of ETERNIT's portfolio, through the photovoltaic energy area, one of the most successful processes in Brazil. He was a member of the boards of Bradespar (2015-16), Battistella (2016-17), Casan (2019), Celesc (2011-14 and 2018-19), Companhia Energética de Minas Gerais (CEMIG) (2016-2022), Eletrobras (2012-14 and 2016), Eletropaulo (2016-18), Gasmig (2020-21), Kepler Weber (2017-20) Tecnisa (2012-14) and Usiminas (2012-16). He was a member of the Fiscal Council of AES TIETÊ (2013-14), BRADESPAR (2014-15), BRASKEM (2018-19) and Petrobras (2018-21). He is the oldest External Consultant for the Innovare Award.

According to statements by the nominees themselves, the candidates above:

- In the last 5 years, have not been subject to criminal convictions, convictions in administrative proceedings of the CVM; and final and unappealable convictions, in the judicial or administrative spheres, that have suspended or disqualified them from practicing professional or commercial activities.

- The candidate Mr. José João Abdalla Filho informs having suffered, in the last five years, a sentence of fine in an administrative proceeding of CVM (Administrative Proceeding CVM RJ2014/10630) which has already become final and unappealable, which, however, did not suspend or disqualify him from practicing any professional or commercial activity.

- They do not hold marital relationships, common-law marriages or any known relationships that should be reported in accordance to item 7.5 of the "Formulário de Referência".

- They do not have relationships of subordination with company's related parties.

Also in compliance with CVM Resolution 80/22, we inform that:

Mr. José João Abdalla Filho has been a member of the Company's Board of Directors since April 14, 2022, not serving a consecutive term. Mr. José João Abdalla Filho is also a member of Petrobras' Investment Committee (COINV).

Marcelo Gasparino da Silva has been a member of the Company's Board of Directors since April 15, 2021, currently serving his second consecutive term. Mr. Marcelo Gasparino da Silva is also a member of the Petrobras Conglomerate Statutory Audit Committee (CAECO), Safety, Environment and Health Committee (CSMS), Investment Committee (COINV), Personnel Committee (COPE) and Minority Shareholders Committee (COMIN).

The Company's internal governance procedures for the analysis of legal, management and integrity requirements, for the manifestation of the People Committee and the Board of Directors of the nominees are in progress, due to lack of time, and will be available at the Company's electronic address https://www.investidorpetrobras.com.br/assembleias-e-atas-de-reunioes-do-ca -e-comites/

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

MINUTES OF THE MEETING Nº 285 OF THE PEOPLE COMMITTEE

HELD ON 1-24-2023

On the twenty-fourth day of January two thousand and twenty-three, at the office of Petróleo Brasileiro S.A. - Petrobras (Petrobras or Company), located at Avenida Henrique Valadares nº 28, Torre A, 18º andar, Bairro Centro, in the city of Rio de Janeiro, the extraordinary meeting # 285 of the People Committee (COPE/CELEG or Committee) was held.

This meeting was convened for the purpose of evaluating and issuing an opinion, as the Petrobras Eligibility Committee (CELEG), pursuant to article 10 of Law No. 13,303/2016, article 21 of Decree No. 8,945/2016 (as amended by Decree No. 11,048/2022) and the Senior Management and Fiscal Council Member Nomination Policy (Nomination Policy), as to the nomination, by the Federal Government (controlling shareholder), of Mr. **Jean Paul Terra Prates** for the positions of Member of the Board of Directors and CEO of Petrobras, the latter being subject to his respective appointment as Member of the Board of Directors by the Board of Directors of the Company, as per article 150 of the Brazilian Corporation Law[i] (Law 6404/1976) and articles 20 and 25 of Petrobras' Bylaws[ii] .

Attending this meeting, as members of CELEG (COPE/CELEG) and with voting rights, were the Director and President of COPE Mrs. Iêda Aparecida de Moura Cagni, the Directors and Members of COPE Mr. Gileno Gurjão Barreto, Mr. Edison Antônio Costa Britto Garcia and Mr. Marcelo Gasparino da Silva, and Mrs. Ana Silvia Corso Matte, External Member of the Committee.

Also participating in this meeting, as guests, were the General Manager of Development, Career and Leadership, of the Human Resources (HR) unit, and HR's acting Executive Manager, Lineu Fachin Leonardo, who addressed all aspects contained in the Candidate's Training and Management Criteria (BCG) Analysis Report; Petrobras' Executive Director of Governance and Compliance Salvador Dahan and Executive Manager of Compliance Renata Pereira Elias Citriniti, who reported on the aspects contained in the Integrity *Background Check* (BCI) .

It is important to inform that this COPE/CELEG considered the nomination in two stages:

(i) as a nominee for member of the Board of Directors: as an advisory body to the Board of Directors and, in accordance with article 150 of Law 6404/76, supporting it in the nomination process of the nominee as a member of the

[i] Article 150 of Law 6404/76. "In the event of a vacancy in the office of director, unless otherwise provided in the bylaws, the substitute shall be appointed by the remaining directors and shall serve until the first general meeting."
[ii] Article 20 of Petrobras Bylaws. "The Executive Board shall be composed of 1 (one) President, chosen by the Board of Directors from among its members, and up to 8 (eight) Executive Officers, elected by the Board of Directors, from among natural persons residing in the country, with a unified term of office that may not exceed 2 (two) years, with a maximum of 3 (three) consecutive reelections permitted, and may be dismissed at any time."
Article 25 of Petrobras Bylaws. "In the event of a vacancy in the position of Board Member, the substitute shall be appointed by the remaining Board Members and shall serve until the first General Meeting, as provided in Article 150 of the Brazilian Corporation Law."

Board of Directors and, in due course, assisting the Company's shareholders in the General Meeting yet to be convened, at which time the election of the nominee as a member of the Board of Directors will be decided; and

(ii) as the Company's Presidential nominee: as an advisory body to the Board of Directors, supporting the Collegiate in the process of electing the Company's Presidential nominee.

It should be clarified that, considering (i) the provision of §2, article 21, of Decree 8,945/2016, which provides that *"the minutes shall be drawn up in summary form of the facts occurred, including dissents and protests, and shall contain a transcription only of the resolutions made"*, and (ii) the provisions of Law 13,709/2018 (General Data Protection Law - LGPD), these minutes will be drawn up in summary form, and the documents that subsidized the Committee's analysis are filed at the Company.

The COPE/CELEG registered that it seeks to perform its analysis with impartiality and impersonality, in compliance with its duty of diligence, in a technical and respectful manner with each and every nominee.

Before the deliberations began, the President of this CELEG/COPE asked the participants if anyone declared they were prevented from considering the nomination that is the subject of this meeting, to which the participants replied that they were not.

It is also important to inform that this COPE/CELEG, in accordance with paragraph 7, article 21, of Petrobras' Bylaws[iii], formally interviewed Mr. Jean Paul Terra Prates, at its 284th meeting, held on January 18, 2023.

Once these preliminary clarifications were made, we went on to analyze the indication on the meeting's agenda, as follows.

[iii] "Art. 21- Investiture in a management position in the Company shall observe the conditions imposed by art. 147 and complemented by those provided for in art. 162 of Law nº 6,404, of December 15, 1976, as well as those provided for in the Nomination Policy, Law nº 13,303, of June 30, 2016 and Decree nº 8,945, of December 27, 2016.
§7 - The Nomination, Compensation and Succession Committee may request the nominee for the position to attend an interview to clarify the requirements of this article, and the acceptance of the invitation will follow the nominee's will.

Appointment of Mr. Jean Paul Terra Prates as member of the Board of Directors and CEO of Petrobras

Board Member and COPE Member Mr. Edison Antônio Costa Britto Garcia read his vote, as transcribed below:

> "***Ementa***: *Criteria for nomination for Board of Directors, director, president, general director and CEO of state-owned companies. Law No. 13,303, of June 30, 2016. Non-existence of impediments and compliance with the requirements established in the State Companies Act. Resignation or conclusion of term of office in the Legislative Branch of any entity of the Federation.*
>
> VOTE
>
> This is to analyze the nomination of Mr. Jean Paul Terra Prates to the Board of Directors and the Presidency of Petróleo Brasileiro S.A. - Petrobras, *a* state-owned mixed economy company, linked to the Ministry of Mines and Energy, in order to verify the nominee's compliance with the requirements established in Law n. 13,303, of June 30, 2016, regulated by Decree n. 8,945, of December 27, 2016.
>
> 2. It should be noted, at the outset, that Law no. 13,303/16 - Law of State-Owned Companies - comes from the Senate Bill No. 555/2015 (PLS No. 555/2015), whose text had numerous manifestations of parliamentarians, through amendments, and public consultation promoted by the Federal Senate. The manifestations of parliamentarians and agencies and entities aimed to join efforts to institute higher levels of corporate governance in state-owned companies, in search of a fairer, more responsible and transparent business model that would stimulate the economic and social development of the country.
>
> 3. In this sense, aiming at transparency and the implementation of the best governance practices, among many other rules established by law for state-owned companies, were established minimum requirements and impediments for the

appointment of their administrators, thus considered, both the members of the executive board and the board of directors.

4. The investiture to the position of administrator (Director and President), from the effectiveness of Law 13.303/16, requires candidates to meet the requirements listed in Article 17, and must have an unblemished reputation and notorious knowledge, in addition to having proven professional experience of ten years in the area of operation of the state-owned company or in a related area, four years in a management or senior management position, an academic background compatible with the position, and not fit into the cases of ineligibility provided for in specific laws or in the situations provided for in paragraph 2 of the same Article 17 of the State Law.

5. With these considerations, let us now analyze the situation of the case at hand.

6. Mr. Jean Paul Terra Prates, according to documents instructing the eligibility process at Petrobras, has a degree in Law from UERJ - Rio de Janeiro State University and in Economics from PUC-Rio - Pontifical Catholic University of Rio de Janeiro, a Master in Energy Planning and Environmental Management from the University of Pennsylvania (United States of America) and in Oil, Gas and Engine Economics from the French Petroleum Institute.

7. It is said that the nominee also held a position as a member of the legal counsel of Petrobras International (Braspetro), in the late 1980s. Besides having been president of the Commission of Science and Technology, Information and Communication in 2022, among others and leader of the Union of Energy Sector Companies of Rio Grande do Norte and senator for the state of Rio Grande do Norte / RN. Therefore, he demonstrates to have legal knowledge and professional performance in the sector in which the state-owned company operates.

8. Likewise, by analyzing the nominee's professional experience history, we find it compatible with the exercise of the management position in state-owned companies, as attested by the Company's technical area, in the terms contained in the *Background Check of* Training and Management (BCG).

9. On the other hand, it should be noted that the compliance area has not pointed out any impediments or facts that tarnish the reputation of the nominee.

10. This is what ensured the nominee's *Background* Integrity *Check* (BCI) record, attached to the eligibility file.

11. Therefore, on a preliminary basis, Mr. Jean Paul Terra Prates is professionally fit for the position to which he has been appointed.

12. However, to analyze the eligibility of candidates for the position of administrator of a state-owned company, it is essential to observe the provisions of paragraph 2 of article 17 of the Law of State-Owned Companies, *in verbis:*

"The members of the Board of Directors and the nominees for the positions of director, including the president, general director and chief executive officer, will be chosen from among citizens of unblemished reputation and notorious knowledge, and must alternatively fulfill one of the requirements of items "a", "b" and "c" of clause I and, cumulatively, the requirements of items II and III:

(...)

§ It is forbidden to appoint to the Board of Directors and the Executive Board:

I - a representative of the regulatory agency to which the public company or the mixed economy company is subject to, a State Minister, a State Secretary, a Municipal Secretary, a person holding a position without a permanent link to the public service, of a special nature or a position of senior management and advisory in the public administration, a political party statutory leader, and a person holding a mandate in the Legislative Branch of any federal entity, even if on leave from his or her position;

II - of a person who has acted, in the last 36 (thirty-six) months, as a participant in the decision-making structure of a political party or in work linked to the organization, structuring and execution of an electoral campaign;

III - a person who holds a position in a union organization;

IV - a person who has signed a contract or partnership, as a supplier or buyer, demander or offerer, of goods or services of any nature, with the controlling political-administrative person of the public company or mixed economy company or with the

company or company itself in a period of less than three (3) years before the appointment date;
V - of a person who has or may have any form of conflict of interest with the political-administrative person controlling the public company or the mixed economy society or with the company or society itself."

13. That said, for the case in question, it is necessary to address three relevant questions regarding the conditions for the nominee's eligibility. I cite the following:

a) **item III, of paragraph 2 of art. 17, of Law 13303/16:** does not hold a position in a Union Organization;
b) **item II, from paragraph 2 of art. 17, of Law 13303/16:** not being a participant in the decision-making structure of a political party or in work linked to the organization, structuring and execution of an electoral campaign; and
c) **item II, from paragraph 2 of art. 17, of Law 13303/16:** not to be a mandate holder in the Legislative Branch of any federation entity, even if on leave of office.

14. We will now analyze clauses I, II, and III of paragraph 2 of article 17 of Law 13303/106, **starting with clause III,** then clause II, and finally clause I.

a. THE INEXISTENCE OF THE IMPEDIMENT FORESEEN IN ITEM III OF § 2 OF ART. 17 OF LAW NO. 13.303/2016 - POSITION IN A UNION ORGANIZATION

15. Regarding the prohibition, contained in item III, of paragraph 2 of art. 17 of the State Law, of the person holding a position in a union organization, it appears that the nominee was a union leader of the *Union of Energy Companies of Rio Grande do Norte and the Center for Strategies in Natural Resources and Energy*[iv] .

[iv] WORKERS' PARTY. Jean Paul Prates: biography. 2022. Available at: https://pt.org.br/jean-paul-prates. Accessed on 16.01.2023.

16. However, he **resigned from** office on October 18, 2022, according to documents that instructed the eligibility process, which removes the prescribed legal impediment.

17. In this sense, we verify the non-application of the legal prohibition in question.

b. THE INEXISTENCE OF IMPEDIMENT OF ITEM II OF § 2 OF ART. 17 OF LAW NO. 13.303/2016 - PARTICIPANT IN THE DECISION-MAKING STRUCTURE OF A POLITICAL PARTY OR IN WORK LINKED TO THE ORGANIZATION, STRUCTURING AND EXECUTION OF AN ELECTORAL CAMPAIGN

18. As to the prohibitions contained in item II of paragraph 2 of Law 13303/16, namely: *a person who has acted, in the last 36 (thirty-six) months, as a participant in the decision-making structure of a political party or in work connected with the organization, structuring and execution of an election campaign"*, it is important to note as follows.

19. According to the certificates attached to the eligibility process, Mr. Jean Paul Terra Prates was not a member of the decision-making structure of a political party, only his affiliation to his political party and, during the 2020 and 2022 elections, his participation only as a candidate.

20. It is important to point out that the prohibition in question applies to the nomination of individuals connected to the candidates' environment, those who have acted as a member of the political party's decision-making hierarchy or cumulatively in the organization, structuring and execution of the electoral campaign, provided they have a paid employment relationship to carry out these activities, as follows:

> *"The members of the Board of Directors and the nominees for the positions of director, including the president, general director and chief executive officer, will be chosen from among citizens of unblemished reputation and notorious knowledge, and must alternatively fulfill one of the requirements of items "a", "b" and "c" of clause I and, cumulatively, the requirements of items II and III:*
> *(...)*

§ It is forbidden to appoint to the Board of Directors and the Executive Board:
(...)
II - of a person who has acted, in the last 36 (thirty-six) months, as a participant in the decision-making structure of a political party or in work linked to the organization, structuring and execution of an electoral campaign;"

21. In this sense, it is important to know the legislator's intention when defining the wording of item II of § 2 of the article in question. This is because such an analysis will allow us to understand the construction of the meaning of the law and find the real limits imposed by the provision.

22. Thus, embodied in the legislator's will, there is an intent to expressly forbid the nomination of people committed to the party leadership, those with decision-making positions, and not just a mere militancy in the political party, so that the party member, without decision-making power, would be eligible for nomination.

23. The understanding of the Deputy Chief of Legal Affairs of the Civil House of the Presidency of the Republic (substitute), Mr. Felipe Cascaes Sabino Bresciani, in **Note SAJ No. 18/2017/SAAINST/SAJ/**CC-PR (Annex I), is not different:

> *Note that* ***the legislator clearly distinguished, in the cases of impediment, political agents,*** *that is, people who hold, or have intended to hold, an elective mandate,* ***from people who are part of the decision-making structure of a political party or who have worked on the organization, structuring, and execution of an electoral campaign.***[v]

24. The other prohibition in the normative refers to a person who has acted in work related to the organization, structuring and execution of an electoral campaign.

25. Regarding the two prohibitions, it is important to highlight Parliamentary Amendment No. 79 proposed by Senator Aécio Neves on September 15, 2015, which, in the words of the proponent himself, was intended to "*correct an excessive restriction on eligibility to the board of directors and executive board contained in*

[v] BRAZIL. PRESIDENCY OF THE REPUBLIC. SAJ Note No. 18/2017/SAAINST/SAJ/CC-PR, of February 9, 2017. Available in the SEI system under number 0060762. Accessed on 06.01.2023.

PLS 555, which prohibits the participation of any person with 'party political affiliation or connection'". This is because, continues the congressman, "*party affiliation and even filiation reveal only political preferences, but not conflicting objectives - which is what the law should avoid. On the other hand, the effective and recent exercise of an important role in the party hierarchy may indeed influence and produce the conflict of interests between meeting the objectives of the political party to which one is affiliated and those of the state-owned company.*

26. It is evident, therefore, that one of the intentions of the proposition was to "*avoid strategies of resignation from party leadership positions with the promise of a position in a state-owned company.*

27. In this context, Senator Aécio Neves' proposal was partially accepted, since it was changed by the Consolidated Substitute provided by Amendment 108, which defined the final wording of item II of paragraph 2 of art. 17 of the Brazilian Corporations Law

28. Thus, by analyzing the progress of the Bill with its amendments and the Final Report of Senator Tasso Jereissati, which resulted in the sanctions of Law 13.303/2016, one can interpret that the will of the legislator, in the result of the legislative process, translated the differentiation between the worker, the service provider and the candidate in electoral campaigns.

29. It seems clear that the text inserted in the law "*work related to the organization, structuring and execution of an election campaign*" was not aimed at the candidates, but at those hired by them to work in their campaigns.

30. This understanding is corroborated by what is stated in **Note SAJ no. 42/2017/SAAINST/SAJ**/CC-PR (annex II), *in verbis:*

> *Nor is it possible to consider that he participated in work linked to the organization, structuring and execution of an election campaign [...]* ***the distinction made by the legislator is clear, being the latter prohibition intended to prevent campaign contributors from being 'rewarded' with the appointment to positions in state-owned companies, not being directed to***

political agents themselves. *This is clear from the debates that took place in the National Congress when discussing the bill that originated the law, and the interpreter is not allowed to extend the legal interpretation to suit his will.* [vi]

31. Therefore, the mentioned impediments are not present, since the indicated candidate does not occupy a position that has any relation to the decision-making structure of the party, and there is no evidence that he has acted within the period of 36 (thirty-six) months, indicated by law, in any paid campaign activities, whatever they may be among those mentioned.

c. THE INEXISTENCE OF AN OBSTACLE PROVIDED FOR IN ART. 17, §2, I, OF LAW Nº 13.303/16 - HOLDER OF A MANDATE IN THE LEGISLATIVE BRANCH OF ANY ENTITY OF THE FEDERATION, EVEN IF ON LEAVE OF OFFICE.

32. Finally, another relevant question that deserves analysis is the restriction contained in item I of paragraph 2 of the above-mentioned law. That is, the fact that the nominee must hold a mandate as a Senator of the Republic.

33. This is because the restriction in question makes direct reference to the holder of a mandate in the Legislative Branch of any entity of the federation, even if on leave of absence.

34. However, it should be noted that this prohibition persists only during the term of office, in such a way that any eventual definitive resignation from the elective office or termination of the term of office would give rise to the possibility of election, provided that the nominee does not hold the aforementioned parliamentary mandate at the time of the election.

CONCLUSION

35. For all the above reasons, I am in favor of the nomination of Mr. Jean Paul Terra Prates to the Board of Directors and to the position of CEO of Petrobras, to be

[vi] PRESIDENCY OF THE REPUBLIC. SAJ Note No. 42/2017/SAAINST/SAJ/CC-PR, dated March 14, 2017. Available in the SEI system under number 0091715. Accessed on 06.01.2023.

submitted to the deliberation of the Board of Directors, with the condition that his election will only take place after the confirmation of his resignation from the office of Senator of the Republic or that it will wait until February 1, 2023, when his term of office will be over.

36. It's how I vote.

EDISON ANTÔNIO COSTA BRITTO GARCIA
Board Member
Petrobras Board of Directors."

The Director and President of the Committee Mrs. Iêda Aparecida de Moura Cagni and the Director and COPE Member Mr. Gileno Gurjão Barreto fully followed the manifestation of the Director and COPE Member Mr. Edison Antônio Costa Britto Garcia.

Ms. Ana Silvia Corso Matte, External Committee Member, adhering to the fundamentals of the above transcribed manifestation, registered the following:

"The candidate today is not in the condition to be elected, considering his elective mandate as Senator of the Republic, by force of item I, § 2, article 17 of Law 13.303. However, due to the principle of economy, if, by the date of the Board of Directors meeting called for January 26, 2013, he proves the definitive resignation of his elective mandate mentioned above, I understand that, after analyzing the BCG and BCI documents, he would meet the conditions for eligibility.

Board Member and COPE Member Mr. Marcelo Gasparino da Silva, in turn, positioned himself in the sense of adhering to the manifestation of Councilor and COPE member Edison Antônio Costa Britto Garcia, expressed above, up to item 34, however, considering that on the date of this meeting the candidate holds a legislative position, namely, Senator of the Republic, in his understanding, it would not be possible for COPE/CELEG, at this meeting, to manifest itself about forwarding the nomination for consideration by the Board of Directors of Petrobras, given the existing prohibition in item I, paragraph 2, article 17 of the Brazilian Corporations Law. Nevertheless, Board Member Marcelo Gasparino pondered that, considering that besides

being a member of COPE, he is also a "voter" in this "electoral process", as an independent member of the Board of Directors and elected by minority shareholders of Petrobras, by the principle of economy, once the situation is overcome, i.e. the candidate is no longer a Senator of the Republic, his position may be reviewed when the Board of Directors considers the nomination.

Thus, this COPE/CELEG, in order to (a) assist the Board of Directors and, subsequently, the shareholders in the nomination/election process of the nominee as a member of the Board of Directors of Petrobras; and, (b) in being the same nominated/elected as a member of the Board of Directors, assist the members of the Board of Directors in the election of the nominee as CEO of Petrobras, evaluating the fulfillment of the legal requirements and impediments, as well as the additional requirements contained in the Bylaws and the Nomination Policy, **considering**: (i) the pertinent procedures; (ii) the information provided by the nominee in the standardized form provided for in Article 30, §1 of Decree No. 8.945/2016 and in Exhibit A of the Nomination Policy and the respective supporting documents submitted; (iii) the analyses of *Background Check* Integrity (BCI) and Capacity Building and Management (BCG); (iv) the legal opinions of the Company's Legal Department and of an external firm hired; (v) the interview with the candidate; and (vi) the debate held at this meeting, **by majority vote, with the opposing opinion of the Board Member and COPE Member Mr. Marcelo Gasparino da Silva for the reason exposed above, opined that the nominee Jean Paul Terra Prates meets the necessary requirements set forth in Law No. 13.303/2016, Decree No. 8.945/2016 and Petrobras' Nomination Policy, as well as does not incur in its prohibitions in order to be nominated/elected as a Member of the Board of Directors and President of Petrobras, provided that his formal and legally perfect resignation to the mandate of Senator of the Republic is confirmed or the respective mandate is terminated.**

Additionally, the Committee, following the suggestions of mitigating measures indicated by the Governance and Compliance Office, recommended that the nominee, should he occupy the intended position, formally declare (i) that he has not acted in the last 36 months as a participant in the decision-making structure of a political party or in work related to the organization, structuring and execution of an election campaign and
(ii) that he will not act as a manager or administrator of the company Singleton Participações Imobiliárias.

The Committee also recommended that the documentary evidence related to the recommendation made be forwarded to the Company's Compliance area.

Having closed the debates, COPE requested that the Chief Compliance and Governance Officer, as the central figure in Petrobras' integrity system, permanently diligence the adequacy and observance of all applicable requirements for the Company's managers, paying special attention to facts subsequent to this meeting.

Finally, COPE/CELEG also requested to register that, as in previous meetings, for all nominations considered by the Committee, whether acting as an advisory body to the General Shareholders' Meeting or the Board of Directors, a job is done prior to the meeting to check the documentation of the nominees by the Management Support to the Board of Directors of Petrobras' General Secretariat.

At seventeen hours and forty minutes, the President of this CELEG/COPE declared the meeting closed, and these minutes were drawn up, read, approved, and signed by the President of this CELEG/COPE, by the members of this CELEG/COPE, and by the secretaries of the meeting, the Manager and the Coordinator of the Management Support to Petrobras' Board of Directors.

Iêda Aparecida de Moura Cagni
Board of Directors and
COPE President

Edison Antônio Costa Britto Garcia
Member of the Board of Directors and
COPE

Gileno Gurjão Barreto
Member of the Board of Directors and
COPE

Marcelo Gasparino da Silva
Member of the Board of Directors and
COPE

Ana Silvia Corso Matte
External COPE Member

Nathália Ianni Ribeiro
Manager SEGEPE/SCA
Meeting Secretary

Fernanda Hissa Pereira Tieppo
SEGEPE/SCA Coordinator
Meeting Secretary

Attachments:

I. SAJ Note No. 18/2017/SAAINST/SAJ/CC-PR
II. SAJ Note No. 42/2017/SAAINST/SAJ/CC-PR

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
MINUTES OF MEETING NO. 289 OF THE PEOPLE COMMITTEE
HELD ON 3-16-2023

On the sixteenth day of March two thousand and twenty-three, the extraordinary meeting No. 289 of the Committee on People (COPE/CELEG or Committee) was held by videoconference transmitted from the City of Rio de Janeiro, beginning at sixteen hours and five minutes.

This meeting was convened for the purpose of evaluating and issuing an opinion, as the Petrobras Eligibility Committee (CELEG), pursuant to Article 10 of Law No. 13,303/2016, Article 21 of Decree No. 8,945/2016 (as amended by Decree No. 11,048/2022) and the Policy for the Nomination of Members of Senior Management and the Fiscal Council (Nomination Policy), regarding the following nominations by the Federal Government (the Company's controlling shareholder) for the positions of Directors and Fiscal Councilors, as indicated below:

(i) To the Board of Directors of Petrobras:

1.1. Ms. Suzana Kahn Ribeiro;
1.2. Mr. Vitor Eduardo de Almeida Saback;
1.3. Mr. Bruno Moretti, appointed as representative of the Ministry of Management and Innovation in Public Services;
1.4. Mr. Pietro Adamo Sampaio Mendes, appointed as Chairman of the Board of Directors; and
1.5. Mr. Sergio Machado Rezende.

(ii)To the Petrobras Fiscal Council:

2.1. Ms. Viviane Aparecida da Silva Varga, indicated as representative of the National Treasury (main); and

2.2. Mr. Otávio Ladeira de Medeiros, appointed as the National Treasury representative (alternate).

The Committee noted that, in cases where it acts as CELEG, its manifestation is intended to assist shareholders in the appointment of members to the Board of Directors and the Fiscal Council and to verify the compliance of the nomination process of Petrobras' administrators and Fiscal Councilors. Thus, it is up to the shareholders, gathered in a General Meeting, to judge the convenience and opportunity of electing or not each of the nominees, as well as to assess all the skills required for the position.

The Board Member and President of this COPE/CELEG Mrs. Iêda Aparecida de Moura Cagni, the Chairman of the Board of Directors and COPE Member Mr. Gileno Gurjão Barretoand the COPE External Member Mrs. Ana Silvia Corso Matte attended this meeting as members of the COPE/CELEG and were entitled to vote. Board of Directors and COPE Member Mr. Edison Antônio Costa Britto Garcia did not attend the meeting for justified reasons.

Furthermore, in accordance with item 2.1.1 of the Internal Regulations of COPE[i], the Board Members Mr. Marcelo Mesquita de Siqueira Filho, elected by the minority preferred shareholders, and Mr. Francisco Petros, elected by the minority common shareholders, also partially participated in this meeting. It is worth mentioning that the participation of minority shareholders is optional, in accordance with the Committee's by-laws. Board member Marcelo Mesquita de Siqueira Filho did not participate in items 1.4; and 1.5 of these minutes; and Board member Francisco Petros did not participate in item 1.5 of these minutes.

It is worth informing that the Director and COPE Member Mr. Marcelo Gasparino da Silva did not take part in the discussions and deliberations of the present meeting, in compliance with item 2.1.2 of the Internal Rules of the Committee[ii], since he informed that he plans to run for

[i] "2.1.1 Should they have an interest, the Directors elected by minority holders of common or preferred shares may participate in the analysis of the matters contained in item 4.1, sub-item "a.2". To this end, these Directors shall be invited to the respective agendas, and shall be responsible for exercising a casting vote in the deliberations in which they are present. (...)
4.1 The Committee is responsible:
a. as to indication and succession: (...)
a.2. to assist the shareholders by providing opinions on the fulfillment of the requirements and the absence of prohibitions of those indicated for members of: (i) the Board of Directors; and (ii) the Fiscal Council of Petrobras;".

[ii] "2.1.2 In the assignment provided for in item 4.1, subitem "a.2", committee members who are running for election to the Petrobras Board of Directors may not participate in the discussions and deliberations."

the position of Board of Directors in the next General Shareholders' Meeting of the Company, scheduled for April 27, 2023.

Also participating in this meeting, as guests, were the Human Resources (HR) Executive Manager Juliano Mesquita Loureiro and the Recruitment and Selection Manager, from the HR unit, Renata Teixeira Figueira, who covered all the aspects contained in the Training and Management Criteria (BCG) Analysis Reports of the candidates, and the Governance and Compliance Executive Director (DGC) Salvador Dahan and the Compliance Executive Manager Renata Pereira Elias Citriniti, who reported on the aspects contained in the Integrity *Background Checks* (BCI).

Braulio Licy Gomes de Mello, General Manager of the Legal Department for the Business Areas, from the Legal unit, also attended the meeting as a guest, to clarify questions or make contributions of any other kind.

It is noted that the representatives of the technical areas left the meeting after their respective contributions.

It should be clarified that, considering (i) the rule in §2, article 21, of Decree 8,945/2016, which provides that *"the minutes shall be drawn up in summary form of the facts occurred, including dissents and protests, and shall contain a transcription only of the resolutions made"*, and (ii) the provisions of Law 13,709/2018 (General Data Protection Law - LGPD), these minutes will be drawn up in summary form, and the documents that subsidized the Committee's analysis will be filed at the Company.

The COPE/CELEG registered that it seeks to perform its analysis with impartiality and impersonality, in compliance with its duty of diligence, in a technical and respectful manner with each and every nominee.

Once these preliminary clarifications were made, we proceeded to the analysis of the indications included in the meeting's agenda, in the following terms.

1.1. Appointment of Suzana Kahn Ribeiro as member of the Board of Directors

Considering all the analyses and, especially, the debate that took place at this meeting, this COPE/CELEG, in order to assist the Board of Directors and, subsequently, the shareholders in the process of election of the nominee as a member of the Board of Directors of Petrobras, evaluating compliance with the legal requirements and impediments, as well as the additional requirements contained in the Bylaws and the Nomination Policy, **considering**: (i) the

relevant procedures; (ii) the information provided by the nominee in the standardized form provided for in Article 30, §1 of Decree No. 8.945/2016 and in Annex A of the Nomination Policy and the respective supporting documents submitted, as well as the clarifications provided by her during the present meeting, through telephone contact, to the effect that her role as Vice-Director of COPPE/UFRJ (Alberto Luiz Coimbra Institute for Graduate Studies and Engineering Research, of the Federal University of Rio de Janeiro) is administrative and strictly related to the exercise of academic and research activities and that it is up to Fundação COPPETEC, a private non-profit institution, to manage contracts and agreements of projects developed for governmental and private agencies, multilateral entities and private companies, an entity of which the nominee stated she is not a member; (iii) the analyses of *Background Check* Integrity (BCI) and Capacity Building and Management (BCG), **unanimously opined that nominee Suzana Kahn Ribeiro meets the necessary requirements set forth in the Company's Bylaws, Law no. 13.303/2016, Decree No. 8.945/2016 and Petrobras' Nomination Policy, as well as does not incur in its prohibitions for her to be elected as a Director.**

Additionally, the Committee, accepting the suggestion of a mitigating measure indicated by the Governance and Compliance Office, recommended that the nominee, in case she occupies the intended position, in order to avoid potential conflict of interest, formally abstain from participating in deliberations related to the institutions in which she works, namely: Brazilian Business Council for Sustainable Development (CEBDS*), Institute for Transportation & Development Policy, Vital Strategies,* China Brazil Center for Climate Change, COPPE/UFRJ, Museum of Tomorrow and the Green Fund Project of the Federal University of Rio de Janeiro.

1.2. Appointment of Mr. Vitor Eduardo de Almeida Saback as member of the Board of Directors

Considering all the analyses and especially the debate that took place at this meeting, this COPE/CELEG, in order to assist the Board of Directors and, subsequently, the shareholders in the process of electing the nominee as a member of the Board of Directors of Petrobras, assessing compliance with the legal requirements and impediments, as well as the additional requirements contained in the Bylaws and the Nomination Policy, **considering**: (i) the relevant procedures; (ii) the information provided by the nominee in the standardized form provided for in article 30, §1º of Decree no. 8.945/2016 and in Exhibit A of the Nomination Policy and the respective supporting documents presented; (iii) the analyses of *Background Check* Integrity (BCI) and Capacity Building and Management (BCG), **unanimously opined that nominee Vitor Eduardo de Almeida Saback meets the necessary requirements set forth in the Company's Bylaws, Law No. 13.303/2016, Decree No. 8.945/2016 and**

Petrobras' Nomination Policy, as well as does not incur in its prohibitions in order to be elected as a Director of Directors.

Additionally, the Committee, accepting the suggestion of a mitigating measure indicated by the Governance and Compliance Office, recommended that the nominee, should he occupy the intended position, in order to avoid a potential conflict of interest, formally abstain from participating in deliberations related to the National Water Agency (ANA).

1.3. Appointment of Mr. Bruno Moretti as member of the Board of Directors

Considering all the analyses and especially the debate that took place at this meeting, this COPE/CELEG, in order to assist the Board of Directors and, subsequently, the shareholders in the process of electing the nominee as a member of the Board of Directors of Petrobras, assessing compliance with the legal requirements and impediments, as well as the additional requirements contained in the Bylaws and the Nomination Policy, **considering**: (i) the relevant procedures; (ii) the information provided by the nominee in the standardized form provided for in article 30, §1º of Decree no. 8.945/2016 and in Exhibit A of the Nomination Policy and the respective supporting documents presented; (iii) the analyses of the *Background Check of* Integrity (BCI) and of Training and Management (BCG), **unanimously opined that nominee Bruno Moretti meets the necessary requirements set forth in the Company's Bylaws, Law No. 13.303/2016, Decree No. 8.945/2016 and Petrobras' Nomination Policy, as well as does not incur in its prohibitions in order to be elected as a Director of Directors.**

Additionally, the Committee, accepting the suggestion of mitigating measure indicated by the Governance and Compliance Office, recommended that the nominee, should he occupy the intended position, in order to avoid potential conflict of interest, formally abstain from performing any act, within the scope of the Special Secretariat for Government Analysis of the Civil House of the Presidency of the Republic, that is related to Petrobras' interests.

1.4. Appointment of Mr. Pietro Adamo Sampaio Mendes as Chairman of the Board of Directors

This COPE/CELEG, in line with §7, of article 21, of Petrobras' Bylaws[iii], by majority vote, as explained below, invited the nominee Mr. Pietro Adamo Sampaio Mendes for an interview for further clarifications to the Committee, and the nominee accepted the invitation and provided the clarifications at the meeting.

[iii] "Art. 21- Investiture in a management position in the Company shall observe the conditions imposed by art. 147 and complemented by those provided for in art. 162 of the Corporations Law, as well as those provided for in the Nomination Policy, Law No. 13,303, of June 30, 2016 and Decree No. 8,945, of December 27, 2016." (...)
§7- The People Committee may request the nominee for the position to attend an interview to clarify the requirements of this article, and the acceptance of the invitation will obey the nominee's will."

The participants of this COPE/CELEG, with the exception of Ms. Ana Silvia Corso Matte, External Member of the Committee, and the Board Member and guest at this meeting Francisco Petros, highlighted the importance of the Committee interviewing the nominees in cases of notes in the reports of BCIs and/or BCGs, although there is no rule requiring this, whereas Ms. Ana Silvia Corso Matte expressed the understanding that eventual requests for additional clarifications should be made directly by the Human Resources or Compliance areas of Petrobras, as the case may be.

After the interview with the nominee, the Board Member and Committee President gave the floor to the other participants, who made various comments.

In continuity, the Board Member and President of the Committee reminded those present that, considering one of the points contained in the compliance analysis (BCI) of the nominee in reference, with respect to the provision contained in article 21, paragraph 2, item I, of the Company's Bylaws[iv] , in item I, paragraph 2 of article 17 of the State Companies Law[v] and also reflected in article 29, item I, of Decree no. 8.945/2016[vi] , requested analysis from the Petrobras Legal Department about the legal interpretation of these devices, considering that the positioning of the Secretariat for Coordination and Governance of State-Owned Enterprises (SEST) and the Attorney General of the National Treasury (PGFN) is divergent from that contained in the BCI report.

The members of this COPE/CELEG and the Board Member and guest at this meeting Francisco Petros, although the latter does not vote on this nomination within the scope of this Committee, expressed their prior understanding that the provision contained in article 21, paragraph 2, item I, of the Company's Bylaws, in article 17, paragraph 2, item I of the State Law and also reflected in article 29, item I, of Decree no. 8.945/2016 is surmountable, in the specific case of this nomination, since, according to the documentation forwarded by the nominee, at this time, when his nomination was analyzed by this COPE/CELEG, he is on

---

[iv] "Art. 21- Investiture in a management position in the Company shall observe the conditions imposed by art. 147 and complemented by those provided for in art. 162 of the Corporations Law, as well as those provided for in the Nomination Policy, Law No. 13,303, of June 30, 2016 and Decree No. 8,945, of December 27, 2016." (.)
§2 - Appointments to management positions are forbidden:
I - a representative of the regulatory agency to which the Company is subject
[v] "The members of the Board of Directors and the nominees for the positions of director, including the president, general director and chief executive officer, shall be chosen from among citizens of unblemished reputation and notorious knowledge, and must alternatively fulfill one of the requirements of items "a", "b" and "c" of clause I and, cumulatively, the requirements of items II and III: (.)
§ It is forbidden to appoint to the Board of Directors and the Executive Board:
I - a representative of the regulatory agency to which the public company or the mixed economy company is subject to, a State Minister, a State Secretary, a Municipal Secretary, an office-holder without a permanent link to the public service, of a special nature or of a senior management and advisory position in the public administration, a statutory leader of a political party, and an office-holder in the Legislative Branch of any federal entity, even if on leave from office;".
vi "Art. 29 - Indication to the Board of Directors and the Executive Board is forbidden:
I - a representative of the regulatory agency to which the state-owned company is subject;"

assignment to the Ministry of Mines and Energy, and therefore does not fit the prohibition contained in the provisions in reference, reiterating the position of SEST and PGFN on the subject, which interpret the prohibition in a restrictive manner when concluding that the provisions of the aforementioned provisions do not have the power to reach, *a priori, a* public servant or employee on assignment or leave of absence.

In the same sense, corroborating the understanding of SEST and PGFN, the Eligibility Committee of Telecomunicações Brasileiras S.A. (Telebras), in its 431st meeting, held on February 22, 2018, analyzed a similar situation to the present case. It dealt with the nomination of a candidate who was a civil servant at the National Telecommunications Agency (ANATEL), Telebras' regulatory body, but assigned to another body, for the Telebras' Board of Directors, and Telebras' CELEG decided to rule out the prohibition due to the nominee's assignment to another body.

With respect to the evaluation of the application of article 21, §2, item IX of the Company's Bylaws[vii] and article 17, §2, item V of Law no.303/2016[viii] , regarding the indication of a person who has or may have any form of conflict of interest with the company, the members of this COPE/CELEG and the Board Member and Guest at this meeting Francisco Petros, with the exception of the Committee's President, expressed the understanding that the position the nominee currently holds, Secretary of Petroleum, Natural Gas and Biofuel of the Ministry of Mines and Energy, makes him holder of strategic information and proponent of public policies that are directly related to the activities developed by the Company and that the **concomitant** exercise of his duties as Secretary and Chairman of the Board of Directors of Petrobras would be able to attract to himself a permanent conflict of interest, since the acts practiced by the nominee within the scope of that body would be able to materially influence his decisions as Chairman of the Board of Directors of Petrobras.

In view of the above, the referred participants manifested themselves favorably to the nomination of Mr. Pietro Adamo Sampaio Mendes, **provided that** his election is conditioned to his resignation from the position of Secretary of Petroleum, Natural Gas and Biofuel of the

[vii] "Art. 21- Investiture in a management position in the Company shall observe the conditions imposed by art. 147 and complemented by those provided for in art. 162 of the Corporations Law, as well as those provided for in the Nomination Policy, Law No. 13,303, of June 30, 2016 and Decree No. 8,945, of December 27, 2016." (.)
§2 - The following are forbidden to be nominated for management positions: (.)
IX - of a person who has or may have any form of conflict of interest with the Federal Government or the Company itself;".
[viii] "The members of the Board of Directors and the nominees for the positions of director, including the president, general director and chief executive officer, shall be chosen from among citizens of unblemished reputation and notorious knowledge, and must alternatively fulfill one of the requirements of items "a", "b" and "c" of clause I and, cumulatively, the requirements of items II and III: (.)
§ It is forbidden to appoint to the Board of Directors and the Executive Board: (.)
V - of a person who has or may have any form of conflict of interest with the political-administrative person controlling the public company or the mixed economy company or with the company or company itself.

Ministry of Mines and Energy and to the maintenance of his condition of public servant assigned by the ANP.

In turn, the Committee's President and Board Member Mrs. Iêda Aparecida de Moura Cagni partially followed the manifestation of the other participants, agreeing with the understanding exposed on article 21, paragraph 2, item I, of the Bylaws and on article 17 paragraph 2, item I of the State Law, but diverged with regard to the provision contained in item IX, of paragraph 2, of article 21 of the Company's Bylaws and in item V, of paragraph 2, of article 17 of Law no. 13.303/2016, positioning herself contrary to the condition that the candidate resigns from the position of Secretary of Petroleum, Natural Gas and Biofuel of the Ministry of Mines andEnergy, since, in her understanding, the interests in question are convergent and not conflicting, which does not rule out the duty of the nominee, if he assumes the intended position, like any other member of the Board of Directors, to declare himself conflicted in face of some concrete and specific situation, in compliance with the duties of diligence and loyalty, inherent to the position of administrator.

Thus, considering all the analyses and, especially, the debate that took place at this meeting, this COPE/CELEG, in order to (a) assist the Board of Directors and, subsequently, the shareholders in the process of electing the nominee as Chairman of the Board of Directors of Petrobras, evaluating compliance with the legal requirements and impediments, as well as the additional requirements contained in the Bylaws and the Nomination Policy, **considering**: (i) the relevant procedures; (ii) the information provided by the nominee in the standardized form provided for in article 30, §1 of Decree no. 8.945/2016 and in Exhibit A of the Nomination Policy and the respective supporting documents submitted; (iii) the analyses of *Background Check* Integrity (BCI) and Capacity Building and Management (BCG); (iv) the Technical Note from the Company's Legal Department; and (v) the interview with the candidate, **opined, by majority vote, that nominee Pietro Adamo Sampaio Mendes meets the necessary requirements set forth in the Company's Bylaws, Law No. 13.303/2016, Decree No. 8.945/2016 and in Petrobras' Nomination Policy, as well as does not incur in its prohibitions for him to be elected Board Member and Chairman of the Board of Directors of Petrobras, provided that his formal and legally perfect resignation from the position of Secretary of Petroleum, Natural Gas and Biofuel of the Ministry of Mines and Energy (MME) is confirmed and his condition of licensed, removed or assigned server of the ANP is maintained. The President of the Committee and Board Member Mrs. Iêda Aparecida de Moura Cagni, for not seeing conflict of interests in the concurrent exercise of the activities of the nominee as Secretary of Petroleum, Natural Gas and Biofuel of the Ministry of Mines and Energy (MME) and as Chairman of the Board of Directors of Petrobras, if elected, manifested herself in the sense that there**

is no need for the removal of the nominee from the position of Secretary of Petroleum, Natural Gas and Biofuel of the MME.

The Committee also recommended that the documentary evidence related to the recommendation made be forwarded to the Company's Compliance area.

1.5. Appointment of Mr. Sergio Machado Rezende as member of the Board of Directors
This COPE/CELEG, in line with §7º, of article 21, of Petrobras' Bylaws[ix], by majority vote, as explained in the previous item, invited the nominee Mr. Sergio Machado Rezende for an interview for further clarifications to the Committee, and the nominee accepted the invitation and provided the clarifications at the meeting.

Considering all the analyses and especially the debate that took place at this meeting, this COPE/CELEG, in order to assist the Board of Directors and, subsequently, the shareholders in the process of electing the nominee as a member of the Board of Directors of Petrobras, assessing compliance with the legal requirements and impediments, as well as the additional requirements contained in the Bylaws and the Nomination Policy, **considering**: (i) the relevant procedures; (ii) the information provided by the nominee in the standardized form provided for in article 30, §1º of Decree no. 8.945/2016 and in Exhibit A of the Nomination Policy and the respective supporting documents submitted; (iii) the *Background Check* Integrity (BCI) and Capacity Building and Management (BCG) analyses; and (iv) the interview with the nominee, **unanimously opined that the nominee Sergio Machado Rezende does not meet the necessary requirements provided for in the Company's Bylaws, Law No. 13.303/2016, Decree No. 8.945/2016 and in Petrobras' Nomination Policy, incurring in the prohibition contained in article 21, §2, items IV and V, of the Company's Bylaws[x], in article 17, §2, items I and II, of Law no. 13.303/16[xi] and in article 29, items IV and VI,**

[ix] "Art. 21- Investiture in a management position in the Company shall observe the conditions imposed by art. 147 and complemented by those provided for in art. 162 of the Corporations Law, as well as those provided for in the Nomination Policy, Law No. 13,303, of June 30, 2016 and Decree No. 8,945, of December 27, 2016." (.)
§7- The People Committee may request the nominee for the position to attend an interview to clarify the requirements of this article, and the acceptance of the invitation will obey the nominee's will."
[x] "Art. 21- Investiture in a management position in the Company shall observe the conditions imposed by art. 147 and complemented by those provided for in art. 162 of the Corporations Law, as well as those provided for in the Nomination Policy, Law No. 13,303, of June 30, 2016 and Decree No. 8,945, of December 27, 2016." (.)
§2 - The following are forbidden to be nominated for management positions: (.)
IV - of a statutory leader of a political party and of the holder of a mandate in the Legislative Branch of any federal entity, even if on leave of absence;
V - of a person who has acted, in the last 36 (thirty-six) months, as a participant in the decision-making structure of a political party;".
[xi] "The members of the Board of Directors and the nominees for the positions of director, including the president, general director and chief executive officer, shall be chosen from among citizens of unblemished reputation and notorious knowledge, meeting, alternatively, one of the requirements of items "a", "b" and "c" of clause I and, cumulatively, the requirements of items II and III: (.)
§ It is forbidden to appoint to the Board of Directors and the Executive Board:
I - a representative of the regulatory agency to which the public company or the mixed economy company is subject to, a State Minister, a State Secretary, a Municipal Secretary, a holder of a position without a permanent link to the public service, of a special nature or of senior management and advisory services in the public administration, a statutory leader of a

of Decree no. 8.945/2016,[xii] **since the nominee is a full member of the National Directory of the PSB (Brazilian Socialist Party) as stated on the party's website and in the Party Information Management System (SGIP) of the TSE (Superior Electoral Court).**

2.1 Appointment of Ms. Viviane Aparecida da Silva Varga as a full member of the Fiscal Council

Considering all the analyses and, especially, the debate held in this meeting, this COPE/CELEG, in order to assist the shareholders in the process of election of the nominee as a member of the Fiscal Council of Petrobras, evaluating the compliance with the legal requirements and impediments, as well as the additional requirements contained in the Bylaws and the Nomination Policy, **considering**: (i) the relevant procedures; (ii) the information provided by the nominee in the standardized form provided for in article 30, §1º of Decree no. 8.945/2016 and in Exhibit A of the Nomination Policy and the respective supporting documents presented; (iii) the analyses of the *Background Check of* Integrity (BCI) and of Training and Management (BCG), **unanimously opined that the nominee Viviane Aparecida da Silva Varga meets the necessary requirements set forth in the Company's Bylaws, in Law No. 13.303/2016, in Decree No. 8.945/2016 and in Petrobras' Nomination Policy, as well as does not incur in its prohibitions in order to be elected as Fiscal Councilor.**

2.2. appointment of Mr. Otávio Ladeira de Medeiros as alternate member of the Fiscal Council

Initially, it was recalled that COPE, in its 267th meeting held on April 5, 2022, the last opportunity in which it appreciated, as CELEG, the nomination of Mr. Otávio Ladeira de Medeiros, recognized the fulfillment of the requirements provided for in Law No. 13,303/2016, Decree No. 8,945/2016 and Petrobras' Nomination Policy, as well as the non-existence of prohibitions. It is worth noting that the nominee was elected Alternate Fiscal Councilor of the Company at the General Shareholders' Meeting of April 13, 2022.

On this occasion, considering all the analyses and, especially, the debate held in this meeting, this COPE/CELEG, in order to assist the shareholders in the process of electing the nominee as a member of the Fiscal Council of Petrobras, evaluating the compliance with the legal requirements and impediments, as well as the additional requirements contained in the

---

political party, and a holder of a mandate in the Legislative Branch of any federal entity, even if on leave from his or her position;
II - of a person who has acted, in the last 36 (thirty-six) months, as a participant in the decision-making structure of a political party or in work linked to the organization, structuring and execution of an electoral campaign;".
[xii] "Art. 29 - Indication to the Board of Directors and the Executive Board is forbidden:
IV - of a statutory leader of a political party and of the holder of a mandate in the Legislative Branch of any federal entity, even if on leave of absence; (...)
VI - of a person who has acted, in the last thirty-six months, as a participant in the decision-making structure of a political party;".

Bylaws and the Nomination Policy, **considering**: (i) the relevant procedures; (ii) the information provided by the nominee in the standardized form provided for in article 30, §1º of Decree no. 8.945/2016 and in Exhibit A of the Nomination Policy and the respective supporting documents presented; (iii) the analyses of *Background Check* Integrity (BCI) and Capacity Building and Management (BCG), **unanimously opined that the nominee Otávio Ladeira de Medeiros meets the necessary requirements set forth in the Company's Bylaws, Law No. 13.303/2016, Decree No. 8.945/2016 and Petrobras' Nomination Policy, as well as does not incur in its prohibitions in order to be elected Fiscal Councilor.**

Additionally, the Committee, following the suggestion of a mitigating measure indicated by the Governance and Compliance Office, recommended that the Company's Legal Department carry out the follow-up of the ordinary accountability processes resulting from its performance as Banco do Brasil's Fiscal Councilor in 2003, 2004 and 2005, reporting to Compliance every six months the evolution of such processes.

Closing the debates, COPE/CELEG requested that the Chief Compliance and Governance Officer, as the central figure in Petrobras' integrity system, permanently diligence the adequacy and observance of all applicable requirements for the Company's managers and Fiscal Council members, paying special attention to facts subsequent to this meeting.

Finally, COPE/CELEG also requested to register that the Committee issued its respective manifestations due to the deadline, with the Civil House's manifestation through SINC (Integrated System of Appointments and Consultations) still pending for all the nominees, with the exception of Mr. Bruno Moretti already made available for this meeting.

At eighteen hours and forty-five minutes, the President of this CELEG/COPE declared the meeting closed, and these minutes were drawn up, read, approved, and signed by the President of this CELEG/COPE, by the participants of this CELEG/COPE, and by the secretaries of the meeting, the Manager and the Coordinator of the Management Support to Petrobras' Board of Directors.

Iêda Aparecida de Moura Cagni Board of Directors and COPE President	Gileno Gurjão Barreto Member of the Board of Directors and COPE

Ana Silvia Corso Matte
External COPE Member

Francisco Petros
Board Member and Guest at the Meeting

Marcelo Mesquita de Siqueira Filho
Board Member and Guest at the Meeting

Nathália Ianni Ribeiro
Manager SEGEPE/SCA
Meeting Secretary

Fernanda Hissa Pereira Tieppo
SEGEPE/SCA Coordinator Meeting
Secretary

CERTIFICATE

I hereby certify, for all due purposes, that the Board of Directors of Petróleo Brasileiro S.A. - Petrobras (Company), at a meeting held on 1-26-2023 (Meeting no. 1.703), chaired by the Chairman of the Board Gileno Gurjão Barreto, with the participation of Board Members Iêda Aparecida de Moura Cagni and Rosangela Buzanelli Torres and Board Members Edison Antônio Costa Britto Garcia, Francisco Petros Oliveira Lima Papathanasiadis Jônathas Assunção Salvador Nery de Castro, José João Abdalla Filho, Marcelo Gasparino da Silva, Marcelo Mesquita de Siqueira Filho and Ricardo Soriano de Alencar, deliberated, among others, on the matters transcribed below: ---------- **NOMINATION OF MR. JEAN PAUL TERRA PRATES TO THE POSITION OF DIRECTOR OF PETRÓLEO BRASILEIRO S.A. - PETROBRAS:** - The Chairman of the Board of Directors Gileno Gurjão Barreto, in view of the resignation, on 1-4-2023, of the Director Caio Mário Paes de Andrade to the position of Director of Petrobras, and considering the nomination of Mr. Jean Paul Terra Prates by the Ministry of Mines and Energy for the position of Director of the Company, submitted to the Collegiate the matter of reference, previously analyzed by the Committee of People of the Board of Directors of Petrobras acting as Eligibility Committee. **DECISION**: - The Board of Directors unanimously nominated, until the first General Shareholders' Meeting, Mr. **JEAN PAUL TERRA PRATES**, Brazilian, born in the City of Rio de Janeiro, State of Rio de Janeiro, lawyer, divorced, domiciled at Avenida Henrique Valadares nº 28, Torre A, 18º andar, Centro, in the City of Rio de Janeiro, State of Rio de Janeiro, CEP 20231-030, bearer of identity card nr. 74391327, issued by IFP-RJ, and of CPF nr. 867.212.837-00, for the position of Member of the Board of Directors of Petróleo Brasileiro S.A. - Petrobras. ---------- **ELECTION OF MR. JEAN PAUL TERRA PRATES FOR THE POSITION OF PRESIDENT OF PETRÓLEO BRASILEIRO S.A. - PETROBRAS:** - The Chairman of the Board of Directors Gileno Gurjão Barreto, considering the anticipated end of the term of office of Mr. Caio Mário Paes de Andrade as President of Petrobras, approved by the Board of Directors on January 4, 2023, and the nomination of Mr. Jean Paul Terra Prates by the Ministry of Finance as President of Petrobras. Jean Paul Terra Prates by the Ministry of Mines and Energy for the position of President of Petrobras, submitted to the

Collegiate the matter of reference, previously analyzed by the Committee of People of the Board of Directors of Petrobras acting as Eligibility Committee. **DECISION**: - The Board of Directors unanimously elected Mr. **JEAN PAUL TERRA PRATES**, Brazilian, born in the City of Rio de Janeiro, State of Rio de Janeiro, lawyer, divorced, domiciled atAvenida Henrique Valadares nº 28, Torre A, 18º andar, Centro, in the City of Rio de Janeiro, State of Rio de Janeiro, CEP 20231-030, bearer of identity card nº 74391327, issued by IFP-RJ, and of CPF nº 867.212.837-00, for the position of President of Petróleo Brasileiro S.A. - Petrobras, with term of office until April 13, 2023. ------------------------------ Considering that Mr. Jean Paul Terra Prates was elected and took office on this same date as President of the Company, he does not qualify as an independent Director in light of the independence criteria contained in Article 22, §1 of Law No. 13,303/2016, in Article 36, §1 of Decree No. 8,945/2016 and in the provisions of the B3 Level 2 Corporate Governance Listing Rules. ---------- Board Member Edison Antônio Costa Britto Garcia forwarded a manifestation in the terms of Exhibit I of this Certificate. ------------ Board Member Marcelo Gasparino da Silva based his votes on his previous manifestations at the time of the appointment of Mr. Caio Mário Paes de Andrade to the position of Member of the Board of Directors of Petrobras (RCA 1.689, of 6/27-2022) and at the time of the election of Mr. Caio Mário Paes de Andrade to the position of Chairman of Petrobras (also RCA 1.689, of 6/27-2022), respectively Annexes II and III of this Certificate, emphasizing that the interview made by the Personnel Committee with Mr. Jean Paul Terra Prates was fundamental for the Board Member Marcelo Gasparino da Silva to register a favorable vote today, since he was convinced in the interview that Mr. Jean Paul Terra Prates' vision for Petrobras is the same vision that any Shareholder who wants the best interest of the Company has. ______________________

ANNEX I: Statement submitted by Board Member Edison Antônio Costa Britto Garcia. ANNEX II: Statement by Board Member Marcelo Gasparino da Silva upon the appointment of Mr. Caio Mário Paes de Andrade to the position of Member of the Board of Directors of Petrobras (RCA 1.689, of 6/27-2022), referenced as grounds for his vote in the appointment of Mr. Jean Paul Terra Prates to the position of Member of the Board of Directors of Petrobras. ANNEX III: Statement of Director Marcelo Gasparino da Silva upon the election of Mr. Caio Mário Paes de Andrade for the position of Chairman of

Petrobras (RCA 1.689, of 06/27-2022), referenced as grounds for his vote in the election of Mr. Jean Paul Terra Prates for the position of Chairman of Petrobras.

Rio de Janeiro, February 6, 2023.

João Gonçalves Gabriel
Petrobras General Secretary

Publicly Listed Company
CNPJ/MF - 33.000.167/0001-01
NIRE - 33300032061

CERTIFICATE

I hereby certify, for all due purposes, that the Board of Directors of Petróleo Brasileiro S.A. - Petrobras (Company), at a meeting held on 3-22-2023 (Meeting no. 1.706), chaired by the Chairman of the Board Gileno Gurjão Barreto, with the participation of the Board Members Iêda Aparecida de Moura Cagni and Rosangela Buzanelli Torres and the Board Members Francisco Petros Oliveira Lima Papathanasiadis, Jean Paul Terra Prates, Jônathas Assunção Salvador Nery de Castro José João Abdalla Filho, Marcelo Gasparino da Silva, Marcelo Mesquita de Siqueira Filho and Ricardo Soriano de Alencar, the Board member Edison Antônio Costa Britto Garcia being absent for a justified reason, deliberated, among others, on the subject transcribed below: ------ **ANALYSIS OF THE NOMINATIONS FOR THE BOARD OF DIRECTORS AND FISCAL BOARD OF PETROBRAS:** - The Chairman of the Board of Directors Gileno Gurjão Barreto submitted to the Collegiate the manifestations, concluded so far, of the Personnel/Eligibility Committee about the fitting of the nominees to the requirements and the pertinent prohibitions, in attention to paragraph 4 of Article 21 of Decree No. 8,945/2016, as amended by Decree No. 11,048/2022. **DECISION** Regarding the nominations of Ms. **VIVIANE APARECIDA DA SILVA VARGA** for Fiscal Board Member and Mr. **OTÁVIO LADEIRA DE MEDEIROS** as Petrobras' Alternate Fiscal Director, the Board of Directors, with the favorable vote of all Board members participating in this deliberation, has accepted and fully followed the respective analyses and mitigating measures, when applicable, of the Personnel/Eligibility Committee, as per meeting No. 289, dated March 16, 2023, of the Committee, and therefore these nominations were considered **eligible**. The analysis of the indications of Ms. Viviane Aparecida da Silva Varga and Mr. Otávio Ladeira de Medeiros were attended by the Chairman of the Board Gileno Gurjão Barreto, the Board Members Iêda Aparecida de Moura Cagni and Rosangela Buzanelli Torres and the Board Members Francisco Petros Oliveira Lima Papathanasiadis, Jean Paul Terra Prates, Jônathas Assunção Salvador Nery de Castro, José João Abdalla Filho, Marcelo Gasparino da Silva and Ricardo Soriano de Alencar Regarding the nominations of Ms. **SUZANA KAHN RIBEIRO** and Messrs. **BRUNO MORETTI** and **VITOR EDUARDO DE ALMEIDA SABACK** for Petrobras' Board of Directors, the Board, with the favorable

vote of all Board members participating in this deliberation, fully accepted and followed the respective analyses and mitigating measures, when applicable, of the People/Eligibility Committee, as per meeting No. 289, of 3/16/2023, of the Committee, and therefore these nominations were considered **eligible**. The analysis of the indications of Ms. Suzana Kahn Ribeiro, Mr. Bruno Moretti and Mr. Vitor Eduardo de Almeida Saback was carried out by the Chairman of the Board Gileno Gurjão Barreto, the Board Members Iêda Aparecida de Moura Cagni and Rosangela Buzanelli Torres, and the Board Members Francisco Petros Oliveira Lima Papathanasiadis, Jônathas Assunção Salvador Nery de Castro and Ricardo Soriano de Alencar. Regarding the nomination of Mr. **PIETRO ADAMO SAMPAIO MENDES** for member and Chairman of the Board of Directors of Petrobras, the Chairman of the Board Gileno Gurjão Barreto, the Board Member Rosangela Buzanelli Torres and the Board Members Francisco Petros Oliveira Lima Papathanasiadis and Marcelo Mesquita de Siqueira Filho welcomed and followed the position of the majority of the People/Eligibility Committee, according to the Committee's meeting No. 289, dated March 16, 2023, for the **ineligibility of** Mr. Pietro Adamo Sampaio Mendes, manifesting in the sense that the nominee incurs in the prohibition of item V of §2 of article 17 of Law No. 13,303/2016, of item X of article 29 of Decree No. 8.945/2016 and of item IX of §2 of article 21 of Petrobras' Bylaws, considering the competencies of the Secretariat of Petroleum, Natural Gas and Biofuels of the Ministry of Mines and Energy established in article 27 of Annex I of Decree No. 11,350/2023, which imply a conflict of interest with theCompany. Board Member Iêda Aparecida de Moura Cagni maintained her position already expressed in the Personnel/Eligibility Committee, according to the Committee's meeting No. 289, dated March 16, 2023, understanding that Mr. Pietro Adamo Sampaiode Moura Cagni is not a member of the Board of Directors. Pietro Adamo Sampaio Mendes is eligible, as she does not foresee any conflict of interests in the concomitant exercise of the nominee's activities as Secretary of Petroleum, Natural Gas and Biofuelsof the Ministry of Mines and Energy and as Chairman of the Board of Directors of Petrobras, therefore not identifying the need for the nominee's dismissal from the referredposition of Secretary of Petroleum, Natural Gas and Biofuels. Members Jônathas Assunção Salvador Nery de Castro and Ricardo Soriano de Alencar followed the position

of Councilor Iêda Aparecida de Moura Cagni for the eligibility of the nominee, adding that the interpretation on item V of §2 of article 17 of Law no. 13,303/2016, item X of article 29 of Decree no. 8.945/2016 and item IX of §2 of article 21 of Petrobras' Bylaws is very broad and subjective, and should be examined on a case-by-case basis, in concrete situations, after the election to the Board, and not placed beforehand, understanding it is hasty to say *a priori* that the nominee will have to defend positions of the Union and not Petrobras, being difficult to imagine this conflict as a rule; that, in fact, considering that the Federal Government is the Controlling Shareholder of Petrobras, in most situations the interests are coincident, with no conflict but symmetry; and finally, as informed by the Legal Department of Petrobras, the Secretary of Petroleum, Natural Gas and Biofuels is not a regulatory body, not applying, therefore, the prohibition relating to the representative of regulatory body contained in item I of paragraph 2 of Article 17 of Law No. 13.303/2016, item I of article 29 of Decree No. 8,945/2016 and item I of §2 of article 21 of Petrobras' Bylaws. The other members of the Board did not participate in the analysis of the nomination of Mr. Pietro Adamo Sampaio Mendes for member and Chairman of the Board of Directors, which was therefore, by majority vote, considered **ineligible** by the Board of Directors of Petrobras. ------ Regarding the nomination of Mr. **SERGIO MACHADO REZENDE** for the Board of Directors of Petrobras, the Board, with the favorable vote of all Board members participating in this deliberation, welcomed and followed the conclusion of the People/Eligibility Committee for the **ineligibility of the** nominee, as per meeting No. 289, of 3/16-2023, of the Committee, since the Company's Legal department informed that the injunction issued by Minister Ricardo Lewandowski, of the Federal Supreme Court, which suppressed portions of article 17 of Law No. 13.303/2016, does not remove the prohibitions contained in Petrobras' Bylaws, which are internal rules of the Company, and the nominee is subject to the prohibition contained in item V of paragraph 2 of article 21 of said Bylaws ("*it is forbidden to nominate, for the managementposition: (.) of a person who has acted, in the last 36 (thirty-six) months, as a participant in the decision-making structure of a political party*"), since, even if he or she has left the decision-making structure of a political party, as the nominee informed that he or she did in March 2023, this dismissal occurred less than 36 months ago. In this sense, the Board pointed out that it recognizes the preliminary suspension of the effects of the provisions

of Law 13,303/2016, however, as analyzed by the Company's Legal Department, the declaration of unconstitutionality does not affect the Company's Bylaws until they are modified by the General Shareholders' Meeting. The Board also noted, for the attention and consideration of the Shareholders, the existence of Direct Unconstitutionality Action No. 7.331 in progress at the Federal Supreme Court, which questions certain prohibitions on the appointment of members of the Boards of Directors and Executive Boards of public companies, mixed-capital companies and their subsidiaries. Participating in the analysis of the nomination of Mr. Sergio Machado Rezende were the Chairman of the Board Gileno Gurjão Barreto, the Councilors Iêda Aparecida de Moura Cagni and Rosangela Buzanelli Torres, and the Councilors Francisco Petros Oliveira Lima Papathanasiadis, Jônathas Assunção Salvador Nery de Castro, Marcelo Mesquita de Siqueira Filho, and Ricardo Soriano de Alencar. ------------------

Rio de Janeiro, March 27, 2023.

João Gonçalves Gabriel
Petrobras General Secretary

PRESENTATION TO SHAREHOLDERS

ITEM IV

ELECTION OF THE CHAIRMAN OF PETROBRAS BOARD OF DIRECTORS

Dear Shareholders,

The election of the Chairman of Petrobras Board of Directors, in accordance with the Company's Bylaws, will be held during the Extraordinary General Meeting ("EGM").

The controlling shareholder appointed Mr. Pietro Adamo Sampaio Mendes as Chairman of the Board of Directors.

Rio de Janeiro, March 27, 2023.

Jean Paul Terra Prates
CEO

ITEM V

PROPOSAL TO ESTABLISH FIVE (5) MEMBERS FOR THE FISCAL COUNCIL

Dear Shareholders,

Article 44 of Petrobras' by-laws establishes that the Fiscal Council, which operates on a permanent basis, will be composed of up to five (5) members and an equal number of alternates. Paragraph 1st of Article 161 of Law 6,404 of December 15, 1976 stipulates that the Fiscal Council shall be composed of at least three (3) and at most five (5) members, and alternates in equal number, shareholders or not, elected by the General Meeting.

Management proposes that the number of five (5) full members and an equal number of alternate members of the Company's Fiscal Council be maintained.

Rio de Janeiro, March 27, 2023.

Jean Paul Terra Prates
CEO

PRESENTATION TO SHAREHOLDERS

ITEM VI

ELECTION OF THE MEMBERS OF THE FISCAL COUNCIL AND THEIR RESPECTIVE SUBSTITUTES

Dear Shareholders,

The election of the Fiscal Council Members and their respective substitutes, following the provisions set forth in the Company's Bylaws and Law 6404 of December 15th, 1976, is a matter for the General Meeting.

In reference to the next General Shareholders' Meeting, Petrobras has received the following names for the composition of the Fiscal Council: Viviane Aparecida da Silva Varga (main), Otávio Ladeira de Medeiros (substitute), Daniel Cabaleiro Saldanha (main), Gustavo Gonçalves Manfrim (substitute), Cristina Bueno Camatta (main), Sidnei Bispo (substitute).

By the minority shareholders, Petrobras received the indications of Michele da Silva Gonsales Torres (main) and Aloisio Macário Ferreira de Souza (substitute). For the preferred shareholders, the candidates João Vicente Silva Machado (main) and Rochana Grossi Freire (substitute) were nominated.

The Petrobras Personnel Committee (COPE), in a meeting held on 03/16/2023, assessed the fulfillment of the requirements and the prohibitions of the nominees for members of the Fiscal Council, pursuant to article 10 of Law No. 13,303/2016 and article 21 of Decree No. 8,945/2016, as amended by Decree No. 11,048/2022, and the Policy for Nomination of Members of Senior Management and the Fiscal Council ("Nomination Policy"), as per the minutes of the Committee meeting available at the Company's address (https://www.investidorpetrobras.com.br/assembleias-e-atas-de-reunioes-do-ca-e-comites/).

Regarding to Ms. Viviane Aparecida da Silva Varga and Mr. Otávio Ladeira de Medeiros, the COPE opined that the nominees meet the necessary requirements set forth in the Company's Bylaws, Law No. 13,303/2016, Decree No. 8,945/2016 and Petrobras' Nomination Policy, as well as do not incur in its prohibitions for them to be elected as Fiscal Councilors.

In compliance with the provisions of Article 21, paragraph 4, of Decree 8,945/2016, as amended by Decree 11,048/2022, the Board of Directors also expressed its opinion on the compliance of the two nominees with the legal, regulatory and statutory requirements and prohibitions in light of the self-declarations and documents submitted by the nominees and the opinion of the Personnel, Eligibility, Succession and Compensation Committee, according to the minutes of the meeting of the Board of Directors held on 03/22/2023, available on the Company's website (https://www.investidorpetrobras.com.br/assembleias-e-atas-de-reunioes-do-ca-e-comites/).

Regarding the nominations of Ms. Viviane Aparecida da Silva Varga for titular Fiscal Councilor and Mr. Otávio Ladeira de Medeiros for Petrobras' Alternate Fiscal Councilor, the Board of Directors, with the favorable vote of all the members of the Board participating in the deliberation, fully accepted and followed the respective analyses and mitigating measures, when applicable, of COPE, as per meeting No. 289, dated March 16, 2023, of the Committee, and therefore these nominations were considered eligible.

The Company's internal governance procedures for analysis of legal, management and integrity requirements, for manifestation of the People Committee and the Board of Directors of the other nominees are in progress, due to lack of time, and will be available at the Company's electronic address https://www.investidorpetrobras.com.br/assembleias-e-atas-de-reunioes-do-ca-e-comites/.

Instructions for the appointment of the Fiscal Council Members are included in the "Verification of Legal Requirements and Prohibitions and Statutory required for the Appointment of Fiscal Council" are available here.

Please find attached the Annex I regarding the data referring to the persons indicated above, following the items 7,3 to 7,6 of the "Formulário de Referência"(Art. 11 of CVM 81 Resolution).

Rio de Janeiro, March 27, 2023.

Jean Paul Terra Prates
CEO

ANNEX I

INFORMATION OF CANDIDATES APPOINTED BY THE CONTROLLING SHAREHOLDER FOR THE FISCAL COUNCIL MEMBER POSITION ON PETROBRAS

Name *CPF (Tax Number)*	*Date of Birth* *Occupation*	*Management Body* *Elective office held*	*Term of Office* *No. of Consecutive Terms*
Cristina Bueno Camatta CPF: 034.750.086-29	11/25/1977 Lawyer	Fiscal Council Member of the Fiscal Council (main)	Until AGM 2024 0
Sidnei Bispo CPF: 949.312.598-04	02/01/1955 Engineer	Fiscal Council Member of the Fiscal Council (substitute)	Until AGM 2024 0
Daniel Cabaleiro Saldanha CPF: 072.210.716-16	03/18/1986 Lawyer	Fiscal Council Member of the Fiscal Council (main)	Until AGM 2024 0
Gustavo Gonçalves Manfrim CPF: 291.397.258-63	12/30/1980 Economist	Fiscal Council Member of the Fiscal Council (substitute)	Until AGM 2024 0
Viviane Aparecida da Silva Varga CPF: 953.009.376-49	02/06/1975 Economist	Fiscal Council Member of the Fiscal Council (main)	Until AGM 2024 0
Otavio Ladeira de Medeiros CPF: 065.675.548-27	03/30/1968 Economist	Fiscal Council Member of the Fiscal Council (substitute)	Until AGM 2024 0

Curriculum summary of the appointed persons:

Cristina Bueno Camatta - Mrs. Cristina Bueno Camatta holds a Law degree from the Federal University of Minas Gerais. She is currently a Federal Police Delegate for the Federal Police Department, Head of the Social Communication Sector of the Regional Superintendence of the Federal Police in Minas Gerais and Deputy Head of the

Regional Representation of Interpol in Minas Gerais. She has experience in the area of Law, with emphasis on Public Law.

Sidnei Bispo - Mr. Sidnei Bispo has a degree in Electronic Engineering from Escola de Engenharia Mauá - SP and a post-graduate degree in Business Administration from FGV-SP; he has a specialization in Strategic Planning and Public Policies from ADESG-USP - Assoc. dos Diplomados da Escola Superior de Guerra/USP. He is a specialist in Electronic Security by MAGAL/Israel, in Telecommunications by FAAP/SP and in Energy Efficiency by CEMIG. He has a specialization in Enterprise Risk Management from the University of Chicago. He has a degree in Administration Councilor and Fiscal Councilor from IBGC- Instituto Brasileiro de Governança Corporativa - SP and FDC - Fundação Dom Cabral - BH. Trained as Judicial Mediator by CNJ of Paraíba. In course, Specialization in Board of Directors by Fundação Getúlio Vargas. Currently holds the position of Engineering Director at Furnas Centrais Elétricas S.A.

Daniel Cabaleiro Saldanha - Mr. Daniel Cabaleiro Saldanha holds a Bachelor's Degree in Law from the Law School of the Federal University of Minas Gerais, having been awarded the Barão do Rio Branco and the Francisco Brant Prizes. He also holds a master's degree and a doctorate in law from the same institution. Attorney for the State of Minas Gerais. He was Undersecretary of Institutional Relations of the Government of the State of Minas Gerais and Chief Prosecutor of the Office of Strategic Demands.

Gustavo Gonçalves Manfrim - Mr. Gustavo Gonçalves Manfrim, graduated in Economics from the School of Economics, Administration and Accounting - USP, FEA/USP, Brazil. He holds a Master's degree in economics and finance from the Federal University of Santa Catarina, UFSC, MBA in finance. - IBMEC Group and Specialization in public policies and government management in the energy sectors at Pontifícia Universidade Católica do Rio de Janeiro, PUC-Rio. He is currently a Special Advisor at the Special Advisory for Economic Affairs of the Ministry of Mines and Energy.

Viviane Aparecida da Silva Varga - Mrs. Viviane Aparecida da Silva Varga holds a PhD in Economics, with experience in public policy financing, fiscal policy and public finance, financial system and finance.
Federal Auditor of Finance and Control at the National Treasury, she has worked in the Public Debt Area since 1995, where she was Risk Manager. In the Fiscal Area, she participated in the structuring of the first Private Guarantee Funds with Federal

Government participation, to provide guarantees for projects and financing of public interest. She structured the Economic, Communication and Legislative Affairs Advisory of the National Treasury, of which she was Head between 2015 and 2020, advising Secretaries on these topics and in the National Monetary Council - CMN. She currently holds the position of Deputy Secretary of the STN/MF.

Otavio Ladeira de Medeiros - Mr. Otavio Ladeira de Medeiros holds a degree in economics from the University of Brasília (1992), with an extension in "The Theory and Operation of a Modern National Economy", from the George Washington University (1999). In addition, he holds an Executive MBA in Finance from the Instituto Brasileiro de Mercado de Capitais (1998), and a master's degree in economics from the University of Brasília (2003). At the Ministry of Finance, National Treasury Secretariat, he served as Deputy Head and Head of the Public Debt Analysis and Planning Division, Coordinator and General Coordinator of Strategic Public Debt Planning and Undersecretary of Planning and Fiscal Statistics. Between 2015 and 2016 he was Secretary of the National Treasury, serving as Deputy Secretary of the National Treasury since 2016. He has diverse experience in board of directors and fiscal councils, including Embraer S.A., Liquigás Distribuidora S.A. and Banco do Brasil S.A.

According to statements by the nominees themselves, the candidates indicated above:

- In the last 5 years, have not been subject to criminal convictions, convictions in administrative proceedings of the CVM or final and unappealable convictions, in the judicial or administrative spheres, that have suspended or disqualified them from practicing professional or commercial activities

- They do not hold marital relationships, common-law marriages or any known relationships according to item 7.5 of the Reference Form.

- In compliance with item 7.6 of the Reference Form, the following relationships of subordination, service rendering or control shall be reported in the last 3 fiscal years between the nominees and:

  a. company controlled, directly or indirectly, by Petrobras: Not applicable

  b. controller of Petrobras:

i. *Ms. Viviane Aparecida da Silva Varga is Deputy Secretary of the STN;*

ii. *Mr. Otavio Ladeira de Medeiros is assistant secretary of the National Treasury;*

iii. *Mr. Gustavo Gonçalves Manfrim is currently a Special Advisor at the Special Advisory for Economic Affairs of the Ministry of Mines and Energy (MME).*

c. supplier, customer, debtor or creditor of Petrobras, its subsidiaries or controlling shareholder of any of these persons:

i. *Mr. Otavio Ladeira de Medeiros informed he has a subordinate relationship with Embraer S.A., since he acts as Fiscal Councilor;*

ii. *Mr. Sidnei Bispo informed that he is the Engineering Director of Furnas Centrais Elétricas S.A.*

The Petrobras Personnel Committee (COPE), in a meeting held on 03/16/2023, evaluated the fulfillment of the requirements and the prohibitions of the nominees for members of the Fiscal Council, pursuant to article 10 of Law 13,303/2016 and article 21 of Decree 8,945/2016, as amended by Decree 11,048/2022, and the Indication Policy for Members of the Senior Management and Fiscal Council ("Indication Policy"), as per the minutes of the Committee meeting available on the Company's electronic address (https://www.investidorpetrobras.com.br/assembleias-e-atas-de-reunioes-do-ca-e-comites/).

With respect to Ms. Viviane Aparecida da Silva Varga and Mr. Otávio Ladeira de Medeiros, the COPE opined that the nominees meet the necessary requirements set forth in the Company's Bylaws, Law No. 13,303/2016, Decree No. 8,945/2016 and Petrobras' Nomination Policy, as well as do not incur in its prohibitions for them to be elected as Fiscal Councilors.

In compliance with the provisions of article 21, §4, of Decree 8,945/2016, as amended by Decree 11,048/2022, the Board of Directors also expressed its opinion on the two nominees' compliance with the legal, regulatory and statutory requirements and

restrictions in light of the self-declarations and documents submitted by the nominees and the opinion of the Personnel, Eligibility, Succession and Remuneration Committee, as per the minutes of the Board of Directors' meeting held on 03/22/2023, available on the Company's website https://www.investidorpetrobras.com.br/assembleias-e-atas-de-reunioes-do-ca-e-comites/.

Regarding the nominations of Ms. Viviane Aparecida da Silva Varga for titular Fiscal Councilor and Mr. Otávio Ladeira de Medeiros for Petrobras' Alternate Fiscal Councilor, the Board of Directors, with the favorable vote of all the members of the Board participating in the deliberation, fully accepted and followed the respective analyses and mitigating measures, when applicable, of COPE, as per meeting No. 289, dated March 16, 2013, of the Committee, and therefore these nominations were considered eligible.

The Company's internal governance procedures for analysis of legal, management and integrity requirements, for manifestation of the People Committee and the Board of Directors of the other nominees are in progress, due to lack of time, and will be available at the Company's address https://www.investidorpetrobras.com.br/assembleias-e-atas-de-reunioes-do-ca-e-comites/.

ANNEX II

INFORMATION OF CANDIDATES APPOINTED BY MINORITIES SHAREHOLDERS FOR THE FISCAL COUNCIL MEMBER POSITION ON PETROBRAS

Name CPF (Tax Number)	Date of Birth Occupation	Management Body Elective office held	Term of Office No. of Consecutive Terms
Michele da Silva Gonsales Torres 324.731.878-00	11/25/1983 Lawyer	Fiscal Council FC member by minority shareholders (main)	Until AGM 2024 2
Aloísio Macário Ferreira de Souza 540.678.557-53	04/10/1960 Accountant	Fiscal Council FC member by minority shareholders (substitute)	Until AGM 2024 0
João Vicente Silva Machado 043.915.559-21	06/08/1983 Lawyer	Fiscal Council FC member by preferred shareholders (main)	Until AGM 2024 0
Rochana Grossi Freire 946.505.600-63	09/04/1978 Journalist	Fiscal Council FC member by preferred shareholders (substitute)	Until AGM 2024 0

Curriculum summary of the appointed persons:

Michele da Silva Gonsales Torres, Mrs. Michele da Silva Gonsales Torres is a lawyer, specialist in Corporate Law, specialist in Compliance by LEC- Legal, Ethics & Compliance, and since 2018 she has been a partner at Alves Ferreira e Mesquita Sociedade de Advogados. She has experience in: Corporate Governance; Compliance; Management of Legal Departments; Risk Assessment and Management; Analysis, Preparation and Management of various contracts; Corporate; Legal strategic planning for business structuring; Structuring of operations involving Equity Investment Funds and real estate developments; Elaboration of legal opinions - Compliance, Corporate Law, Capital Markets. Member of the Compliance Committee

of the Lawyers Institute of SP-IASP. Member of the Compliance Committee of the Brazilian Bar Association-OAB/SP. Member of Cemig's Fiscal Council - 2018/2019 and 2020/2022. Member of the Fiscal Council of Light since 2019. Member of the Fiscal Council of Petrobras since 2021.

Aloísio Macário Ferreira de Souza, Mr. Aloisio Macário Ferreira de Souza holds a Bachelor of Science in Accounting. He holds an MBA in Commercial and Investment Banking Management from the Corporate University of CITIBANK-USA; MBA in Advanced Business Valuation Modeling -LLM Int. Business; and MBA in Supplementary Pension - Coppead I UFRJ. He has certifications from the IBGC-Brazilian Institute of Corporate Governance for acting on Fiscal and Administration Councils. He was Vice President of Human Resources and Information Technology at USIMINAS; Coordinator of the IBGC Rio Chapter; Manager of Corporate Governance and Minority Interest at PREVI; Coordinator at the Division of Analysis and Valuation of Assets at BB-DTVM; Advisor in the International Area of BANCO DO BRASIL; Member of the Board of Directors of GASMIG, USIMINAS and CPFL Energia; Member of the Fiscal Council of ETERNIT, ELETROBRAS and CELESC; and Member of CELESC's Statutory Audit Committee. He is currently a member of the Fiscal Council of BANCO DO BRASIL and NORTE ENERGIA; Member of the Audit Committee of VIVEST; and Member of the Board of Directors of Cia Energética de Minas Gerais - CEMIG.

João Vicente Silva Machado. Mr. João Vicente Silva Machado is a lawyer, graduated in Law from the University of Vale do Itajaí – Univali, since December 2006, with extensive experience in the Judiciary of Santa Catarina, having acted as legal advisor in offices of the First Chamber of Public Law in November from 2007 to February 2012. From March 2012 to February 2014, he served as a Correctional Advisor at the Internal Affairs Office of Justice of Santa Catarina. From March 2014 to October 2015, he was Legal Secretary, head of the Judge's Office of the Third Chamber of Public Law of the TJSC. From November 2015 to February 2017, he was Cabinet Officer, leading position, of the Judge's Office of the Third Chamber of Commercial Law of the TJSC and, since then, he has served as legal advisor in the cabinet of a member of the Fourth Chamber of Public Law of the TJSC. TJSC until July 2020. In July 2020, he held management positions in private companies, in addition to business law, with a focus on Corporate Governance. He has a specialization in Contemporary Civil Procedural Law from the University of Southern Santa Catarina – Unisul, a Corporate Governance course with a diploma issued by FGV Online and training in the Course for Certification of Administrators for Public Companies and Mixed Economy Companies of the State of Santa Catarina - ENA Brazil - School of Government Foundation. He is a member of

the Fiscal Council of CEMIG – Cia Energética de Minas Gerais (2022-2024) and was a member of the Fiscal Council of Eternit S.A. (2020-2022). He was an alternate member of the Fiscal Council of Tecnisa S.A. (2019-2020).

Rochana Grossi Freire. Mrs. Rochana Grossi Freire has a master's degree in Marketing and Strategic Planning. International certification in risk management (ISO 31000 and COSO), risk assessment tools (ISO 31010), Management Systems Audit (ISO 19011), corporate governance in public companies (Law 13,303), Compliance (ISO 19600) and Audit Leader in Anti-Bribery Management Systems – ISO 37001), Audit and Internal Controls (IACM Model). Solid experience in strategic leadership of risk management, governance and compliance, communication, marketing and sales, industrial, agribusiness, health and service and retail, with implementation of processes to manage financial, operational and reputational risks, with implementation of frameworks in governance, internal controls, general data protection law and compliance programs. Strong people management skills committed to the highest ethical standards. In-depth knowledge of global and domestic markets with a focus on corporate and customer strategies. Strong analytical and problem-solving skills applied to profit and market share. Excellent written and verbal communication in English, Portuguese and Spanish.

According to statements by the nominees themselves, the candidates indicated above:

- In the last 5 years, have not been subject to criminal convictions, convictions in administrative proceedings of the CVM or final and unappealable convictions, in the judicial or administrative spheres, that have suspended or disqualified them from practicing professional or commercial activities.

- They do not hold marital relationships, common-law marriages or any known relationships according to item 7.5 of the Reference Form.

- In compliance with item 7.6 of the Reference Form, the candidates informed the following relations of subordination, provision of services or control maintained in the last 03 fiscal years:.

a. supplier, client, debtor or creditor of Petrobras, its subsidiaries, or controller or subsidiaries of any of these persons:

   i. *Mr. Aloísio Macário Ferreira de Souza informed that he has a subordinate relationship with: Banco do Brasil and Norte Energia, since he serves as a Fiscal Councilor and Member of the Board of Directors of Cia Energética de Minas Gerais* - CEMIG.

They meet the independence criteria set forth in the current art. 18, §5 of the Company's Bylaws.

The Company's internal governance procedures for analysis of the legal, management and integrity requirements, for manifestation of the People Committee and the Board of Directors of the nominees are in progress, due to lack of time, and will be available at the Company's electronic address https://www.investidorpetrobras.com.br/assembleias-e-atas-de-reunioes-do-ca-e-comites/ .

PRESENTATION TO SHAREHOLDERS

ITEM VII

ESTABLISHING THE COMPENSATION FOR THE MEMBERS OF THE MANAGEMENT, FISCAL COUNCIL, AND ADVISORY COMMITTEES OF THE BOARD OF DIRECTORS

Dear shareholders,

The setting of the compensation of management, Fiscal Council members, and members of the Board of Directors' Advisory Committees will be approved at an Annual General Meeting.

In accordance with article 13, item I of CVM Resolution 81/22, Petrobras submits for the deliberation of this Meeting the proposal for the compensation of the Managers, the members of the Fiscal Council and the Members of the Statutory Advisory Committees to the Board of Directors as follows:

a) Proposal for the Management's global amount for the period from April 2023 to March 2024 in the amount of up to R$ 54,261,319.21 (fifty-four million, two hundred sixty one thousand, three hundred and nineteen reais and twenty one cents), which is equivalent to an increase of 37.1% in relation to that approved by the 2022 AGM, due mainly to the 43.88% readjustment in the Executive Board's monthly fees, to the increase in the provisioning referring to the Variable Remuneration Programs (PRV) due to the prospect of better results for the company, and to the implementation of the daily allowance and the readjustment of the housing allowance, both for the Executive Board.

It is worth noting that recent compensation surveys show that the total annual compensation in 2022 for the CEO and the Executive Directors are equivalent to 18.19% and 54.85%, respectively, of the market.

Below is the breakdown containing the main points of the proposal:

✓ Application of 43.88% adjustment to the fees of Executive Board members approved by the 2022 AGM, observing salary losses since 2013 in relation to the INPC;

✓ No provision for social charges (INSS and FGTS) in the amount of the AGM 2023, according to the practice already adopted in the AGM 2022 as a result of guidance from Secretariat for Coordination and Governance of State-Owned Companies (SEST) and CVM;

✓ Provision of amount for the 5th installment of the 2018 Variable Remuneration Program (VRP);

✓ Provision of the amount for the deferred portion of the Performance Bonus Program (PPP) for 2021 and the residual value of the PPP 2020 due to the review of the SEST Compliance Indicator (IC-SEST) by SEST;

✓ Provision of the amount for the Performance Bonus Program (PPP) of 2022.

✓ Implementation of an allowance line for the Executive Board, a line originating from the legal regime for public servants, under the terms of CGPAR/ME Resolution no. 39/2022;

✓ Recompositing of the housing allowance for members of the Executive Board.

b) Proposal to set the monthly fees of the members of the Board of Directors and the members of the Fiscal Council at one tenth of the average monthly remuneration of the members of the Executive Board, excluding the amounts related to vacation bonus and benefits. In relation to what was approved by the 2022 AGM, the possibility of supplementary pension payments was added.

c) Proposal to set the monthly fees of the members of the Audit Committee and the Audit Committee of the Conglomerate, being for the President the monthly fee corresponding to 40% of the average monthly remuneration of the members of the Executive Board, excluding the amounts related to paid annual vacation and benefits, and for the other members the monthly fee corresponding to 30% of the average monthly remuneration of the members of the Executive Board, also excluding the amounts related to paid annual vacation and benefits;

d) Proposal to set the monthly fees of the members of the other Board Advisory Committees at a percentage equivalent to 30% of the monthly fee of the member of the Board of Directors, excluding the amounts related to paid annual vacation and benefits. In relation to what was approved by the 2022 AGM, the possibility of supplementary pension payments was added.

It is emphasized that the remuneration of the members of the Fiscal Council and the Board of Directors' Advisory Committees are not part of the overall amount for the

Managers. Regarding the members of the Fiscal Council and the Advisory Committees of the Board of Directors, it is being proposed the provisioning of a complementary social security line for such members.

Pursuant to article 13, II of CVM Resolution 81/22, Petrobras provides in Annex I, available on link, the information related to the remuneration of the Company's managers in the last three fiscal years, and the forecast for the remuneration of the managers, the members of the Fiscal Council and the members of the Advisory Committees of the Board of Directors for the current fiscal year. And, pursuant to item 8 of the Company's Reference Form, in Annex II, available on link.

Rio de Janeiro, March 27, 2023.

Jean Paul Terra Prates
CEO

ANNEX I

8. OFFICERS' COMPENSATION

8.1 Describe the compensation policy or practice for the board of directors, statutory and non-statutory executive board, fiscal council, statutory committees, and audit, risk, financial, and compensation committees, addressing the following aspects

The purpose of the officers' compensation strategy is to attract, encourage, reward, and retain officers to sustainably conduct business, conciliating shareholders' and stakeholders' interests.

The qualitative description of the Company's compensation policy or practice is presented below per management body:

I. Executive Board (EB):

All EB members are statutory.

a. purposes of the compensation policy or practice, informing whether the compensation policy was formally approved, the body responsible for its approval, approval date, and, if the issuer discloses the policy, the websites where the document can be found:

Petrobras' compensation policy was approved by the Board of Directors ("BoD") in April 2020, after analysis by the People Committee ("COPE").

The purposes of the Company's compensation practice are to recognize and reward the EB members taking into consideration their responsibility, time dedicated to the function, professional skills, and reputation, as well as the officers' performance and efforts to achieve the Company's strategies and short-, medium-, and long-term goals.

The amounts practiced are defined based on the Secretariat for Coordination and Governance of State-Owned Companies ("SEST") instructions and approved at the Annual General Meeting ("AGM"), always in line with the current compensation policy.

It is also worth noting that, according to Decree 9,745/19, the SEST is required to issue an opinion on the compensation practices of state-owned companies' officers and instruct the Federal Government's vote in the AGM of such companies.

b. practices and procedures adopted by the BoD to define the individual compensation of the BoD and executive board, indicating:

i. *the issuer's bodies and committees that take part in the decision-making process and how they do so*

The COPE, a body linked to the BoD, analyzes and proposes the compensation policies and mechanisms for the EB and BoD members, according to the Company's strategies and market references. The BoD is responsible for approving the proposals presented by COPE. Finally, the compensation of the EB members is annually approved by the AGM, according to article 152 of Law 6,404, of December 15, 1976 ("Brazilian Corporation Law").

ii. *criteria and methodology used to determine individual compensation, stating whether studies are used to verify market practices and, if so, the criteria for comparison and the scope of these studies*

The individual compensation of the EB members is defined based on the instructions and guidelines established by SEST. The practices adopted by the market in which the Company operates are also taken into consideration, according to the results of compensation surveys developed by specialized consulting firms.

iii. *how often and how the board of directors assesses the adequacy of the issuer's compensation policy*

The compensation of the EB members is annually proposed by COPE to the BoD and defined by the AGM, according to article 152 of Brazilian Corporation Law and under the instructions and guidelines defined by SEST.

c. compensation structure, stating:

i. *description of the variety of items comprised in compensation, covering the following for each one of them:*

- **their purposes and alignment to the issuer's short-, medium-, and long-term interests**

i. Salary or management fees: fixed monthly compensation for the EB members as retribution for the services rendered, including Christmas bonus and remunerated leave (vacation).

ii. Direct and indirect benefits: aim at the quality of life of the EB members, including housing and health care assistance.

iii. Post-employment benefits: possibility of maintenance of the health and private pension plans, under the limits provided for in law.

iv. Termination of office: refers to remunerated quarantined, as provided for in article 28 of Petrobras' Bylaws and Law 12,813, of May 16, 2013 ("Law 12,813/13"), that addresses the conflict of interest in the exercise of position or employment of the Federal Executive Branch and further impediments to the exercise of position or employment as a public employee.

v. Share-based compensation: Petrobras' variable compensation program (Performance Premium Program - "PPP"), aims at compensation for the results achieved, in addition to the motivating character for the fulfillment of strategic goals, focused on meritocracy and in line with other initiatives that the Company has developed to take advantage of and encourage people's potential, aiming at guiding them to obtain greater value generation for the Company and, consequently, for shareholders and society.

PPP is in line with the Company's Strategic Plan and market practices, values meritocracy and efficiency, and is linked to individual performance and the results achieved by the areas, as well as the achievement of the Company's performance metrics.

PPP's regulations provide for the payment of the amount due in five installments:

i. 60% of the value due in cash, exclusively observing the result for the year, thus being in line with the issuer's short-term interest; and

ii. the balance of 40% paid in four annual deferred installments, linked to the value of Petrobras' common shares (PETR3), thus capturing the issuer's interest in the medium and long terms.

It is worth noting that the program regulation provides for the possibility of full payment of the deferred installments in case of dismissal of an EB member.

For further information on the PPP, please refer to item 8.4 – Share-based compensation plan.

- **share in the total compensation in the last three fiscal years**

the table below shows the shares of each item in the total compensation in the fiscal years ended December 31, 2022, 2021, and 2020:

Compensation Structure	*2022*	*2021*	*2020*
Monthly fixed compensation			
Salary or management fees	51.59%	39.75%	55.98%
Direct or indirect benefits	0.89%	1.06%	0.93%
Participation in committees	0.00%	0.00%	0.00%
Others [1]	0.00%	10.10%	14.62%
Variable compensation			
Bonus	0.00%	0.00%	0.00%
Profit sharing	0.00%	0.00%	0.00%
Participation in meetings	0.00%	0.00%	0.00%
Commissions	0.00%	0.00%	0.00%
Others	0.00%	0.00%	0.00%
Post-employment benefits	4.24%	2.99%	4.40%
Termination of office	4.95%	9.35%	2.36%
Share-based compensation [2]	38.34%	36.75%	21.71%
TOTAL	100.00%	100.00%	100.00%

[1] The values in the "Others" field for 2020 and 2021 refer to Severance Indemnity Fund (FGTS) and Social Security (INSS) charges. As of 2022, in compliance with Circular Letter CVM/SEP 01/2021, item 3.4.6, such charges were eliminated.

[2] The percentages included in the field "Share-based compensation" for 2020 and 2021 include long-term variable compensation and respective charges (FGTS/INSS). As of 2022, in compliance with Circular Letter/CVM/SEP 01/2021, item 3.4.6, such charges were eliminated.

- **calculation and adjustment methodology**

i. Salary of management fees: Petrobras annually prepares compensation studies based on the results of compensation surveys developed by a specialized consulting firm to calculate the alignment and competitiveness of the compensation package offered to the EB members concerning the market where the Company operates. Such comparison with the market preferably considers companies with features such as size, number of employees, revenue, sector of activity, and similar business complexity. It also considers the law in effect, and SEST's guidelines, which, between 2016 and 2022, recommended that individual salary was maintained.

ii. Direct and indirect benefits:

o Housing assistance: takes into consideration market practices and SEST's guidelines. It is worth noting that between 2016 and 2022 there was no adjustment.

o Medical care assistance: the calculation and adjustment methodology for medical care assistance offered to the EB members complies with internal and market references, as well as with SEST guidelines.

iii. Post-employment benefits: the private pension amount is limited to 11% of the compensation, based on the age range of each EB member.

iv. Termination of office: payment projection of up to six salaries or management fees in case of termination of EB members in case of quarantine, whose rules and exceptions are provided for in article 28 of Petrobras Bylaws, Law 12,813/13, and Brazilian legislation, and externally evaluated by the Public Ethics Committee - CEP of the Federal Government.

v. Share-based compensation: the calculation of share-based compensation takes into consideration compliance with pre-requirements, amount, and performance indicators approved by the BoD and SEST, while the calculation of the deferred portion takes into consideration the average brokers' projection regarding the value of Petrobras ordinary shares (PETR3) for the end of the current year.

It is worth noting that the portion of the variable compensation (share-based compensation) is fully accounted for in the calculation of total compensation,

observing the possibility of full payment of deferred installments upon dismissal of an EB member, as defined in the program regulation.

For further information on the PPP, refer to item 8.4 – Share-based compensation plan.

- *main performance indicators taken into consideration, including, where applicable, indicators related to ESG matters*

i. Salary or management fees: fixed compensation without a linked indicator.

ii. Direct and indirect benefits: no linked indicator.

iii. Post-employment benefits: no linked indicator.

iv. Share-based compensation: the payment of PPP is due considering compliance with pre-requirements and the achievement of performance goals, divided into:

- *top metrics;*
- *specific goals; and*
- *discretionary evaluation.*

It is worth noting that the top metrics used for the variable compensation consist of items that translate into and quantify the attributes of Petrobras' opinion and explicitly guide the company's main purposes to ensure that activities are in line with the main commitments set out in the plan. It is composed of three metrics, two of which are related to the ESG matter, namely indicators of compliance with the achievement of greenhouse gas goals ("IAGEE") and oil and oil products spills ("VAZO"), committing the entire company to such goals.

The weight of each performance goal varies based on the duties and responsibilities related to the position of an EB member. To calculate such a compensation, EB members are evaluated by the BoD.

According to article 152 of Law 6,404/76, the amount to be paid is limited to 10% of the net income or 100% of the officers' annual fixed compensation, whichever is lower.

For further information on the PPP's performance indicators, refer to item 8.4 – Share-based compensation plan.

ii. reasons that justify the compensation structure

The remuneration structure for the EB members aims at awarding them for the responsibility of their functions and results achieved considering market practices regarding fixed and variable compensation, and benefits package, in addition to the Company's economic and financial results, seeking alignment with the guidelines and rules defined by SEST for state-owned companies.

iii. existence of members not remunerated by the issuer and reasons to do so

Not applicable since all EB members are remunerated by Petrobras.

d. existence of compensation supported by affiliates, subsidiaries, or direct or indirect controlling companies

There is no compensation supported by the Company's affiliates, subsidiaries, or direct or indirect controlling companies.

e. existence of any compensation or benefits subject to the occurrence of certain corporate event, such as the sale of the issuer's shareholding control

There is no compensation or benefit subject to the occurrence of certain corporate events involving the Company.

II. BOARD OF DIRECTORS (BoD):

a. purposes of the compensation policy or practice, informing whether the compensation policy was formally approved, the body responsible for its approval, and, if the issuer discloses the policy, the websites where the document can be found:

The purpose of the Company's compensation practice is to recognize and award the BoD members taking into consideration responsibility, time dedicated to the function, skills, and professional reputation, in line with the guidelines and rules applicable to state-owned companies and as defined by Decree 9,745/19, whereby SEST is required to issue an opinion on the compensation practices of state-owned companies' officers and instruct the Federal Government's vote in the AGM of such companies.

b. practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and executive board, indicating:

i. *issuer's bodies and committees that participate in the decision-making process and how they do so*

The compensation of the BoD members is proposed by COPE and annually defined at the AGM, according to article 152 of Brazilian Corporation Law and Law 9,292/1996.

ii. *criteria and methodology used to determine individual compensation, stating whether studies are used to verify market practices and, if so, the criteria for comparison and the scope of such studies*

The compensation of the BoD members is defined based on article 152 of Law 6,404/1976 and article 1 of Law 9,292/1996, which provide for the monthly compensation due to the members of the BoD and fiscal council ("FC") of the state-owned companies and federal government-owned companies.

iii. *the frequency and the measures taken by the board of directors to assess the adequacy of the issuer's compensation policy*

The compensation of the BoD members is annually proposed by COPE and defined by the AGM, according to article 152 of Brazilian Corporation Law, Law 9.292/1996, and under the instructions and guidelines defined by SEST.

c. compensation structure, stating:

i. *description of the variety of items comprised in compensation, covering the following for each one of them:*

- **their purposes and alignment to the issuer's short-, medium-, and long-term interests**

  i. Salary or management fees: fixed monthly compensation for the board members as retribution for the services rendered.

  i. Post-employment benefits: possibility of maintenance of the private security plan, under the limits provided for in law.

  ii. Termination of office: refers to remunerated quarantine, as provided for in Law 12,813/2013, which addresses the conflict of interest in the exercise of

position or employment of the Federal Executive Branch and further impediments to the exercise of position or employment as a public employee.

- **share in the total compensation in the last three fiscal years**

The table below shows the shares of each item in the total compensation in the fiscal years ended December 31, 2022, 2021, and 2020:

Compensation Structure	*2022*	*2021*	*2020*
Monthly fixed compensation			
Salary or management fees	100.00%	83.33%	83.33%
Direct and indirect benefits	0.00%	0.00%	0.00%
Participation in committees	0.00%	0.00%	0.00%
Others[1]	0.00%	16.67%	16.67%
Variable compensation			
Bonus	0.00%	0.00%	0.00%
Profit sharing	0.00%	0.00%	0.00%
Participation in meetings	0.00%	0.00%	0.00%
Commissions	0.00%	0.00%	0.00%
Others	0.00%	0.00%	0.00%
Post-employment benefits	0.00%	0.00%	0.00%
Termination of office	0.00%	0.00%	0.00%
Share-based compensation	0.00%	0.00%	0.00%
TOTAL	100.00%	100.00%	100.00%

[1] The values in the "Others" field for 2020 and 2021 refer to Severance Indemnity Fund (FGTS) and Social Security (INSS) charges. As of 2022, in compliance with Circular Letter CVM/SEP 01/2021, item 3.4.6, such charges were eliminated.

- **calculation and adjustment methodology**

Law 9,292/1996 establishes that the compensation of BoD members of state-owned companies, such as Petrobras, "shall in no case exceed ten percent of the average monthly compensation of the executive officers of the respective companies".

i. Salary or management fees: the monthly fees of the BoD members correspond to 10% (ten percent) of the average monthly fees received by the EB members.

ii. Post-employment benefits: the contribution to the pension plan is limited to 11% of compensation based on the age range of each BoD member.

iii. Termination of office: payment projection of up to six salaries or management fees in case of termination of BoD members in case of quarantine, whose rules and exceptions are provided for in article 28 of Petrobras' Bylaws, Law 12,813/13, and Brazilian legislation, and evaluated by Petrobras' Ethics Committee.

- **main performance indicators taken into consideration, including, where applicable, indicators related to ESG matters**

Not applicable since the compensation received by the BoD members is fixed with no associated indicator.

ii. reasons that justify the compensation structure

The compensation structure is defined based on Law 9,292/1996.

iii. existence of members not remunerated by the issuer and reasons to do so

One of the BoD members is the Company's CEO and, therefore, his participation is not remunerated as a BoD member.

Furthermore, the BoD members who are part of the Statutory Audit Committee ("SAC") and/or Statutory Audit Committee of the Petrobras Conglomerate ("SACPC") waive the compensation as a BoD member, as established in paragraph 8 of article 38 of Decree 8,945, of December 27, 2016.

d. existence of compensation supported by affiliates, subsidiaries, or direct or indirect controlling companies

There is no compensation supported by the Company's affiliates, subsidiaries, or direct or indirect controlling companies.

e. existence of any compensation or benefits subject to the occurrence of certain corporate event, such as the sale of the issuer's shareholding control

There is no compensation or benefit subject to the occurrence of certain corporate events involving the Company.

III. Fiscal Council (FC):

a. purposes of the compensation policy or practice, informing whether the compensation policy was formally approved, the body responsible for its approval, and, if the issuer discloses the policy, the websites where the document can be found:

The purpose of the Company's compensation practice is to recognize and award FC members taking into consideration their responsibilities, time dedicated to the function, skills, and professional reputation, in line with the guidelines and rules applicable to the federal government-owned companies and as defined by paragraph 3 of article 162 of Law 6,404 and article 1 of Law 9,292/96.

b. practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and executive board, stating:

Not applicable.

c. compensation structure, stating:

i. description of the variety of items comprised in compensation, covering the following for each one of them:

- **their purposes and alignment to the issuer's short-, medium-, and long-term interests**

Salary or management fees: fixed monthly compensation for the FC members as retribution for the services rendered.

- **share in the total compensation in the last three fiscal years**

The table below shows the share of each item in the total compensation in the fiscal years ended December 31, 2022, 2021, and 2020:

Compensation Structure	*2022*	*2021*	*2020*
Monthly fixed compensation			
Salary or management fees	100.00%	83.33%	84.03%
Direct and indirect benefits	0.00%	0.00%	0.00%
Participation in committees	0.00%	0.00%	0.00%
Others[1]	0.00%	16.67%	15.97%
Variable compensation			
Bonus	0.00%	0.00%	0.00%
Profit sharing	0.00%	0.00%	0.00%
Participation in meetings	0.00%	0.00%	0.00%
Commissions	0.00%	0.00%	0.00%
Others	0.00%	0.00%	0.00%
Post-employment benefits	0.00%	0.00%	0.00%
Termination of office	0.00%	0.00%	0.00%
Share-based compensation	0.00%	0.00%	0.00%
TOTAL	100.00%	100.00%	100.00%

[1] The values in the "Others" field for 2020 and 2021 refer to Severance Indemnity Fund (FGTS) and Social Security (INSS) charges. As of 2022, in compliance with Circular Letter CVM/SEP 01/2021, item 3.4.6, such charges were eliminated.

- **calculation and adjustment methodology**

Law 9,292/1996 establishes that the compensation of FC members of state-owned companies, such as the Company, "shall in no case exceed ten percent of the average monthly compensation of the executive officers of the respective companies".

i. Salary or management fees: the monthly fees of the FC members correspond to 10% (ten percent) of the monthly fees received by the EB members. The amounts are approved at the AGM, according to articles 145, 152, and 162 paragraph 3 of Brazilian Corporation Law, and Law 9,292/1996, under the guidelines and instructions established by SEST.

- **main performance indicators taken into consideration, including, where applicable, indicators related to ESG matters**

Not applicable since the compensation received by the FC members is fixed with no associated indicator.

ii. reasons that justify the compensation structure

The structure of the FC compensation is defined at the AGM according to paragraph 3 of article 162 of Law 6,404/76 and article 1 of Law 9,292/96.

iii. existence of members not remunerated by the issuer and reasons to do so

All FC members receive compensation.

d. existence of compensation supported by affiliates, subsidiaries, or direct or indirect controlling companies

There is no compensation supported by the Company's affiliates, subsidiaries, or direct or indirect controlling companies.

e. existence of any compensation or benefits subject to the occurrence of certain corporate event, such as the sale of the issuer's shareholding control

There is no compensation or benefit subject to the occurrence of certain corporate events involving the Company.

IV. Advisory Committees to the Board of Directors:

The Company has six Statutory Advisory Committees linked to the BoD: the Statutory Audit Committee ("SAC"); the Statutory Audit Committee of the Petrobras Conglomerate ("SACPC"); the Safety Committee ("SC"); Health and Environment Committee ("HEC"); People Committee ("PC"); Investment Committee ("IC"); and the Minorities Committee ("MC").

a. purposes of the compensation policy or practice, informing whether the compensation policy was formally approved, the body responsible for its approval, and, if the issuer discloses the policy, the websites where the document can be found:

The purpose of the Company's compensation practice is to recognize and award the members of the Advisory Committees to the BoD, taking into consideration their responsibilities, time dedicated to the function, skills, and professional reputation, in line with the guidelines issued by SEST, according to the amounts approved at AGM.

It is worth to inform that, according to SEST's instructions, the compensation for all Advisory Committee's members shall not be encompassed in global compensation policy approved by AGM.

b. practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and executive board, indicating:

Not applicable.

c. compensation structure, stating:

i. description of the variety of items comprised in compensation, covering the following for each one of them:

- **their purposes and alignment to the issuer's short-, medium-, and long-term interests**

i. Fees: monthly fixed compensation for the members of the Advisory Committees to the Board of Directors.

- **share in the total compensation in the last three fiscal years**

Fees: 100%

- **calculation and adjustment methodology**

The monthly fees of the members of the SAC and SACPC correspond to 40% for the Committee Chair Executive and 30% for other members, of the average monthly compensation of the EB members excluding the amounts related to vacation and benefits, as approved at the AGM and, therefore, are subject to the adjustment of such fees, as already described above.

The monthly fees of the members who participate in the other Advisory Committees to the BoD accounts for 50% of the monthly fees of the BoD members and, therefore, are subject to the adjustment of such fees, as already described above.

- **main performance indicators taken into consideration, including, where applicable, indicators related to ESG matters**

Not applicable since the compensation received is fixed with no associated indicator.

ii. reasons that justify the compensation structure

The compensation structure is defined based on instructions issued by SEST and approved by the AGM.

iii. existence of members not remunerated by the issuer and reasons to do so

The BoD members who participate in Advisory Committees of the BoD (except for SAC and SACPC) are not remunerated for this function.

d. existence of compensation supported by affiliates, subsidiaries, or direct or indirect controlling companies

There is no compensation supported by the Company's affiliates, subsidiaries, or direct or indirect controlling companies.

e. existence of any compensation or benefits subject to the occurrence of certain corporate event, such as the sale of the issuer's shareholding control

There is no compensation or benefit subject to the occurrence of certain corporate events involving the Company.

V. Statutory Technical Committees ("STC"):

Not applicable since the STC members are not remunerated for their participation in the aforementioned Committees.

8.2 Regarding the compensation for the board of directors, statutory executive board, and fiscal council recognized in the result for the last three fiscal years and that estimated for the current fiscal year, prepare a table with the following content:

a. body
b. total number of members
c. number of members remunerated
d. compensation separated into:
i. annual fixed compensation, separated into:
· salary or management fees
· direct and indirect benefits
· compensation for participation in committees
· others
ii. variable compensation, separated into:
· bonus
· profit sharing
· compensation for participation in meetings
· commissions
· others
iii. post-employment benefits
iv. benefits motivated by the termination of office
v. share-based compensation, including options
e. amount, per body, of the compensation of the board of directors, statutory executive board, and fiscal council
f. total compensation of the board of directors, statutory executive board, and fiscal council

Total compensation estimated for the current fiscal year (12/31/2023) - Annual values				
	Board of Directors (BoD)	*Executive Board (EB)*	*Fiscal Council (FC)*	*Total*
Total number of members	11	9	5	25
Total number of members remunerated	11	9	5	25
Annual fixed compensation				
Salary or management fees	2,125,244.85	18,837,397.49	966,020.38	21,928,662.72
Direct and indirect benefits	0.00	2,121,144.57	0.00	2,121,144.57
Participation in committees	0.00	0.00	0.00	0.00
Others	0.00	124,952.76	0.00	124,952.76
Variable compensation				
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	0.00	0.00	0.00
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensation	-	-	-	-
Post-employment	233,776.93	2,812,651.87	86,274.61	3,132,703.42
Termination of office	1,150,328.15	8,687,793.01	522,876.43	10,360,997.59
Share-based compensation (including options)	0.00	16,007,054.19	0.00	16,007,054.19
Notes	• Petrobras' CEO is a member of the EB and BoD. His participation in the BoD is not remunerated. • The BoD members that are part of SAC and SACPG waive their compensation as a BoD member. The estimated compensation does not take into consideration the compensation waiver by any Board member. • Total number of members: corresponds to the annual average number of members calculated every month, with two decimal digits, as specified in Circular Letter/Annual-2023- CVM/SEP. • Number of members remunerated: corresponds to the number of members whose compensations are recognized in the year-end income statement, calculated according to the explanation in "Total number of members". • Salary or management fees: BoD and FC members do not receive any amount related to vacation. • The amounts in the field "Others" refer to the payment of cost assistance as provided in Article 53 of Law 8.112 of December 11, 1990. • Share-based (including options): corresponds to the total of PPP 2022 (cash installment and forecast of possible settlement of deferred installments), in addition to the deferred installments of the variable compensation programs from previous years (2018, 2020, and 2021), net of charges (FGTS and INSS), as recommended by Circular Letter/Annual-2023- CVM/SEP. • The values considered in this table are an expectation for the period between January and December 2023, unlike the global compensation of the officers (EB and BoD) that is defined at the Company's AGM and corresponds to the period between April 2023 and March 2024. For information on the amount approved at the AGM, see item 8.20.			
Total Compensation	3,509,349.93	48,590,993.90	1,575,171.43	53,675,515.25

Total compensation for the fiscal year (12/31/2022) - Annual values				
	Board of Directors (BoD)	Executive Board (EB)	Fiscal Council (FC)	Total
Total number of members	11	9	5	25
Total number of members remunerated	3.83	9	5	17.83
Annual fixed compensation				
Salary or management fees	554,068.09	14,268,105.23	726,823.20	15,548,996.52
Direct and indirect benefits	0.00	245,113.36	0.00	245,113.36
Participation in committees	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Variable compensation				
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	0.00	0.00	0.00
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Description of other variable compensation	-	-	-	-
Post-employment	0.00	1,179,049.18	0.00	1,179,049.18
Termination of office	0.00	1,367,773.98	0.00	1,367,773.98
Share-based compensation (including options)	0.00	10,603,652.95	0.00	10,603,652.95
Notes	• Petrobras' CEO is a member of the EB and BoD. His participation is BoD is not remunerated. • The SAC and SACPG members waived their BoD remuneration. • Total number of members: corresponds to the annual average number of members calculated every month, with two decimal digits, as specified in Circular Letter/Annual-2023- CVM/SEP. • Number of members remunerated: corresponds to the number of members whose compensations are recognized in the year-end income statement, calculated according to the explanation in "Total number of members". • Salary or management fees: BoD and CF members do not receive any amount related to vacation. • Share-based compensation (including options): (a) for members who fully participated in 2022: cash payment of PPP 2021; (b) for members who left the Company in 2022: settlement of the deferred installments of PPP 2019 and 2020, and settlement of PPP 2021 (cash and deferred installments); and (c) for former members who did not work at the Company in 2022: fourth installment of Variable Compensation Plan ("VCP") 2018.			
Total Compensation	554,068.09	27,663,694.70	726,823.20	28,944,585.99

Total compensation for the fiscal year (12/31/2021) - Annual values				
	Board of Directors (BoD)	Executive Board (EB)	Fiscal Council (FC)	Total
Total number of members	10.58	9.00	5.17	24.75
Total number of members remunerated	4.50	9.00	5.17	18.67
Annual fixed compensation				
Salary or management fees	637,585.45	14,093,229.71	707,845.04	15,438,660.20
Direct and indirect benefits	0.00	377,100.11	0.00	377,100.11
Participation in committees	0.00	0.00	0.00	0.00
Other	127,517.09	3,581,864.43	141,569.01	3,850,950.53
Description of other fixed compensation	The values in the "Others" field refer to Social Security (INSS) charges.	The values in the "Others" field refer to Severance Indemnity Fund (FGTS) and Social Security (INSS) charges.	The values in the "Others" field refer to Social Security (INSS) charges.	-
Variable compensation				
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	0.00	0.00	0.00
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Description of other variable compensation	-	-	-	-
Post-employment	0.00	1,059,726.54	0.00	1,059,726.54
Termination of office	0.00	3,313,793.67	0.00	3,313,793.67
Share-based compensation (including options)	0.00	13,031,090.74	0.00	13,031,090.74
Notes	• Petrobras' CEO is a member of the EB and BoD. His participation is BoD is not remunerated. • The SAC and SACPG members waived their BoD remuneration. • Total number of members: corresponds to the annual average number of members calculated every month, with two decimal digits, as specified in Circular Letter/Annual-2022- CVM/SEP. • Number of members remunerated: corresponds to the number of members whose compensations are recorded in the year-end income statement, calculated according to the explanation in "Total number of members". • Salary or management fees: BoD and CF members do not receive any amount related to vacation. • Share-based compensation (including options): (a) for members who fully participated in 2021: cash payment of PPP 2020; (b) for members who left the Company in 2021: settlement of the deferred installments of PPP 2019, and settlement of PPP 2020 (cash and deferred installments); and (c) for former members who did not work at the Company in 2021: third installment of VCP 2018.			
Total compensation	765,102.54	35,456,805.20	849,414.05	37,071,321.79

Total compensation for the fiscal year (12/31/2020) - Annual values				
	Board of Directors (BoD)	Statutory Executive Board (SEB)	Fiscal Council (FC)	Total
Total number of members	10.00	9.00	5.00	24.00
Total number of members remunerated	4.42	9.00	5.00	18.42
Annual fixed compensation				
Salary or management fees	654,140.88	13,796,160.29	726,823.20	15,177,124.37
Direct and indirect benefits	0.00	229,227.96	0.00	229,227.96
Participation in committees	0.00	0.00	0.00	0.00
Other	130,828.18	3,602,177.41	138,096.41	3,871,102.00
Description of other fixed compensation	The values in the "Others" field refer to Social Security (INSS) charges.	The values in the "Others" field refer to Severance Indemnity Fund (FGTS) and Social Security (INSS) charges.	The values in the "Others" field refer to Social Security (INSS) charges.	
Variable compensation				
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	0.00	0.00	0.00
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Description of other variable compensation	-	-	-	-
Post-employment	0.00	1,085,111.78	0.00	1,085,111.78
Termination of office	0.00	581,952.58	0.00	581,952.58
Share-based compensation (including options)	0.00	5,351,799.71	0.00	5,351,799.71
Notes	• Petrobras' CEO is a member of the EB and BoD. His participation is BoD is not remunerated. • The SAC and SACPG members waived their BoD remuneration. • The number of members and the number of remunerated members were calculated according to the form specified in the Circular Letter/Annual-2021- CVM/SEP. • Salary or management fees: BoD and CF members do not receive any amount related to vacation. • The values in the field "Share-based compensation (including options)" refer to the cash installment of the PPP 2019 and the second installment of VCP 2018, and respective charges.			
Total compensation	784,969.06	24,646,429.73	864,919.61	26,296,318.40

8.3 Regarding the variable compensation for the board of directors, statutory executive board, and fiscal council for the last three fiscal years and that estimated for the current fiscal year, prepare a table with the following content:

a. body
b. total number of members
c. number of members remunerated
d. regarding the bonus:
i. minimum amount provided for in the compensation plan
ii. maximum amount provided for in the compensation plan
iii. amount provided for in the compensation plan, should the established goals be achieved
iv. amount actually recognized in the year-end income statement for the last three fiscal years
e. regarding profit sharing:
i. minimum amount provided for in the compensation plan
ii. maximum amount provided for in the compensation plan
iii. amount provided for in the compensation plan, should the established goals be achieved
iv. amount actually recognized in the year-end income statement for the last three fiscal years

Due to the characteristics of the variable compensation program for the members of the Company's EB, the information regarding minimum and maximum values foreseen and recognized is reported in item 8.4 – Share-based compensation plan.

8.4 Regarding the share-based compensation plan of the board of directors and statutory executive board, effective in the last fiscal year and expected for the current fiscal year, describe:

a. terms and general conditions
b. approval date and responsible body
c. maximum number of shares
d. maximum number of options to be granted
e. share acquisition conditions
f. criteria to establish the acquisition or exercise price
g. criteria to establish the acquisition or exercise term
h. form of settlement
i. restrictions to share transfer

j. criteria and events that, when observed, will lead to the suspension, change, or extinction of the plan

k. effects of an officer leaving the issuer's bodies on his/her rights provided for in the share-based compensation plan

Performance Premium Program – (PPP)

The Performance Premium Program ("PPP" or "Program") consists of a variable compensation program for all employees. In line with Petrobras' Strategic Plan, the purpose of the PPP is to value meritocracy and provide the Company with increased agility in a scenario where more efficiency and alignment with the best management practices are pursued.

As annually approved by the BoD and SEST, and disclosed to stakeholders, the payment of variable compensation (PPP) for the EB members, non-extensive to the BoD members, is deferred, over five years, and the values are referenced by the market price of the Company's shares without, however, including the granting of Petrobras' stock options, and carried out as follows: 60% of the Program value is paid in a lump sum and the remaining 40% paid in four annual deferred installments, the amount of which will be symbolically converted into the corresponding number of Petrobras' common shares (PETR3), using as base value the weighted average of the last 60 trading sessions of the Program's reference year. The CEO or Executive Officer may exercise their right to receive the deferred installments after compliance with the defined grace periods, upon request.

The value of each installment payable corresponds to the conversion of the symbolic shares into cash value by the quotation of the weighted average of Petrobras' common shares (PETR3) of the last 20 trading sessions before the date of request.

It is worth noting that the program regulation provides for the possibility of full payment of the deferred installments in case of dismissal of an EB member.

The payment of PPP is due considering compliance with the following pre-requirements:

i. presentation of net income; and
ii. declaration and payment of dividends to shareholders. According to article 152 of Brazilian Corporation Law, the amount to be paid is limited to 10% of the net income or 100% of the officers' annual fixed compensation, whichever is lower.

The amounts are calculated based on performance indicators negotiated with SEST, such as:

i. top metrics: Delta EVA (Economic Value Added - measures economic profit in a specific period less the cost of capital invested of its operating profit), and two measures associated to environment, social and governance ("ESG") factors: IAGEE (monitors Petrobras' performance regarding compliance with the Greenhouse Emission Intensity Goals) and VAZO (total volume of oil spills with a volume of more than one barrel and that reached water bodies or unsealed soil);
ii. the scores of the specific metrics of the scorecards of the organizational unities under its responsibility (represented by specific indicators and strategic initiatives that includes ESG factors); and
iii. discretionary evaluation by the immediate superior according to the profile and performance of each EB member. To calculate the variable compensation, EB members are evaluated by the BoD.

According to the table below, regarding PPP 2022, the weight of indicators per group varies based on the duties and responsibilities related to the positions held. The higher the hierarchical level, the greater the weight of the top metrics, reflecting the higher level of the officer's responsibility regarding the metrics in his/her area and Petrobras' performance metrics.

Furthermore, the year-end income statement of each indicator (Top Metrics, Specific Metrics, and Discretionary Metrics) will correspond to a score of 1 (MINIMUM) to 5 (CEILING) in the Achievement Scale, in which a score of 3 (TARGET) represents the expected result, i.e. the achievement of 100% of the target.

With the scores from 1 to 5 established for each indicator, the average is calculated taking into consideration the weight of each indicator, determined by the position held.

This result (between 1 and 5) will correspond to a Compensation Number paid as a bonus. The minimum and maximum numbers of compensation depend on the position held, as indicated in the table.

Functions	Weight of indicators per group						Achievement Scale		
	Top Metrics				Specific Metrics**	Discretionary/ Individual	1 MINIMUM (20%)	3 TARGET (100%)	5 CEILING (130%)
	Rate	EVA*	IAGEE*	VAZO*			Number of Compensations		
CEO	85%	65%	15%	5%	IG-SEST: 5% IC-SEST: 5%	5%	2.0	10.0	13.0
Executive Officer	60%	40%	15%	5%	SC: 25% IG-SEST: 5% IC-SEST: 5%	5%	1.8	9.0	11.7

* EVA = Delta EVA Petrobras
IAGEE = Achievement Indicator of Greenhouse Emission Intensity Goals
VAZO = Spilled Volume of Oil and Derivatives
** IG-SEST = SEST Governance Indicator
IC-SEST = SEST Compliance Indicator
SEST compliance indicators (IG-SEST and IC-SEST) evaluate compliance by Petrobras and its equity interest regarding the adherence and performance of the governance quality of the federal government-owned companies, according to requirements of Law 13,303, of June 30, 2016.

The table below demonstrates the information on minimum, maximum, expected and actually recognized values of the PPP for ED members. The values are directly associated with the level of achievement of the target on the scale and the remuneration of the members, as explained in the table above.

It is worth clarifying that the amounts forecast for the last three fiscal years and the current (forecast) fiscal year are always the same, because during this period there was no change in the Program's practices, nor in the value of the fixed remuneration of the DE members. On the other hand, the amount actually recognized may vary over the years and not be in line with the forecast, due to the impossibility of foreseeing the permanence or exit of members, resulting in different payment schedules at sight and deferred of the Programs, as explained in the "Note" field below.

	2023 (forecast)	2022	2021	2020
Total Number of members	9.00	9.00	9.00	9.00
Number of remunerated members	9.00	9.00	9.00	9.00
Minimum amount provided for in the compensation plan	1,834,818.67	1,834,818.67	1,834,818.67	1,834,818.67
Maximum amount provided for in the compensation plan	11,926,321.37	11,926,321.37	11,926,321.37	11,926,321.37
Amount foreseen in the compensation plan, in case the established goals are reached	9,174,093.36	9,174,093.36	9,174,093.36	9,174,093.36
Amount actually recognized in the result	N/A	10,603,652.95	13,031.090,74	5,351,799.71
Note (as informed in item 8.2)	The amount of compensation that will be recognized and paid in 2023 has not yet been determined.	the amount effectively recognized and paid in 2022 refers to the payment as follows: (a) for members who have fully performed in 2022: payment of the cash installment of PPP 2021; (b) for members who left the Company during 2022: payment of the deferred installments of PPP 2019 and 2020 and payment of PPP 2021 (cash and deferred installments); and (c) for former members who have not performed in the Company in 2022: fourth installment of PPP 2018.	the amount effectively recognized and paid in 2021 refers to the payment as follows: (a) for members who have fully performed in 2021: payment of the 2020 PPP cash installment; (b) for members who left the Company during 2021: payment of the deferred installments of the 2019 PPP and payment of the 2020 PPP (cash and deferred installments); and (c) for former members who have not performed in the Company in 2021: third installment of the 2018 VRP.	the amount actually recognized and paid in 2020 refers to the payment as follows: payment of the cash installment of the 2019 PPP and second installment of the 2018 PRV and its respective charges.

8.5 Regarding the share-based compensation in the form of stock options for the board of directors and statutory executive board recognized in the result for the last three fiscal years and that estimated for the current fiscal year, prepare a table with the following content:

a. body
b. total number of members
c. total number of members remunerated
d. weighted average exercise price for each option category:
    i. opened in the beginning of fiscal year;
    ii. lost and expired during fiscal year;
    iii. exercised during fiscal year;
e. potential dilution in case of exercising all opened options.

Not applicable since the Company's compensation plan does not include the granting of stock options.

8.6 Regarding each grant of stock options for the board of directors and statutory executive board carried out in the last three fiscal years and that estimated for the current fiscal year, prepare a table with the following content:

a. body
b. total number of members
c. total number of members remunerated
d. grant date
e. quantity of options granted
f. deadline for options to become exercisable
g. maximum deadline for exercising the options
h. deadline to block transferring stocks received due to options exercised
i. options fair value at grant date
j. quantity of stocks granted multiplied by the options fair value at grant date

Not applicable since the Company's compensation plan does not include the granting of stock options.

8.7 Regarding the outstanding options of the board of directors and statutory executive board at the end of the last fiscal year, prepare a table with the following content:

Not applicable since the Company's compensation plan does not include the delivery of options.

8.8 Regarding the exercised options related to the share-based compensation of the board of directors and statutory executive board in the last three fiscal years, prepare a table with the following content:

a. body
b. total number of members
c. total number of members remunerated
d. number of shares
e. weighted average exercise price
f. stock market weighted average price related to options exercised
g. total options exercised multiplied by the difference between weighted average exercise price and stock market weighted average price related to options exercised

Not applicable since the Company's variable compensation plan does not include the delivery of options.

8.9 Regarding the share-based compensation in the form of shares to be directly delivered to beneficiaries for the board of directors and statutory executive board recognized in the result for the last three fiscal years and that estimated for the current fiscal year, prepare a table with the following content:

a. body
b. total number of members
c. total number of members remunerated
d. potential dilution in case of granting all shares to beneficiaries.

Not applicable since the Company's variable compensation plan does not include the delivery of shares to beneficiaries.

8.10 Regarding each granting of shares for the board of directors and statutory executive board carried out in the last three fiscal years and that estimated for the current fiscal year, prepare a table with the following content:

a. body
b. total number of members
c. total number of members remunerated
d. grant date
e. quantity of options granted
f. final deadline to grant the shares
g. deadline to block shares transferring
h. shares fair value at grant date
i. quantity of stocks granted multiplied by the options fair value at grant date

Not applicable since the Company's compensation plan does not include the granting of shares to beneficiaries.

8.11 Regarding shares delivered related to the share-based compensation of the board of directors and the statutory executive board in the last three fiscal years, prepare a table with the following content:

a. body
b. total number of members
c. total number of members remunerated
d. number of shares
e. weighted average acquisition price
f. stock market weighted average price related to shares obtained
g. total shares obtained multiplied by the difference between weighted average acquisition price and stock market weighted average price related to shares obtained

Not applicable since the Company's variable compensation plan does not include the delivery of shares.

8.12 Summarized description of the information required to understand the data disclosed in items 8.5 to 8.11, such as the explanation of the pricing method of the value of shares and options, indicating, at least:

a. pricing model

b. data and assumptions used in the pricing model, including the weighted average price of shares, exercise price, expected volatility, the life of the option, expected dividends, and risk-free interest rate

c. method and assumptions used to incorporate the expected effects of early exercise

d. form to determine expected volatility

e. if any other option characteristic was incorporated into the measurement of its fair value

The Company clarifies that the value paid (or expected to be paid) in the Company's PPP was considered, once the Company does not have stock option plans.

According to item 8.4, the balance of 40% of the program is paid in four annual deferred installments and the amount is symbolically converted into the corresponding number of Petrobras' common shares (PETR3) considering the average price of shares weighted by the volume traded, referring to the last 60 trading sessions of the year that precedes the award date. The CEO or Executive Officer may exercise their right to receive the deferred installments after compliance with the defined grace periods, upon request.

The value of each installment payable corresponds to the conversion of the symbolic shares into cash value by the quotation of the weighted average of Petrobras' common shares (PETR3) of the last 20 trading sessions before the date of request.

8.13 Inform the number of shares, quotas, and other securities convertible into shares or quotas, issued, in Brazil or abroad, by the issuer, its direct or indirect controlling companies, subsidiaries, or joint ventures, held by members of the board of directors, statutory executive board, or fiscal council, grouped per body:

Securities issued by the Company in 12/31/2022

Executive Board (EB)	
Instrument	***Quantity***
FGTS Quota	2,680
Investment Fund Quota	0
Common Shares	0
Preferred Shares	87,819
Debentures	236

Board of Directors (BoD)*	
Instrument	***Quantity***
FGTS Quota	0
Investment Fund Quota	0
Common Shares	172,547,842
Preferred Shares	147

*Fiscal Council** (FC)*	
Instrument	***Quantity***
FGTS Quota	0
Investment Fund Quota	0
Common Shares	0
Preferred Shares	0

(*) Does not include the position held by external members of Advisory Committees to the BoD.
(**) Includes the position held by alternates.

At the reporting date of the last fiscal year, the members of the BoD, SEB, and FC did not hold, directly or indirectly, shares or quotas, in Brazil or abroad, or other securities convertible into shares or quotas, issued by the Company, its direct or indirect controlling companies, and/or subsidiaries or joint ventures other than those listed in the tables above.

8.14 Regarding the private pension plans in effect granted to the members of the board of directors and statutory executive officers, provide the following information in the form of a table:

a. body
b. total number of members
c. number of members remunerated
d. name of the plan
e. number of officers that meet the conditions for early retirement
f. conditions for early retirement
g. updated amount of contributions accumulated in the private pension plan until the end of the last fiscal year, deducting the portion related to contributions directly made by the officers
h. total accumulated value of the contributions made during the last fiscal year, deducting the portion related to contributions made directly by the officers
i. if there is the possibility of early redemption and the conditions to do so

	Board of Directors (BoD)	Executive Board (EB)
Total number of members	Not applicable	9.00
Total number of members remunerated	Not applicable	9.00
Name of the plan	Petros 2 and Petros	
Number of officers that meet the conditions for early retirement	Considering that Petrobras' officers are statutory and, consequently, can be removed from office at any moment by a decision of the BoD or AGM, there is no need to consider the number of officers or conditions for early retirement	
Conditions for early retirement	Considering that Petrobras' officers are statutory and, consequently, can be removed from office at any moment by a decision of the BoD or AGM, there is no need to consider the number of officers or conditions for early retirement	
Updated accumulated amount of contributions until the end of the last fiscal year, deducting the portion related to contributions directly made by the officers	Not applicable	R$ 1,652,421.07 (1)
Total accumulated value of the contributions made during the last fiscal year, deducting the portion related to contributions made directly by the officers	Not applicable	R$1,179,049.18 (2)
Early redemption possibility and conditions	Pension plans have specific conditions and rules for early redemption, among which is the possibility of redemption of part of contributions made by the participants. Overall, if the officer wants to redeem, which can only be done upon the termination of his/her relation with the Company, he/she will receive a portion of the balance referring to his/her contribution, and the amounts referring to the Company's contributed values cannot be redeemed.	

(1) Amount corresponding to the sum of contributions made by the sponsor to active participants since they took office, positioned on 12/31/2022.

(2) Amount corresponding to the sum of contributions made by the sponsor on behalf of each of the participants in the year 2022.

8.15 Regarding the board of directors, statutory executive board, and fiscal council indicate, in a table format, for the last three fiscal years:

a. body

b. total number of members

c. number of members remunerated

d. value of the highest individual remuneration

e. value of the lowest individual compensation

f. average individual compensation amount (total compensation divided by the number of members remunerated)

	Executive Board (EB)			Board of Directors (BoD)			Fiscal Council (FC)		
	12/31/2022	12/31/2021	12/31/2020	12/31/2022	12/31/2021	12/31/2020	12/31/2022	12/31/2021	12/31/2020
Number of members	9.00	9.00	9.00	11.00	10.58	10.00	5.00	5.17	5.00
Total number of members remunerated	9.00	9.00	9.00	3.83	4.50	4.42	5.00	5.17	5.00
Value of the highest compensation (R$)	2,295,729.68	3,079,232.01	2,937,733.28	145,364.64	174,437.57	174,437.57	145,364.64	174,437.57	174,437.57
Value of the lowest compensation (R$)	1,691,555.66	3,034,506.31	2,166,779.72	145,364.64	174,437.57	174,437.57	145,364.64	174,437.57	174,437.57
Average remuneration value (R$)	3,073,743.86	3,939,645.02	2,738,492.19	144,539.50	170,022.79	177,728.84	145,364.64	164,402.72	172,983.92

Notes

Statutory Executive Board (EB)	
12/31/2022	• The amounts were calculated and disclosed based on Circular Letter /Annual-2023- CVM/SEP that provides for the following information: • Number of members: corresponds to the annual average number of members calculated every month, with two decimal digits. • Number of members remunerated: corresponds to the number of members whose compensations are recognized in the year-end income statement, calculated according to the explanation in "Total number of members" above. • Value of the highest compensation: considers all compensation amounts recognized in the year-end income statement, with no exception. The member with the highest individual compensation held office during the 12 months of the fiscal year. • Value of the lowest compensation: excludes the compensation of members who held office for less than 12 months. • Average compensation value: corresponds to the total value of the annual remuneration of the body divided by the number of remunerated members. The average value is higher than the highest remuneration value because the total remuneration value includes amounts related to the payment of deferred installments of the variable remuneration programs and termination of office, referring to members and former members of the EB; which stands for the fact that the average amount is higher than the highest compensation amount. See item 8.20 for further details..
12/31/2021	• The amounts were calculated and disclosed based on Circular/Annual Official Letter-2022- CVM/SEP that provides for the following information: • Number of members: corresponds to the annual average number of members calculated every month, with two decimal digits. • Number of members remunerated: corresponds to the number of members whose compensations recognized in the year-end income statement, calculated according to the explanation in "Total number of members". • Value of the highest compensation: considers all compensation amounts recorded in the recognized in the year-end income statement, with no exception. The member with the highest individual compensation held office during the 12 months of the fiscal year.

	• Value of the lowest compensation: excludes the compensation of members who held office for less than 12 months. The amount was calculated by excluding members from the body. • Average compensation value: corresponds to the total annual compensation of the body divided by the number of members remunerated. The average value is higher than the highest compensation because the total compensation value includes amounts related to the payment of deferred installments of the variable compensation programs and the termination of office of members and former members of the EB.
12/31/2020	• The number of members and remunerated members of each body was calculated as specified in Circular Letter/Annual-2022-CVM/SEP • Lowest compensation amount: excludes members who held office for less than 12 months. • Highest compensation amount, consideres all remunerations recognized in the year-end income statement., and the member with the highest individual compensation held office during the 12 (twelve) months of the fiscal year. • Average compensation amount: corresponds to the total annual remuneration of the body divided by the number of members remunerated. The total compensation amount considers all remuneration paid, without excluding the compensations of members who held office for less than 12 months.

Board of Directors (BoD)	
12/31/2022	• The amounts were calculated and disclosed based on Circular Letter /Annual-2023- CVM/SEP that provides for the following information: • Number of members: corresponds to the annual average number of members calculated every month, with two decimal digits. • Number of members remunerated: corresponds to the number of members whose compensations are recognized in the year-end income statement, calculated according to the explanation in "Total number of members" above. The amount has been defined considering members exclusion. • Value of the highest compensation: considers all compensation amounts recognized in the year-end income statement, with no exception. The member with the highest individual compensation held office during the 12 months of the fiscal year. • Value of the lowest compensation: excludes the compensation of all members who held office for less than 12 months. The amount has been defined considering members exclusion. • Average compensation value: corresponds to the total annual compensation of the body divided by the number of members remunerated. The total compensation amount considers all remuneration paid without ruling out compensation of those members that was part of the BoD for less than 12 months; which stands for the fact that the average amount is lower than the lowest compensation amount.
12/31/2021	• The amounts were calculated and disclosed based on Circular/Annual Official Letter-2022- CVM/SEP that provides for the following information: • Number of members: corresponds to the annual average number of members calculated every month, with two decimal digits. • Number of members remunerated: corresponds to the number of members whose compensations are recognized in the year-end-income statement, calculated according to the explanation in "Total number of members" above. • Value of the highest compensation: considers all compensation amounts recognized income statement, with no exception. The member with the highest individual compensation held office during the 12 months of the fiscal year. • Value of the lowest compensation: excludes the compensation of members who held office for less than 12 months. The amount was calculated by excluding members from the body. • Average compensation value: corresponds to the total annual compensation of the body divided by the number of members remunerated. The total compensation amount considers all compensations paid, without excluding the compensations of members who held office for less than 12 months, reason why the average value is lower than the value of the lowest compensation.
12/31/2020	• The number of members and number of compensated members was calculated as specified in Circular Letter/Annual-2022-CVM/SEP. • Lowest compensation amount: excludes the members who held office for less than 12 (twelve) months. • Highest compensation amount: consideres all compensations recognized in the year-end income statement, with no exclusions. The member with the highest individual compensation held office during the 12 (twelve) months of the fiscal year. • Average compensation amount: corresponds to the total annual compensation of the BoD divided by the number of members remunerated, The average amount is higher than the highest compensation amount, because includes amounts related to the termination of office referring to former members of the Company.

Fiscal Council (FC)	
12/31/2022	• The amounts were calculated and disclosed based on Circular/Annual Official Letter-2023- CVM/SEP that provides for the following information: • Number of members: corresponds to the annual average number of members calculated every month, with two decimal digits. • Number of members remunerated: corresponds to the number of members whose compensations recognized in the year-end income statement, calculated according to the explanation in "Total number of members" above. • Highest compensation amount: considers all compensation amounts recognized in the year-end income statement, with no exception. The member with the highest individual compensation held office during the 12 months of the fiscal year. • Lowest compensation amount: excludes the compensation of members who held office for less than 12 months. The amount was calculated by excluding members from the body. • Average compensation amount: corresponds to the total annual compensation of the body divided by the number of members remunerated. The total compensation amount considers all compensations paid, without excluding the compensations of members who held office for less than 12 months.
12/31/2021	• The amounts were calculated and disclosed based on Circular/Annual Official Letter-2022- CVM/SEP that provides for the following information: • Number of members: corresponds to the annual average number of members calculated every month, with two decimal digits. • Number of members remunerated: corresponds to the number of members whose compensations has been recognized in the year-end income statement, calculated according to the explanation in "Total number of members" above. • Highest compensation amount: considers all compensation amounts recognized in the year-end income statement, with no exception. The member with the highest individual compensation held office during the 12 months of the fiscal year. • Lowest compensation amount: excludes the compensation of members who held office for less than 12 months. The amount was calculated by excluding members from the body. • Average compensation amount: corresponds to the total annual compensation of the body divided by the number of members remunerated. The total compensation amount considers all remuneration paid, without excluding the compensations of members who held office for less than 12 months, reason why the average value is lower than the value of the lowest compensation.
12/31/2020	• The number of members and number of compensated members of each body was calculated as specified in Circular Letter/Annual-2022- CVM/SEP • Lowest compensation amount: excludes members who held office for less than 12 months. • Highest compensation amount: considers all compensations recognized in the year-end income statement, with no exclusions. The member with the highest individual compensation held office during the 12 months of the fiscal year. • Average compensation value: corresponds to the total annual compensation of the body divided by the number of members remunerated. The total compensation amount considers all remuneration paid, without excluding the compensations of members who held office for less than 12 months, reason why the average value is lower than the value of the lowest compensation.

8.16 Describe the contractual arrangements, insurance policies, or other instruments that structure compensation of indemnification mechanisms for the officers in case of removal from office or retirement, indicating the financial consequences for the issuer:

Until the moment, there were no contractual arrangements or insurance policies for the Company's officers in case of removal from office or retirement.

Article 28 of the Company's Bylaws provides for the figure of quarantine, as provided for in Law 12,813/2013, which addresses the conflict of interest in the exercise of the office or employment of the Federal Executive Branch and further impediments to the exercise of position as a public employee. Quarantine payment is subject to manifestation, on a

case-by-case basis, of the Public Ethics Committee, under the legislation in force, to the members of Petrobras' EB and Ethics Committee to the members of the BoD and FC.

Remunerated quarantine corresponds to the payment of the officers' monthly fees for up to six months after the termination date.

8.17 Regarding the last three fiscal years and the foreseen for the current fiscal year, indicate the percentage of the total compensation of each body recognized in the issuer's result referring to members of the board of directors, statutory executive board, or fiscal council that are related parties to the controlling companies, direct or indirect, as defined by the accounting rules that address the matter:

Regarding the last three fiscal years and the expectation for the current fiscal year, there is no percentage of the total compensation of each body recognized in the issuer's year-end income statement referring to members of the BoD, SEB, or FC that are related parties to the controlling companies, direct or indirect, as defined by the accounting rules that address the matter.

8.18 Regarding the last three fiscal years and the foreseen for the current fiscal year, indicate the amounts recorded in the issuer's result as compensation of the members of the board of directors, statutory executive board, or fiscal council, grouped per body, for any reason other than the position held, such as commissions and consulting and advisory services provided:

There was no compensation payment in the last three fiscal years, and there is no expectation for such a payment in the current year, for members of the BoD, EB, or FC for any reason other than the office held.

8.19 Regarding the last three fiscal years and the foreseen for the current fiscal year, indicate the amounts recorded in the result of the issuer's controlling companies, direct or indirect, joint ventures, and subsidiaries, as well as compensation for members of the board of directors, statutory executive board, or fiscal council of the issuer, grouped per body, specifying why such amounts were attributed to such individuals:

Regarding the last three fiscal years and the forecast for the current fiscal year, there are no amounts recognized in the year-end income statement of the Company's controlling companies, direct or indirect, joint ventures, and subsidiaries, as compensation for members of the BoD, EB, or FC, even if not related to the office held at the Company.

8.20 Provide other information deemed relevant by the issuer

a) Additional information to item 8.2

The AGM to be held on April 27, 2023 ("2023 ASM"), will resolve on the global compensation of the officers (EB and BoD) for the period between April 2023 and March 2024.

It is worth noting that compensation amounts referring to the 2023 forecast informed in item 8.2 corresponds to the period between January and December 2023, therefore, not relating to the amounts to be approved at the 2023 AGM, which correspond to the period between April 2023 and March 2024.

Compared to the amount approved by the AGM of April 13, 2022, for the period between April 2022 and March 2023, the amount to be presented for approval at the 2023 AGM represents an increase of 37.1%.

The proposed comparison is presented in the table below:

GLOBAL AMOUNT FOR ALL EXECUTIVES (BoD and SEB)				
Bodies	*Approved AGM 2022 (Apr/22 – Mar/23)*	*Total AGM 2023 (Apr/23 – Mar/24)*	*Diference*	*Variation*
EB	R$ 37,009,673	R$ 50,557,263	R$ 13,547,590	36,6%
BoD	R$ 2,574,407	R$ 3,704,057	1,129,650	43,9%
TOTAL EXECUTIVES (BoD + EB)	R$ 39,584,080	R$ 54,261,319	14,677,239	37,1%

This increase is justified, mainly, by the adjustment of the Executive Board's monthly salaries and by the increase in the provisioning related to the variable remuneration program, due to the prospect of better results for the Company, which are reflected in the indicators that make up the PPP. Besides this, proposals are being made for the implementation of cost assistance and adjustment of the housing allowance, both for the Executive Board.

b) Additional information to item 8.15

As presented in the "NOTES" field of item 8.15, the maximum, minimum, and average compensation amounts were calculated according to the guidelines of Circular Letter/Annual-2023- CVM/SEP.

- Value of the highest compensation: considers all compensation amounts recorded in the result, with no exception. Accordingly, it considers the total compensation paid to all persons that were members of the Company's EB, BoD, and FC over the fiscal year, having or not remained in office for 12 months. Usually, the member with the highest individual compensation held office during the 12 months of the fiscal year.

- Value of the lowest compensation: excludes the compensation amount of members who held office for less than 12 months.

- Average compensation amount: corresponds to the total compensation amount of the body divided by the number of members remunerated, in which:

(i) Total compensation amount: corresponds to the amount informed in item 8.2, which includes all types of compensation (salaries, variable compensation, termination of office, etc.) paid to all members, including those who left the Company before completing 12 months in office, and former members (did not hold any office over the year) of the Company's EB, BoD, and FC who received some type of compensation over the fiscal year.

(ii) Number of members remunerated: consists on the amount informed in item 8.2 that corresponds to the annual average number of members remunerated, calculated every month, with two decimal digits. Accordingly, the number of members remunerated only considers the number of monthly active members, and the average is limited to the maximum number of remunerated offices per body. The number of former members who received compensation in the year was not taken into consideration.

Due to such an accounting methodology for the maximum, average, and minimum values, Petrobras clarifies that, in some circumstances, the average compensation amount may be higher than the value of the highest compensation, or lower than the value of the lowest compensation.

To exemplify, in 2022, as disclosed in item 8.15, the EB's average compensation is higher than the highest compensation.

In case Petrobras excludes from the calculation of the maximum, average, and minimum compensation the amounts paid to members and former members referring to the termination of office and deferred variable compensation, and consider, to calculate the value of the lowest compensation, the amounts paid to members who held office for less than 12 months, the amounts would be:

	Executive Board			Board of Directors			Fiscal Council		
	31/12/2022	31/12/2021	31/12/2020	31/12/2022	31/12/2021	31/12/2020	31/12/2022	31/12/2021	31/12/2020
Number of members	9	9	9	11	10.58	10	5	5.17	5
Number of remunerated members	9	9	9	3.83	4.5	4.42	5	5.17	5
Highest compensation amount (R$) *	2,295,729.68	3,079,232.01	2,937,733.28	145,364.64	174,437.57	174,437.57	145,364.64	174,437.57	174,437.57
Lowest compensation amount (R$) **	341,660.11	2,688,804.88	2,166,799.72	2,422.74	80,919.65	68,321.38	12,113.72	43,609.39	76,558.72
Average compensation amount (R$) ***	2,174,621.77	2,922,753.19	2,543,121.05	144,539.50	131,433.86	133,638.56	145,364.64	126,757.97	133,832.38

* Highest annual amount paid (paid to a member who held office for the 12 months of the year), excluding installments that refers to termination of office and variable compensation deferred related to former members.

** Lowest annual amount paid (considers the lowest paid compensation while the members were active in their positions during the year, regardless of the time held in office), excluding installments that refers to termination of office and variable compensation deferred related to former members.

*** Total annual amount paid to the members while they were active in their positions during the year divided by the number of positions remunerated, excluding installments that refers to termination of office and variable compensation deferred related to former members.

PETROBRAS

ANNEX II

2. DIRECTORS' COMMENTS

2.1 The directors shall comment on:

The comments of the directors included in this item 2.1, except when expressly excepted, must be read together with Petrobras' consolidated financial statements and its explanatory notes related to the year-end December 31, 2022, disclosed on March 1, 2023. The Company also released production and sales and financial performance reports for the 4th quarter of 2022, on February 8 and March 1, respectively, which can be used as a source of complementary information. All these documents were filed with the CVM and can be found on the Petrobras website at https://www.investidorpetrobras.com.br/resultados-e-comunicados/central-de-resultados/.

a. General financial and equity conditions

Petrobras achieved excellent operational and economic and financial results in 2022, with record net income and adjusted EBITDA of, respectively, R$188.3 billion and R$340.5 billion, which, although positively impacted by the favorable external environment (valuation of Brent and higher derivative prices), are also the result of several relevant management actions taken over the last years, focusing on value generation, while respecting the Company's high standards of governance and compliance, the safety of its employees, the environment and society.

These results were achieved at the same time that the Company invested, in 2022, a total of US$10 billion in its business and delivered an oil and gas production of 2.7 million boed (barrels of equivalent oil per day), 3% above the center of the target established for the year.

Additionally, the Company made the largest addition of reserves in its history (2.0 billion boe) for the second consecutive year, reflecting the excellent performance of its assets, resulting in an increase in the ratio between proved reserves and production (R/P indicator) for 12.2 years.

With these results and in view of their strong cash generation and ability to finance themselves with financial institutions, if necessary, the directors understand that the

Company's financial and equity conditions are sufficient to meet their short and medium term obligations.

It should be noted that, in 2022, the resources from its operational generation and its performance in partnerships and divestments were more than sufficient for the Company to make its investments, comply with its financial obligations, prepay old debts, in addition to allowing the record payment of dividends. The funds from third parties (loans and financing) raised by the Company were used to manage existing liabilities, aiming at extending the maturities of the debt and improving its capital structure, in order to preserve liquidity and solvency.

Regarding debt, in recent years Petrobras' financial strategy has focused on deleveraging, seeking to reduce its capital cost. Its solid cash generation and continuous debt management allowed the Company to reach its gross debt target of US$60 billion for 2022 in advance, still in the 3rd quarter of 2021 (15 months ahead of schedule). Continuing with debt management actions, the Company ended 2022 with a gross indebtedness of US$53.8 billion, a decrease of 8.4% compared to US$58.7 billion the previous year.

This debt management, combined with a higher Adjusted EBITDA, allowed an improvement in the gross debt/adjusted EBITDA ratio, which stood at 0.81x, compared to 1.35x in 2021.

Considering adjusted cash and cash equivalents of US$12.3 billion, the Company closed 2022 with a net debt of US$41.5 billion, resulting in a Net Debt/Adjusted EBITDA ratio of 0.64x.

In millions *Year ended December 31,*	*2022* *R$*	*US$*
Gross debt [1]	280,703	53,799
Adjusted cash available	64,092	12,283
Net Debt	216,611	41,516

1 – Composed of financial debt (capital market, banking, development banks, export credit agencies and others) and leases.

2 - Sum of cash and cash equivalents and highly liquid securities - convertible into cash within three months.

With respect to the Company's consolidated shareholders' equity, the reduction to R$364.39 billion, compared to R$389.58 billion in 2021, was mainly due to the approval of the additional dividends related to the fiscal year 2021, approved by annual general meeting ("AGM") 2022, and by the payments of dividends for the fiscal year 2022

adjusted for inflation and with the use of reserves, offset by net income for the fiscal year.

For more information on Petrobras' results, see items 2.1h and 2.2.

b. Capital structure

The table below presents Petrobras' capital structure, measured by the gross debt indicator in relation to the total capitalization, representative of the financing pattern of its operations:

In millions of reais Year ended December 31,	*2022*
Shareholders' Equity (Own Equity)	364,385
Current and non-current loans and financing (including leasing) – Gross Debt	280,703
Own Equity + Gross Debt ("Total")	645,088
Own Equity/Total	56%
Gross/Total Debt	44%

c. Ability to pay in relation to financial commitments made

In recent years, the Company has used funds from the generation of operating cash, funding and divestments, mainly to fulfill debt service, payment of dividends and finance investments in business areas.

The Company believes that, with its position of cash and cash equivalents and securities that have high liquidity, of R$64.1 billion in 2022, associated with the maintenance of a strong generation of operating cash, as provided for in 2023-2027 Strategic Plan ("2023-27 SP"), and eventual access to traditional sources of financing, it has the ability to pay in relation to the commitments assumed without compromising its financial health.

Below is the maturity profile of loans and financing on 12/31/2022:


INDEBTNESS
US$ billion
Gross Debt
Net Debt
87
76
59
58.6
53.6
54.3
53,8
79
63
48
40.1
34.4
47.5
41.5
2019
2020
4Q21
1Q22
2Q22
3Q22
4Q22


AMORTIZATION PROFILE
US$ billion
Revolving credit lines
Cash
9.0
12.3
9.2
5.6
3.6
7.8
3.9
3.9
6.1
3.0
3.1
4.5
2.0
2.5
4.6
1.7
2.9
21.6
7.7
13.9
53.8
23.8
30,0
2023
2024
2025
2026
2027
2028 onwards
Total
Average debt maturity of 12.07 years
Average financing rate of 6.5% p.y
Financing
Leasing

Detailed information about the Company's obligations can be found in Note 31 - Financing of the 2022 financial statements.

d. Sources of financing for working capital and for investments in non-current assets used

In 2022, the Company's main source of financing for working capital and non-current assets was its own operating cash generation reinforced by the inflow of divestment funds and financial compensation for the Búzios, Sepia and Atapu Co-Participation Agreements. For more detailed information, see item h (cash flow analysis).

In the scope of debt management, Petrobras raised funds from third parties in the total amount of R$15.16 billion and early redeemed debts (prepayment and repurchase) of R$27.65 billion, aiming at the extension of short-term debt maturities and improvement of the Company's capital structure. These debt operations were carried out directly or through one of its wholly-owned subsidiaries and are totaled in the table below:

Funding in the Capital Market and Banking Market				
Period	*In millions of US$*		*In millions of R$*	
2022	*International*	*Domestic*	*International*	*Domestic*
Capital Markets	-	852	-	4,467
Banking Market	2,028	-	10,689	-

Early Redemptions				
Period	*In millions of US$*		*In millions of R$*	
2022	*International*	*Domestic*	*International*	*Domestic*
	5,444	64	27,300	354

Among the most relevant fundraising and debt management operations that occurred in the last fiscal year, the following stand out:

- The completion of the Real Estate Receivables Certificates (CRI) offer, in December, in the amount of R$1.51 billion in three series with maturities between 2030 and 2037. The CRIs were backed by Commercial Notes issued by Petrobras whose funds raised were used to reimburse expenses with real estate rentals in addition to reimbursement with any expenses arising from works.

- The conclusion of the Commercial Notes offer, in September, in the amount of R$3 billion in two series with maturities in 2030 and 2032.

- The contracting, in July, together with its wholly-owned subsidiary Petrobras Global Trading B.V. (PGT), from a line of credit with Sustainability-Linked Loan (SLL) commitments, in the amount of US$1.25 billion and maturing in July 2027. The contract includes incentive mechanisms to achieve sustainability commitments, based on the corporate performance indicators of Greenhouse Gas Intensity (GHG) of E&P, GHG Intensity in refining and Methane Intensity in E&P. The withdrawal was carried out in July 2022.

- The completion of a global bond repurchase offer in July through its wholly owned subsidiary Petrobras Global Finance (PGF). The volume of principal delivered by investors, excluding capitalized and unpaid interest, was US$853.81 million and the total amount paid to these investors by Petrobras was US$790.89 million, excluding capitalized interest up to the settlement date.

- The completion of a global bond repurchase offer in April through its wholly owned subsidiary Petrobras Global Finance (PGF). The volume of principal delivered by investors, excluding capitalized and unpaid interest, was US$1.95 billion and the total amount paid to these investors was US$2 billion, excluding capitalized interest up to the settlement date.

e. Sources of financing for working capital and for investments in non-current assets that it intends to use to cover liquidity deficiencies

Petrobras foresees for the year 2023 an operational cash generation sufficient to support all project investments planned for the year 2023 in its 2023-27 SP, resulting, therefore, in a positive free cash flow, which, in addition to any financing (Export Credit Agencies - ECAs, banking market, capital market, revolving credit line, among others), will be used in order to ensure adequate liquidity and solvency of the Company.

f. Debt levels and the characteristics of such debts, further describing:

I. Relevant Loan and Financing Agreements

The summarized information on the Company's financing on December 31, 2022 is presented below, in millions of reais:

	Consolidated							
Due on	*up to 1 year*	*1 to 2 years*	*2 to 3 years*	*3 to 4 Years*	*4 to 5 years*	*5 years on*	*Total*	*Fair value*
Financing in dollars (US$) [1]	15,022	16,907	13,401	7,972	12,864	52,202	118,368	118,550
Indexed to floating rates	13,502	13,991	10,089	5,965	9,074	3,401	56,022	-
Indexed at fixed rates	1,520	2,916	3,312	2,007	3,790	48,801	62,346	-
Average rate of financing	6.8%	6.5%	6.1%	6.3%	5.9%	6.6%	6.6%	-
Financing in reais (R$)	3,244	3,603	1,150	2,297	2,232	13,078	25,604	25,603
Indexed to floating rates	1,688	1,462	719	719	1,740	5,530	11,858	-
Indexed at fixed rates	1,556	2,141	431	1,578	492	7,548	13,746	-
Average rate of financing	6.7%	6.9%	6.5%	6.2%	6.4%	6.6%	6.6%	-
Financing in euro (€)	191	67	1,510	-	-	3,043	4,811	4,682
Indexed at fixed rates	191	67	1,510	-	-	3,043	4,811	-
Average rate of financing	4.7%	4.7%	4.7%	4.7%	-	4.7%	4.7%	-

Financing in pounds (£)	199	-	-	2,895	-	4,409	7,503	6,931
Indexed at fixed rates	199	-	-	2,895	-	4,409	7,503	-
Average rate of financing	6.2%	-	-	6.2%	-	6.5%	6.3%	-
Total as of December 31, 2022	18,656	20,577	16,061	13,164	15,096	72,732	156,286	155,766
Average rate of financing	6.7%	6.5%	6.1%	6.2%	6.0%	6.6%	6.5%	-

1 - Includes financing in national currency parameterized to the variation of the dollar.

On December 31, 2022, the average maturity of the debt was 12.07 years (calculated considering the number of calendar days between the reference date and the maturity date of the debt, multiplied by the portion of the amortization of the principal, divided by the sum of the amortizations of the principal of the debt, with this result calculated being divided by 365 days).

The consolidated balance by type of financing is below:

Amounts in R$ million	*12/31/2022*
Banking Market	6,705
Capital Markets	15,108
Development banks[1]	3,770
Others	19
Total in country	25,602
Banking Market	43,759
Capital Markets	73,368
Export Credit Agency	12,745
Others	812
Total abroad	130,684
Total financing	156,286

1 - BNDES, FINAME and FINEP

The capital market balance consists mainly of R$70.14 billion in global notes, issued abroad by Petrobras Global Finance B.V. – PGF, located in the Netherlands, R$9.78 billion in debentures and R$4.59 billion in commercial notes, issued in Brazil by Petrobras.

The global notes have maturities between 2024 and 2115. Debentures and commercial notes, maturing between 2024 and 2037.

The balance of the banking market consists of bank loans and financing with maturities between 2023 and 2034.

Petrobras also has revolving credit lines contracted in Brazil, in the amount of R$4 billion, maturing in 2025 and 2026, and abroad, together with its wholly owned subsidiary Petrobras Global Trading – PGT, in the amount of US$8.25 billion, maturing in 2024 and 2026, which can be used in cases of liquidity contingency.

II. Other long-term relationships with financial institutions

The Company does not have, on the date of disclosure of this report, other long-term relationships with financial institutions.

III. Degree of subordination between debts

There is no degree of contractual subordination between the Company's unsecured corporate debts (debts without real rights of guarantees or privileges in relation to others). Financial debts that have collateral have the preferences and prerogatives provided for by law.

As of December 31, 2021, the totality of loans, financing and debt securities of the Company was R$156.3 billion. Of this amount 83.91% (R$131.1 billion) corresponded to the obligation of unsecured nature and 16.09% (R$25.2 billion) corresponded to obligations with collateral.

IV. Any restrictions imposed on the issuer, in particular, in relation to limits on indebtedness and contracting of new debts, the distribution of dividends, the disposal of assets, the issuance of new securities and the disposal of corporate control, as well as whether the issuer has been complying with these restrictions.

There are financial *covenants* in contracts made with BNDES, as of 2011, which restrict the ratio between net debt in reais and EBITDA to exceed 5.5x.

The Company does not have other *covenants* related to financial indicators in the other financing contracts.

The Company has other obligations related to financing agreements, such as:

i. *the presentation of the financial statements within 90 days for the interim periods, without review by the independent auditors, and 120 days for the end of the year, with curing periods that extend these periods by 30 and 60 days, depending on the financing;*

ii. negative pledge/Permitted liens *clauses, in which Petrobras and its relevant subsidiaries undertake not to create encumbrances on their assets to guarantee debts beyond the permitted encumbrances;*

iii. *compliance clauses with laws, rules and regulations applicable to the conduct of its business, including (but not limited to) environmental laws;*

iv. *clauses in financing agreements that require both the borrower and guarantor to conduct their business in compliance with anti-corruption and anti-money laundering laws and to institute and maintain policies necessary for such compliance;*

v. *clauses in financing agreements that restrict relationships with entities or even countries sanctioned primarily by the U.S. (including but not limited to Office of Foreign Assets Control – OFAC, State Department and Department of Commerce), the European Union and the United Nations,*

vi. *clauses related to the level of indebtedness in certain debt agreements with Banco Nacional de Dessenvolvimento Econômico - BNDES, and*

vii. *clauses restricting the change in the Company's shareholding control, without prior notification to the creditor.*

In 2022, there was no characterization of non-compliance with any covenant of the Company's financial contracts.

Petrobras is also a party to contracts that contain hypotheses of early maturity, in the event of disposal of control of the Company and disposal of assets, provided that said disposal causes a material adverse effect on the Company.

In addition, the Company and its subsidiaries have contracts with cross acceleration clauses that represent 98% of the debt balance of the consolidated financial debt on 12/31/2022. The aggregate amount of early maturity, which triggers these clauses, ranges between $100 million and $200 million.

The most relevant contracts that have such clauses are:

Contract	Balance Due (R$) Dec 31, 2022
Bond PETBRA 6 3/4 01/27/41	4,077,188,575.59
Bond PETBRA 7 1/4 03/17/44	4,953,546,851.24
Bond PETBRA 6 7/8 01/20/40	3,857,603,994.74
Bond PETBRA 5 5/8 05/20/43	1,885,956,162.16
Bond PETBRA 6 1/4 03/17/24	2,967,758,838.62
Bond PETBRA 6,85 06/05/15	7,076,584,604.86
Bond PETBRA 5 3/8 10/01/29	1,854,284,691.39
Bond PETBRA 6 5/8 01/16/34	2,745,596,542.57
Bond PETBRA 6 1/4 12/14/26	2,903,558,653.74
Bond PETBRA 4 3/4 01/14/25	1,578,843,698.33
Bond PETBRA 8 3/4 05/23/26	2,025,702,692.31
Bond PETBRA 7 3/8 01/17/27	3,913,251,016.63
Bond PETBRA 5,299 01/27/25	3,386,383,500.30
Bond PETBRA 5,999 01/27/28	5,627,360,812.74
Bond PETBRA 5 3/4 02/01/29	2,509,938,554.69
Bond PETBRA 5,093 01/15/30	2,942,247,821.34
Bond PETBRA 5,6 01/03/31	5,659,427,876.23
Bond PETBRA 6 3/4 06/03/50	2,516,270,242.31
Bond PETBRA 6,9 03/19/2049	4,014,068,095.85
Bond PETBRA 5 1/2 06/10/51	3,640,225,455.68
Schuldschein - Deutsche Bank – 2030	1,080,062,687.77
5th issue of debentures	1,811,541,688.97
6th issue of debentures	4,310,910,482.34
7th issue of debentures	3,656,312,381.18
1st issue of Commercial Notes	3,109,522,483.56
2nd issue of Commercial Notes	1,483,997,397.48
Bradesco	2,424,395,512.76
Bradesco	1,188,798,516.67
CDB	12,949,158,479.10
CDB	5,549,509,028.17
JP Morgan	1,010,144,325.66
CDB	17,365,859,839.12
The Export-Import Bank of China	3,038,469,490.20
Banco do Brasil	2,505,432,906.33
Credit Agricole	1,266,089,220.67
Santander	1,125,952,891.65
The Export-Import Bank of China	3,408,243,960.30
MUFG	6,576,283,323.88
Scotiabank	1,317,736,561.14

g. Limits on contracted financing and percentages already used

Once the conditions precedent of the contracts were met, on December 31, 2022, the amounts below were available for withdrawal:

Company	*Contractor*	*Used*	*Balance*	*Percentage already used*
		Abroad (in US$ million)		
PGT BV	8,250	-	8,250	0%
		In Brazil (in millions of R$)		
Petrobras	4,000	-	4,000	0%
Transpetro	329	-	329	0%

h. Significant changes in each item of the income and cash flow financial statements

The financial information contained below is related to the year-end December 31, 2022, according to Standardized Financial Statements (SFS) disclosed on March 1, 2023.

Analysis of the Consolidated Income Statement

In R$ million	*2022*	*2021*	*Horizontal analysis 2022 x 2021*	
			R$	*%*
Sales revenue	641,256	452,668	188,588	41.7
Cost of goods and services sold	-307,156	-233,031	-74,125	31.8
Gross profit	334,100	219,637	114,463	52.1
Sales	-25,448	-22,806	-2,642	11.6
General and Administrative	-6,877	-6,340	-537	8.5
Exploratory costs for oil and gas extraction	-4,616	-3,731	-885	23.7
Research and development costs	-4,087	-3,033	-1,054	34.8
Tax	-2,272	-2,180	-92	4.2
Reversal (Loss) in asset recovery value - *Impairment*	-6,859	16,890	-23,749	-140.6
Other operating income (expenses), net	9,023	3,967	5,056	127.5
Operating Expenses (Revenues)	-41,136	-17,233	-23,903	138.7

Profit before financial result, participations and taxes	292,964	202,404	90,560	44.7
Financial income	9,420	4,458	4,962	111.3
Financial expenses	-18,040	-27,636	9,596	-34.7
Net monetary and exchange variation	-10,637	-36,078	25,441	-70.5
Net financial result	-19,257	-59,256	39,999	-67,5
Result from participations in investees	1,291	8,427	-7,136	-84,7
Profit before taxes	274,998	151,575	123,423	81
Income tax and social contribution	-85,993	-44,311	-41,682	94.1
Profit for the year	189,005	107,264	81,741	76.2
Attributable to:				
Shareholders of Petrobras	188,328	106,668	81,660	76.6
Non-controlling shareholders	677	596	81	13.6
Profit for the year	189,005	107,264	81,741	76.2

The main variations of the income statement are described below:

Sales Revenue

- Diesel and gasoline continued to be the main products, accounting together for 74% of derivative revenue and 45% of total net revenue in 2022.
- Net revenue increased by 42%, mainly benefited by the 43% increase in Brent compared to 2021 and by higher prices of derivatives and natural gas in a year of continued resumption of world demand and with supply impacted by the war in Ukraine.
- There was also strong growth in the volume of oil sales in the domestic market explained by sales to Acelen (Mataripe Refinery), which became a relevant client of Petrobras, after the completion of its divestment in November 2021.
- Export revenues grew 22% also impacted by the rise in prices, despite the 12% drop in sales volume compared to 2021.
- For variations in Brent quotation, composition of revenue by product and variation of sales volume by product, see tables in item 2.2.

Cost of goods sold

The cost of products sold grew 32% compared to 2021, mainly reflecting higher expenses with imports, as a result of higher oil and derivative prices, and with government participations, as a consequence of the appreciation of Brent and natural

gas prices. The reduction in the import volume of LNG and Bolivian gas partially offset this effect. In 2022, there was a 15% reduction in the import of Bolivian gas and a 74% reduction in the volume of regasified LNG, which is essentially explained by the lower natural gas thermoelectric dispatch given the favorable hydrological scenario.

Operating Expenses

Operating expenses increased 139%, mainly reflecting the absence of gains in 2022 with reversal of impairment (-R$23.7 billion), the complementary gain from the exclusion of ICMS from the PIS/COFINS calculation basis (-R$2.6 billion), higher expenses with judicial contingencies (-R$3.1 billion) and lower gains with disposal and write-off of assets (-R$5.0 billion), partially offset by greater gains with co-participation agreements in the Sepia, Atapu and Búzios fields (+R$18.3 billion).

The 12% growth in sales expenses in 2022 is explained by the increase in freight for exports, higher logistical expenses with natural gas transport and increased oil sales in the domestic market, mainly to Acelen.

General and administrative expenses increased 9% compared to 2021, which is explained by the increase in spending on services, mainly related to the digital transformation process, and the resumption of the level of activities after the pandemic.

Exploratory expenses grew in 2022 mainly due to higher expenses with the write-off of exploratory wells, offset in part by the reversal of a local content fine with the Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (ANP) (National Agency of Petroleum, Natural Gas and Biofuels (ANP)) after the execution of a Conduct Adjustment Agreement (TAC), related to investment commitments in Exploration and Production with local content.

The growth in expenditure on research and technological development in 2022 is explained by the increase in the legal obligation to invest in research, development and innovation (RD&I), mainly due to the increase in revenues from the pre-salt fields.

Net Financial Income

In 2022, the financial result was negative by R$19.3 billion, an improvement of 68% compared to 2021. The largest portion of this result is explained by the gain with the exchange variation of the real against the dollar (R$/US$5.22 in Dec/2022 against R$/US$5.58 in Dec/2021). In addition to this factor, the monetary restatement of anticipated dividends, lower transaction costs and goodwill on the repurchase of securities, lower interest expenses, gain on financial investments and discount on the repurchase of securities contributed to the financial result in 2022.

Net profit (loss) attributable to Petrobras shareholders

Net income in 2022 was R$188.3 billion, compared to R$106.7 billion in 2021. This increase is mainly due to the increase in Brent, higher derivative margins, better financial results and gains from co-participation agreements in Cessão Onerosa fields, partially offset by higher tax collection and absence of gains with reversal of impairment.

For more details of the 2022 result, including comparison with 2021 and details of the result by segment, see the 2022 financial statements, and the 4Q22 Financial Performance report, both filed with the CVM on March 1, 2023 and disclosed on the company's website at https://www.investidorpetrobras.com.br/resultados-e-comunicados/central-de-resultados/.

DFC (in R$ million)	*2022*
Net resources generated by operating activities	255,410
Net resources generated (used) in investment activities	(4,377)
Net resources (used) in financing activities	(264,156)
Effect of exchange variation on cash and cash equivalents	(3,636)
Increase (decrease) in cash and cash equivalents in the year	(16,759)
Cash and cash equivalents at the beginning of the year	58,482
Cash and cash equivalents at the end of the year	41,723

The difference between uses and sources of funds resulted in a decrease of R$ 16.76 billion on cash and cash equivalents, which has ended up with a total balance of R$41.72 billion in 2022 year-end.

The funds generated by the operating activities reached R$255.41 billion which, together with the inflow of divestment funds of R$24.82 billion; the financial compensation for the Búzios, Sepia and Atapu Co-Participation Agreements of R$35.77 billion; the funding of financing of R$15.16 billion; and dividend receipts of R$1.91 billion, were mainly used to: (a) pay dividends of R$194.61 billion; (b) fulfill the debt service, including prepayments of loans in the international banking market, repurchase of securities in the international capital market and amortization of leases of R$85.05 billion; (c) make investments of R$49.66 billion on inventories and intangible assets; (d) apply R$17.07 billion in bonds and securities; in addition to (e) the exchange rate effect on cash balances and cash equivalent arising from investments abroad of R$ 3.64 billion.

2.2 The directors shall comment on:

a. Results of the issuer's operations, in particular:

i. description of any important components of the revenue

Revenues come from:

- local sales, which consist of sales of petroleum and petroleum products (such as: diesel oil, gasoline, aviation kerosene (QAV), naphtha, fuel oil, liquefied petroleum gas, natural gas, electricity, renewables and nitrogen) and revenues from rights not exercised;
- export sales, which consist mainly of sales of crude oil, fuel oil and other oil products;
- sales in international units; and
- other income, including services, investment income and foreign exchange gains.

Individually, the most important product in terms of revenue generation in 2022 was diesel, representing about 32% of the Company's total sales revenue.

RECEITAS DE VENDAS POR PRODUTO (R$ milhões)	*2022*
Diesel	206,960
Gasoline	83,354
Liquefied petroleum gas (LPG)	26,362
Aviation kerosene (QAV)	28,007
NAFTA	12,312
Fuel oil (including bunker)	7,287
Other petroleum products	28,493
Oil products subtotal	392,775
Natural gas	39,617
Oil	39,613
Renewables and nitrogen	1,454
Revenue from rights not exercised (breakage)	3,448
Electricity	3,622
Services and others	5,363
Internal market	485,892
Exports	141,521
Sales abroad	13,843
Foreign market	155,364
Sales Revenues	641,256

ii. Factors that materially affected operating results

In addition to the factors that resulted in the increase in net revenue detailed in item 2.1 (h), it is worth mentioning the achievement of production records, among which the following stand out: (a) the 3.2% exceedance of the center of the total oil and gas production target with competitive cost, mainly with the entry into operation of P-71 and FPSO Guanabara, which reached maximum production capacity in Jan/2023, and the achievement of the top of production in P-68; and (b) the production and sale of S10 diesel, representing 59% of sales and 56% of the total produced diesel.
For more information on operating performance, see 4Q22 Production and Sales Report, filed with the CVM on February 8, 2023 and disclosed on the Company's website https://www.investidorpetrobras.com.br/resultados-e-comunicados/central-de-resultados/.

a. **Relevant changes in revenues attributable to the introduction of new products and services, changes in volumes and price changes, exchange rates and inflation**

Sales revenues related to exports and revenues from domestic sales of derivatives parameterized to the international market are influenced by changes in the exchange rate and changes in international oil quotations. In 2022, the company's revenues were positively impacted by Brent's 43% appreciation.
It is worth noting that in addition to most export revenues being constituted in US dollars, domestic sales revenues are also indirectly linked to the US dollar, due to the Company's pricing policy in 2022, which sought to maintain competitive prices aligned with the international derivatives market.
The tables below show the main quotations and sales volumes, and their respective variations, which impact the Company's revenue.

MAIN QUOTATIONS AND AVERAGE PRICES	Fiscal Year ended 2022	Fiscal Year ended 2021	2022 x 2021 (%)
Quotes			
Average *Brent* (US$/bbl)	101.19	70.73	43
Average selling dollar (R$)	5.16	5.40	4.4
Final sale dollar (R$)	5.22	5.58	-6.5
Average price indicators			
Basic derivatives - domestic market (R$/bbl)	632.22	416.40	51.9
Selling price – Brazil			
Oil (US$/bbl) (1)	95.91	67.48	42.1
Natural gas (US$/bbl)	69.26	45.65	51.7

(1) Average export prices and domestic transfer prices from the E&P area to the Refining, Transport and Marketing (RTC) area,

TOTAL SALES VOLUME (thousand barrels/day)	Fiscal Year ended 2022	Fiscal Year ended 2021	2022 x 2021 (%)	
Diesel		755	801	-5.7
Gasoline		407	409	-0.5
Fuel oil		34	61	-44.3
NAFTA		73	69	5.8
LPG		211	228	-7.5
QAV		98	74	32.4
Others		175	164	6.7
Total derivatives		1,753	1,806	-2.9
Alcohols, renewable nitrogenates and others		3	4	-25
Oil		202	24	741.7
Natural gas		305	352	-13.4
Total domestic market		**2,263**	**2,186**	**3.5**
Exports of petroleum, petroleum products and others		714	811	-12
International sales		56	46	21.7

Total foreign market	770	857	-10.2
Grand total	3,033	3,043	-0.3

c. Relevant impacts of inflation, price variation of main inputs and products, exchange rate and interest rate on the issuer's operating result and financial result

Operating Income

Adjusted EBITDA grew 45% compared to 2021 mainly influenced by the year-average Brent appreciation and higher oil product prices in 2022.

Financial Result

The appreciation of the real against the dollar (R$/US$5.22 in Dec/2022 against R$/US$5.58 in Dec/2021) had an impact on the Company's financial result, which was negative by R$19.257 million. The table below shows the factors that contributed to this result, including exchange and interest expenses.

In the Year Ended 12/31	*2022*	*2021*	*2022 x 2021 (%)*
Financial Revenues	9,420	4,458	111.3
Revenue from financial investments and government bonds	5,955	1,706	249.1
Others	3,465	2,752	25.9
Financial Expenses	(18,040)	(27,636)	(34.7)
Financing expenses	(12,173)	(15,461)	(21.3)
Lease expenses	(6,936)	(6,584)	5.3
Goodwill on repurchase of debt securities	(596)	(5,838)	(89.8)
Capitalized finance charges	5,319	5,244	1.4
Financial update of the decommissioning provision	(2,680)	(4,088)	(34.4)
Others	(974)	(909)	7.2
Monetary and exchange variations, net	(10,637)	(36,078)	(70.5)
Exchange rate variations	5,637	(14,951)	-
Reclassification of hedge accounting	(25,174)	(24,777)	1.6
Inflation adjustment of anticipated dividends/ payable dividends[1]	5,351	602	788.9
Monetary restatement of recoverable taxes [2]	443	2,754	(83.9)
Others	3,106	294	956.5
Total	(19,257)	(59,256)	(67.5)

1 - In 2022, it refers to the monetary restatement creditor of anticipated dividends in the amount of R$2,180 (R$105, in 2021) and debtor of dividends payable in the amount of R$1,431 (R$73, in 2021).
2 - In 2021, it includes monetary restatement on the effects of excluding ICMS in the PIS and COFINS calculation basis.

2.3 Directors shall comment

a. on changes in accounting practices that have resulted in significant effects on the information provided for in fields 2.1 and 2.2

There were no changes in accounting practices and calculation methods used in the preparation of the Company's annual financial statements for the year ended December 31, 2022.

b. modified opinions and emphases present in the auditor's report

There was no modified opinion in the opinion of the independent auditors to the financial statements of 2022.

2.4 The directors shall comment on the material effects that the events below have caused or are expected to cause on the issuer's financial statements and on its results:

a. introduction or disposal of operating segment

No change from 2021.

b. constitution, acquisition or sale of equity interest

In 2022, the Company did not constitute or acquire a relevant equity interest.
Regarding the main sales, Petrobras concluded (closing) the following transactions in 2022:
E&P:

- Sale of the Polo Alagoas.
- Sale of the Polo Recôncavo.
- Sale of the Polo Peroá.
- Sale of the Polo Fazenda Belém.
- Sale of the Polo Carmópolis.
- Sale of Papa-Terra Field.

RGN

- Sale of the 27.,88% stake in Deten Química S.A. (Deten).
- Sale of 51% stake in Petrobras Gas S.A. (Gaspetro).
- Sale of SIX.
- Sale of REMAN.

These assets sold had low adherence to the company's 2023-27 SP and limited impacts on Petrobras' oil and oil products production.

E&P assets represent 1.3% of Petrobras' total oil production in 2022, and REMAN's processing capacity represents 2.4% of the Company's installed capacity in 2022. As for the other divestments of RGN (Deten, Gaspetro and SIX), their results were not representative for Petrobras' consolidated result. For more information on sales completed in the last year, see explanatory note 30.2 of the financial statements of 12.31.2022 and item 2.10.a.iii.

In addition to these disposals of assets, as a result of the two bidding rounds of the Transfer of Rights Surplus in the Production Sharing Regime, held in November 2019 and December 2021, Petrobras (a) reduced its participation in the shared deposit of Búzios from 92.66% to 88.99%, due to the purchase option exercised by its partner CPBL, agreed in the first bidding round; and (b) closed the co-participation agreement of Sépia and Atapu, necessary to manage the coincident deposits contained in the area of the transfer of rights agreement and in the contract area of the surplus of the transfer of rights agreement, reducing its total oil and gas production by 0.1 million boed annually.

It should be noted that the oil and gas production curve disclosed at the time of approval of the Company's strategic plans considers the impacts of the divestments foreseen in the horizon of the plans, as well as the assignment of participation and co-participation agreement mentioned above. Therefore, the effects of these transactions already reduced the production curves predicted and disclosed in the 2022-26 SP and 2023-27 SP.

c. unusual events or transactions

RMNR - Minimum Remuneration by Level and Work Regime

The Minimum Remuneration by Level and Work Regime - RMNR consists of a minimum remuneration guaranteed to employees, based on the salary level, regime and working condition and geographical location, This remuneration policy was created and implemented by Petrobras in 2007 through collective bargaining with union

representatives, and approved at employee meetings, being questioned three years after its implementation.

In 2017 this discussion reached the Plenary of the Superior Labor Court (TST) which ruled against the Company. Petrobras filed an appeal against this decision, taking the discussion to the Federal Supreme Court (STF). In the STF, in July 2018, Petrobras obtained an injunction that suspended the effects of the TST decision and determined the national suspension of ongoing processes related to RMNR.

In July 2021, the Rapporteur Minister granted the Extraordinary Appeal filed by the company to reinstate the sentence that dismissed the copyright applications, accepting the Company's thesis and recognizing the validity of the collective bargaining agreement freely signed between Petrobras and the unions, reversing the TST decision.

On February 15, 2022, in the judgment of the appeals filed against the decision of the Minister-Rapporteur, the First Panel of the STF, composed of five Ministers, formed a majority (three votes) to decide in favor of Petrobras, dismissing the Appeals and confirming the dismissal of the action. One of the ministers recused himself from the case and the last minister to speak asked for a view, suspending the trial since then.

Compulsory Loan – Eletrobras

The Brazilian government, intending to finance the expansion of the national electricity system, established the compulsory loan in favor of Eletrobras, which lasted until 1993, The loan was charged to consumers' electricity bills.

In 2010, the Company filed a lawsuit with a view to having recognized its right to receive the differences in monetary correction and compulsory loan interest from Eletrobras, in relation to the third conversion of shares of Eletrobras, in the period from 1987 to 1993. The process is at the beginning of the execution phase, when the Company's credit will be determined and settled. Considering that legal discussions about the calculation methodology for this calculation are still pending, the value of the contingent asset will be measured in the course of the process.

Events arising from "Operação Lava Jato" ("Operation Car Wash")

In 2009, the Brazilian Federal Police began an investigation called Operation Car Wash, aimed at investigating money laundering practices by criminal organizations in several Brazilian states. Operation Car Wash is an extremely broad investigation into various criminal practices being carried out by various work fronts, the scope of which involves crimes committed by agents acting in various parts of the country and different sectors of the economy.

Since 2014, the Federal Prosecutor's Office focused part of its investigations on irregularities committed by Petrobras contractors and suppliers and uncovered a broad scheme of improper payments, which involved a large number of participants, including former Petrobras employees.

The Company has always collaborated with the work of the Federal Public Prosecutor's Office, Federal Police, Federal Revenue Service and other competent authorities since the beginning of the investigations.

Petrobras is officially recognized as a victim of the crimes found in the "Operation Car Wash" and will continue to adopt the appropriate legal measures against individuals and legal entities, including former employees and political agents, who caused financial and image damage to Petrobras, As a victim, the Company has received since the beginning of "Operação Lava Jato" reimbursements that have already reached R$6.7 billion.

In 2021, the Federal Supreme Court began to judge the lawsuits filed by criminal defendants in the Lava Jato case, with the objective of annulling criminal convictions related to the investigation. These processes are still ongoing and their outcomes may affect the Company's interests.

Below are relevant unusual operations that impacted the Company in 2022 or that may still impact it, as a result of Operation Car Wash:

a. Public Prosecutor's Office /Civil Inquiry

On December 15, 2015, Civil Inquiry Ordinance No. 01/2015 was issued by the Public Prosecutor's Office of the State of São Paulo (MP/SP), establishing a Civil Inquiry to determine potential damages caused to investors in the securities market, with Petrobras as represented. After a decision by the Attorney General's Office, this investigation was sent to the Federal Public Prosecutor's Office, since the MP/SP does not have legal competence to conduct the procedure. In May 2022, Petrobras became aware that the procedure, which was proceeding in secrecy, was filed in February 2021.

b. Class action in the Netherlands

On January 23, 2017, Stichting Petrobras Compensation Foundation ("Foundation") filed a class action in the Netherlands, in the District Court of Rotterdam, against Petróleo Brasileiro S.A. – Petrobras, Petrobras International Braspetro B.V. (PIB BV), Petrobras Global Finance B.V. (PGF), Petrobras Oil & Gas B.V. (PO&G) and some former Petrobras managers.

The Foundation claims that it represents the interests of an unidentified group of investors and states that, based on the facts revealed by Operation Car Wash, the

defendants acted unlawfully before investors. Based on these allegations, the Foundation seeks a number of court declarations from the Dutch court.

On May 26, 2021, after previous interim decisions in which the Court understood that it has jurisdiction to adjudicate most of the seven requests formulated by the Foundation, the Court decided that the class action must proceed and that the arbitration clause of Petrobras' Bylaws does not prevent shareholders of the company from having access to the Dutch Judiciary and being represented by the Foundation. However, investors who have already initiated arbitration against Petrobras or who are parties to legal proceedings in which the applicability of the arbitration clause has been definitively recognized are excluded from the action.

In 2021 and 2022, the parties presented their claims and defenses in writing regarding the merits of the action. The Court has scheduled hearings for oral allegations, which took place on 17 and 24 January 2023. At those hearings, the Court did not provide any indications as to the content of its decision on the merits of the case.

The Court ruled that Petrobras and the other defendants may file additional statements on February 22, 2023, after which the Court intends to render judgment on July 26, 2023. Such a period is indicative and the decision may be postponed or anticipated.

The class action concerns complex issues and the outcome is subject to substantial uncertainties, which depend on factors such as: the scope of the arbitration clause of the Petrobras Statute, the jurisdiction of the Dutch courts, the scope of the agreement that closed Class Action in the United States, the legitimacy of the Foundation to represent the interests of investors, the various laws applicable to the case, the information obtained from the evidence production phase, the expert analyses, the schedule to be defined by the Court and the judicial decisions on key issues of the process, the possible appeals, including before the Supreme Court, as well as the fact that the Foundation seeks only a declaratory decision in this class action. It is not possible to predict at this time whether the company will be responsible for the effective payment of indemnities in possible future individual actions, because this analysis will depend on the outcome of these complex procedures. In addition, it is not possible to know which investors will be able to file subsequent individual actions related to this matter against Petrobras.

Furthermore, the claims formulated are broad, span a multiannual period and involve a wide variety of activities and, in the current scenario, the impacts of such claims are highly uncertain. The uncertainties inherent in all of these issues affect the value and duration of the final resolution of that action. As a result, Petrobras is unable to estimate an eventual loss resulting from this action. Nevertheless, Petrobras reiterates its status as a victim of the corruption scheme revealed by Operation Car Wash and intends to present and prove this condition before the Dutch court.

In view of the uncertainties existing at the moment, it is not possible to carry out any safe assessment regarding any risks related to this dispute. The eventual compensation for the alleged damages will only be determined by court decisions in subsequent actions to be filed by individual investors. The Foundation cannot claim compensation for damages within the scope of the class action, since the final decision will have a merely declaratory nature.

Petrobras and its subsidiaries deny the allegations presented by the Foundation and will continue to defend themselves firmly.

c. Arbitrations in Brazil

Petrobras responds to seven arbitrations filed before the Market Arbitration Chamber, linked to B3 – Brasil, Bolsa, Balcão. Six of them were initiated by multiple domestic and foreign investors. The other, established by an association that is not a shareholder of the Company, intends to be collective, through representation of all minority shareholders of Petrobras who acquired shares in B3 between January 22, 2010 and July 28, 2015. The investors intend that the Company indemnify them for the alleged financial losses caused by the decrease in the price of Petrobras shares listed on the stock exchange in Brazil, resulting from the acts revealed by Operation Car Wash.

These arbitrations involve very complex issues, subject to substantial uncertainties and which depend on factors such as: unpublished legal theses, schedules yet to be defined by the Arbitral Courts, obtaining evidence held by third parties or opponents and expert analysis.

Moreover, the claims formulated are broad and cover several years. The uncertainties inherent in all these issues affect the amount and timing of the final decision of these arbitrations. As a result, the Company is unable to produce a reliable estimate of the potential loss in arbitrations.

Depending on the outcome of all these cases, the Company may have to pay substantial amounts, which could have a material adverse effect on its financial condition, consolidated results or consolidated cash flow in a given period. However, Petrobras does not recognize responsibility for the alleged losses alleged by investors in these arbitrations, nor the appropriateness of collective arbitration.

Most arbitrations are still far from an outcome, either in preliminary stages or by starting the evidence production phase, so there is no provision for judgment from the respective arbitral tribunals.

However, in one of the arbitrations, proposed by two institutional investors, in May 2020, a partial arbitration award was rendered that indicates the Company's responsibility, but does not determine the payment of amounts by Petrobras, nor does it end the

procedure, This arbitration is confidential, as well as the others in progress, and the partial award that does not represent a position of Market Arbitration Chamber - CAM, but only of the three arbitrators that make up this arbitration panel, does not extend to the other existing arbitrations. In July 2020, Petrobras filed a lawsuit to annul this partial arbitration award, as it understands that it contains serious flaws and improprieties. In November 2020, the 5th Business Court of Rio de Janeiro annulled the partial arbitration award, due to these serious failures and improprieties pointed out by Petrobras. There is still a right of appeal against this decision. In compliance with CAM's rules, the lawsuit is being processed in secrecy. Petrobras reiterates that it will continue to defend itself vigorously, with respect to its current shareholders, in all arbitrations to which it is a party.

d. Arbitration in Argentina

In September 2018, Petrobras was cited in the arbitration claim filed by Consumidores Financieros Asociación Civil para su Defensa ("Association") against the Company and other individuals and legal entities, before the Arbitration Court of the Buenos Aires Stock Exchange ("Arbitration Court"). Among other issues, the Association claims Petrobras' responsibility for an alleged loss of market value of Petrobras' shares in Argentina, due to the facts revealed by Operation Car Wash.

In June 2019, the Company informed that the Arbitral Tribunal recognized the withdrawal of the arbitration due to the fact that the Association did not pay the arbitration fee within the established period. The Association appealed to the Argentine Judiciary against this decision, and the appeals were rejected by the Court of Appeal in November 2019. The Association filed a new appeal to the Argentine Supreme Court, pending a final decision.

Petrobras denies the allegations presented by the Association and will defend itself firmly in the arbitration in question.

e, Criminal proceedings in Argentina

Petrobras was included as a defendant in criminal proceedings in Argentina:

i. Criminal action for alleged non-compliance with the obligation to publish "material fact" in Argentina on the existence of a class action brought by Consumidores Financieros Asociación Civil para su Defensa ("Association") before the Commercial Court, in accordance with the provisions of Argentine capital market law. It is noteworthy that Petrobras was never mentioned in the scope of said class action. On March 4, 2021, the Court (Room A of the Economic Criminal Chamber) decided that the jurisdiction for the judgment of this criminal action must be transferred from the Criminal Economic

Court No. 3 of the city of Buenos Aires to the Criminal Economic Court No. 2 of that same city. Petrobras presented procedural defenses in the criminal action, but some of them have not yet been decided by the judge.

ii. Criminal action related to an alleged fraudulent offer of securities, aggravated by the fact that Petrobras allegedly declared false data in its financial statements prior to 2015. Petrobras presented procedural defenses, currently the subject of appeals in appeal instances of the Argentine Court. On October 21, 2021, after an appeal by the Association, the Court of Appeals revoked the lower court decision that had recognized Petrobras' immunity from jurisdiction and recommended that the lower court take some steps to certify whether the company could be considered criminally immune in Argentina for later reassessment of the matter. Petrobras appealed against this decision before the Court of Cassation, and the company's appeal was denied. After the lower court denied Petrobras immunity from jurisdiction, the company appealed to the Court. On December 27, 2022, the Court again considered the decision of first instance premature, determining that a third be rendered, still pending.

iii. On another procedural front, on September 14, 2022, the decision that had recognized that the Association could not function as a representative of financial consumers was reformed by the Court of Cassation upon appeal by the Association. On November 2, 2022, Petrobras filed an appeal against this decision before the Argentine Supreme Court, still pending judgment. This criminal action is pending before the Criminal Economic Court No. 2 of the city of Buenos Aires.

f. Lawsuit in the United States related to Sete Brasil Participações S.A. ("Sete")

In February 2016, EIG Management Company, LLC and certain affiliated funds (together referred to as "EIG") filed a lawsuit with the District Court for the District of Columbia in Washington, D.C. regarding the indirect purchase of equity interests in Sete Brasil, a company created to build platforms with high local content. In this lawsuit, EIG alleges that Petrobras induced the plaintiffs to invest in Sete Brasil and that it was one of those responsible for Sete's financial crisis, which has filed for judicial reorganization in Brazil. In 2017, the District Court denied the request for summary filing filed by Petrobras, having decided that the process should proceed to the evidence production phase. There was the filing of appeals by Petrobras, with such appeal phase lasting until 01/16/2020, when the decision of the District Court of Columbia became final. During the year 2020, the parties engaged in extensive exchanges of documents and other documentary evidence. The parties also heard the testimony of several witnesses to the facts. In 2021, in addition to the continuity of such hearings, expert evidence was

produced, as well as the parties submitted requests for the case to be judged summarily (motion for summary judgment).

On August 8, 2022, the judge accepted EIG's claim as to Petrobras' liability for the alleged losses, but denied the motion for summary judgment regarding damages, with which the award of indemnity will be subject to proof of damages by EIG at a trial hearing and the appreciation of the defenses by the company. In the same decision, the effects of which were recognized in the company's financial statements in 3Q/2022, the judge denied the request for termination of the proceeding based on Petrobras' immunity from jurisdiction, which is why an appeal was filed before the Federal Court of Appeals of the District of Columbia.

On August 26, 2022, a request was submitted by Petrobras for the action to be suspended until the judgment of said appeal, and such suspension was granted by the judge on October 26, 2022.

On August 26, 2022, the Amsterdam District Court granted injunctive relief to block certain Petrobras assets in the Netherlands at EIG's request. The decision was based on that rendered by the District Court of the District of Columbia, on August 8, 2022, and was intended to ensure the satisfaction of EIG's requests contained in the aforementioned U.S. lawsuit. Just for the purpose of this injunction, the Amsterdam District Court limited EIG's claims to a total of about $297.2 million, although the U.S. Court ruled that any award of damages will depend on EIG proving damages at a trial hearing. There are some discussions about the scope of the assets blocked by EIG, but there is no process pending in this regard in the Netherlands. Such precautionary blockade does not prevent the fulfillment of obligations of Petrobras and its subsidiaries before third parties.

2.5. If the issuer has disclosed, during the last fiscal year, or wishes to disclose in this form non-accounting measurements, such as Lajida (profit before interest, taxes, depreciation and amortization) or Lajir (profit before interest and income tax), the issuer must:

a. inform the value of non-accounting measurements

Consolidated Information

R$ million	2022
EBITDA	362,457
Adjusted EBITDA	340,482
Adjusted EBITDA Margin (%)	53
Adjusted cash and cash equivalents (end of period)	64,092
Gross Debt	280,703
Net Debt	216,611
Net Debt/Adjusted EBITDA	0.64x

b. make reconciliations between the amounts disclosed and the amounts of the audited financial statements

EBITDA, Adjusted EBITDA and Total Adjusted EBITDA R$ million)	2022
Net profit (loss)	189,005
Net financial result	19,257
Income tax and social contribution	85,993
Depreciation, depletion and amortization	68,202
EBITDA	362,457
Result from participation in investments	(1,291)
Reversal/Impairment Loss	6,859
Realization of comprehensive income due to sale of equity interest	1
Result with co-participation agreement in bid areas	(21,660)
Result from disposals and write-offs of assets	(5,884)
Adjusted EBITDA	340,482
Adjusted EBITDA Margin (%)	53

Adjusted Cash, Gross and Net Debt

R$ million	12.31. 2022
Loans and Financing	156,286
Capital market	88,476
Banking market	50,464
Development banks	3,770
Export credit agencies	12,745
Others	831
Lease financing	124,417
Gross Debt	280,703
Cash and cash equivalents	(41,723)
Federal government bonds and Time Deposits and CDB	(22,369)
Adjusted Cash and Cash equivalents	(64,092)
Net Debt	216,611
Shareholders' Equity	364,385
Average rate of financing (% p.a.)	6.5%
Average maturity of debt (years)	12.07

c. **explain why it understands that such measurement is more appropriate for the correct understanding of its financial condition and the result of its operations**

The non-accounting measurements reported in this item 2.5 will be detailed below. It is important to clarify that such measurements are not provided for in the international accounting standards – IFRS issued by the International Accounting Standards Board (IASB) and in the accounting practices adopted in Brazil issued by the Accounting Pronouncements Committee (CPC) that were approved by the Brazilian Securities and Exchange Commission (CVM). In addition, they should not be a basis for comparison with that disclosed by other companies and should not be considered as substitutes, but as additional information that should be evaluated together with any other measure calculated in accordance with IFRS and pronouncements issued by CPC, aiming at a better understanding of the Company's performance and financial conditions.

EBITDA

EBITDA is an indicator calculated as net income for the period plus taxes on profit, net financial result, depreciation and amortization. Petrobras discloses EBITDA, as provided by CVM Instruction No. 527 of October 2012.

Adjusted EBITDA

In order to reflect the Management's view regarding the formation of the Company's current activities, EBITDA is also presented adjusted (Adjusted EBITDA) by the following items: result of participation in investments, impairment, realization of comprehensive results by sale of equity interest, results with co-participation agreement in bid areas and the result with disposal and write-off of assets.

Adjusted EBITDA, when reflecting the sum of the last 12 months, also represents an alternative to the Company's operating cash generation. This measure is used to calculate the Gross Debt and Net Debt metric on Adjusted EBITDA, assisting in the assessment of the Company's leverage and liquidity.

Adjusted EBITDA Margin

Adjusted EBITDA Margin is equal to Adjusted EBITDA, divided by sales revenue.

The Company uses the Adjusted EBITDA Margin because it reflects the management's view of the formation of the result of the Company's current activities and understands that it is a good indicator of the operating margin.

Gross Debt and Net Debt

Gross Debt is calculated as the sum of loans and financing and short- and long-term leases.

Net Debt is Gross Debt subtracted from the balance of cash and cash equivalents, federal government bonds and time deposits.

Net Debt/Adjusted EBITDA Ratio

This measure is used by the Company to assist in the assessment of leverage and liquidity.

Adjusted Cash and Cash equivalents

Sum of cash and investments in government securities and financial investments abroad in time deposits of top-tier financial institutions, with maturities greater than three months from the date of application, considering the expectation of making these investments in the short term.

Management believes that this measurement is supplementary information to assess liquidity and assists leverage management.

2.6 Identify and comment on any event subsequent to the last financial statements at the end of the fiscal year that substantially alters them

a) Leniency Agreement

On January 12, 2023, Petrobras received the amount of R$456 million, recovered through a leniency agreement of the company UOP LLC – a subsidiary of Honeywell International Inc. – signed with the Comptroller General of the Union (CGU) and the Attorney General of the Union (AGU), an instrument that is part of a global resolution that involved coordinated action with the Federal Prosecutor's Office (MPF) and US authorities.

b) Receipt of Earn Out of Atapu and Sepia

In January 2023, the company received all payments related to Earn Out for the year 2022, under the responsibility of the partners of the Sepia and Atapu blocks, in the amount of R$2,007 million (US$384 million), which include the amount of the gross-up of taxes levied on each participation, as detailed below:

- Sepia: R$1,347 million, from TotalEnergies EP Brasil Ltda, Petronas Petróleo Brasil Ltda and QatarEnergy Brasil Ltda, corresponding to the interests of 28%, 21% and 21%, respectively;
- Atapu: R$660 million, referring to 22.5% interest of TotalEnergies EP Brasil Ltda and 25% interest of Shell Brasil Petróleo Ltda.

c) Sale of the Albacora Leste field

On January 26, 2023, Petrobras finalized, after fulfilling all the conditions precedent, the sale of all its interest in the Albacora Leste production field, located in the Campos Basin, to the company Petro Rio Jaguar Petróleo LTDA (PetroRio), a subsidiary of Petro Rio S.A.

The operation was concluded with the receipt, in cash, of R$8,455 million (US$1,635 million), already with the adjustments provided for in the contract.

With the completion of the assignment, PetroRio assumes the condition of operator of the Albacora Leste field, with a 90% interest, in partnership with Repsol Sinopec Brasil, which holds the remaining 10%.

d) Receipt of the Earn Out of Baúna

On January 30, 2023, Petrobras received from Karoon Petróleo & Gás Ltda ("Karoon"), a subsidiary of Karoon Energy Ltd, the amount of R$430 million (US$84 million, including financial restatement provided for in the contract), equivalent to the contingent payment of the price of the barrel of oil for the year 2022.

This receipt is in accordance with the terms of the contract negotiated between the companies in fiscal year 2020, regarding the sale of the entire interest of Petrobras to Karoon in the Baúna field (concession area BM-S-40). The other installments of said contingent payment may be received by Petrobras until 2026, depending on the evolution of the price of the oil barrel in future years.

e) Result of the judgment of the Administrative Council of Tax Appeals (CARF)

On February 1, 2023, the First Panel of the Superior Chamber of Tax Appeals (CSRF), a member of CARF, dismissed appeals filed by the company and decided that IRPJ and CSLL would be due related to the profits of its subsidiary abroad for the years 2011 and 2012. The decision was taken through the exercise of the casting vote of the President of the Panel, with support in Provisional Measure No. 1160/2023, after a tie between the judges. With this decision, tax debts totaling R$5.7 billion become practically definitive at the administrative level. In this way, the company will adopt the appropriate measures. The expectation of loss of this contingency is considered possible. CARF's decision does not imply provisioning in the company's financial statements.

2.7 The directors must comment on the destination of the social results, indicating:

a. rules on retention of profits
b. rules on the distribution of dividends
c. frequency of dividend distributions
d. any restrictions on the distribution of dividends imposed by special legislation or regulations applicable to the issuer, as well as contracts, judicial, administrative or arbitration decisions
e. if the issuer has a formally approved allocation policy, inform the body responsible for approval, date of approval and, if the issuer discloses the policy, locations on the world wide web where the document can be consulted

a) Rules on the retention of profits:	***Legal reserve*** - It is constituted through the appropriation of 5% of the net income for the year, in accordance with article 193 of Law No. 6.404 ("Brazilian Corporation Law" – "LSA"). ***Statutory reserve*** - It is constituted through the appropriation of the net income for each year of an amount equivalent to at least 0.5% of the paid-in capital stock at the end of the year and is intended for the cost of research and technological development programs. The accumulated balance of this reserve may not exceed 5% of the paid-in share capital, in accordance with article 56 and sole paragraph of the Company's Bylaws. ***Reserve of tax incentives.*** - It is constituted by allocating a portion of the net income arising from government donations or grants, in accordance with article 195-A of the LSA. This reserve can only be used to absorb losses or increase capital stock.
a.i: Profit Retention Amounts:	It is intended for investment in investments provided for in the capital budget, mainly in the activities of exploration and development of oil and gas production, in accordance with article 196 of the Brazilian Corporation Law. There was no allocation of net income for the year 2022 to the profit retention reserve.
a.ii: Percentages in relation to total declared profits:	The percentage of the sum of retained earnings in legal, statutory and tax incentives reserves on the total amount of profits declared in 2022 was 6.81%.
(b) rules on the distribution of dividends:	**The Company's Bylaws provide:** The shareholders will be entitled, in each year, to dividends and/or equity interest, which may not be less than 25% (twenty-five percent) of the adjusted net income, in the form of the Brazilian Corporation Law, apportioned by the shares in which the Company's capital is divided (Article 8). Preferred shares have priority in receiving dividends of at least 3% of the value of the share's shareholders' equity, or 5% calculated on the part of the capital represented by this type of shares, always prevailing the largest, participating equally with the common shares, in the increases in the share capital resulting from the incorporation of reserves and profits (Article 5, §2). Unless otherwise decided by the General Meeting, the Company will pay dividends and equity interest, due to the shareholders, within 60 (sixty) days from the date they are declared and, in any case, within the corresponding fiscal year, subject to the relevant legal rules (Article 9, *caput*). Dividends not claimed by shareholders within three (3) years from the date on which they were made available to shareholders shall lapse in favor of the Company (Article 10). The amounts of dividends and interest, as remuneration on equity, due to the National Treasury and other shareholders, will be subject to financial charges equivalent to the SELIC rate, from the end of the fiscal year until the day of actual payment or payment, without prejudice to the incidence of default interest when this payment does not occur on the date fixed by the General Meeting (Article 11). **The Shareholders' Compensation Policy provides that:** 4.1. The Company establishes a minimum annual remuneration of US$4 billion for years in which the average price of Brent exceeds US$40/bbl, which may be distributed regardless of its level of indebtedness, provided that the principles set forth in this Policy are observed.

	4.1.1 The minimum annual remuneration shall be equivalent for common shares and preferred shares, provided that it exceeds the minimum value for preferred shares provided for in the Company's Bylaws. 4.2. In the event of gross debt equal to or less than US$65 billion and accumulated positive result, to be verified in the last quarterly result determined and approved by the Board of Directors, the Company shall distribute to its shareholders 60% of the difference between operating cash flow and investments, according to the equation below, provided that the result of this formula is greater than the amount provided for in item 4.1 and does not compromise the Company's financial sustainability: Compensation to shareholders = 60% x (Net resources generated by operating activities - Acquisitions of fixed and intangible assets) 4.3 Regardless of its level of indebtedness, the Company may, in exceptional cases, pay extraordinary dividends, exceeding the mandatory legal minimum dividend and/or the amounts established in items 4.1 and 4.2, provided that the Company's financial sustainability is preserved. 4.4 The distribution of remuneration to shareholders shall be made quarterly. 4.5 The Company may exceptionally promote the distribution of dividends even in the event of non-verification of net income, once the rules provided for in Law 6.404/76 are met and the criteria defined in this policy are observed. **Amounts approved in fiscal year 2022** In relation to 2022, the proposal for compensation to shareholders in the amount of R$222,560 million includes the mandatory minimum dividend of R$44,131 million, equivalent to 25% of adjusted net income, in addition to additional dividends arising from the remaining portion of accumulated profits for the year (R$131,423 million) and the profit retention reserve (R$47,006 million). This proposal is higher than the priority of the preferred shares. The surplus of cash due to the higher margins for the sale of oil and oil products, associated with the maintenance of the debt target and the absence of investments dammed by financial restriction, allowed the dividend proposal for 2022, in the amount of R$222,560 million, to be higher than the dividends calculated based on the shareholder compensation policy (R$123,452 million).
c) Periodicity of distribution of dividends:	<u>**The Company's Bylaws provide:**</u> The shareholders will be entitled, in each year, to dividends and/or equity interest, which may not be less than 25% (twenty-five percent) of the adjusted net income, in the form of the Brazilian Corporation Law, apportioned by the shares in which the Company's capital is divided (Article 8). The Company may, by resolution of its Board of Directors, anticipate amounts to its shareholders, as dividends or interest on equity, which are adjusted by the SELIC rate from the date of actual payment until the end of the respective fiscal year, as provided for in article 204 of the LSA (sole paragraph of Article 9).
d) Any restrictions on the distribution of dividends imposed by legislation or by special regulations applicable to the Company by contracts, judicial, administrative or arbitration decisions	Not applicable.

e) if the issuer has a policy of allocation of results formally approved, informing the body responsible for approval, date of approval and, if the issuer discloses the policy, locations on the world wide web where the document can be consulted	The Shareholders' Compensation Policy was approved by the Board of Directors on 11/24/2021. The document is available on the Company's Investor Relations website: www.petrobras.com.br/ri.

2.8 The directors must describe the relevant items not evidenced in the issuer's financial statements, indicating:

a. rules assets and liabilities held by the issuer, directly or indirectly, that do not appear on its balance sheet (off-balance sheet items), such as:

i. portfolios of receivables written off over which the entity has neither retained nor transferred substantially the risks and rewards of ownership of the transferred asset, indicating respective liabilities

ii. contracts for the future purchase and sale of products or services

iii. unfinished construction contracts

iv. contracts for future receipts of financing

The following table summarizes the off balance obligations as of December 31, 2022:

	Contractual Obligations Payments due per period (R$ million)				
	Total	*2023*	*2024-2025*	*2026-2027*	*2028 onwards*
Other contractual commitments					
Ship or pay natural gas	127,568	15,145	32,501	23,639	56,283
Contracted services	310,416	105,191	60,656	41,171	103,398
NG Purchase Commitment (1)	21,704	7,505	10,399	3,800	-
Commitments related to leases not yet initiated	416,962	114,932	85,875	-	216,155
Short-term lease financing	134	134	-	-	-
Purchase commitments	56,751	39,283	11,251	4,885	1,332
Total	933,535	282,190	200,682	73,495	377,168

1- On January 1, 2023, the Company entered into a new amendment to the natural gas supply agreement (GSA) with Yacimientos Petrolíferos Fiscales (YPFB). The contractual provision referring to the extension indicates an extension of the GSA until January 2026, on the basis of 20.00 million m³ per day, representing an estimated additional total value of US$3.81 billion for the period between January 2023 and January 2026. If the withdrawal occurs on the basis of the Daily Quantity Guaranteed by Petrobras (*take-or-pay*), which ranges between 14.00 million m³ per day and 5.60 million m³ per day (limits on a monthly basis), said extension will be extended, at most, until May 2028, representing an estimated additional total amount of US$3.47 billion for the period between January 2023 and May 2028.

b. other items not evidenced in the financial statements

There are no other items not evidenced in the financial statements that are not in the previous item.

2.9 In relation to each of the items not evidenced in the financial statements indicated in item 2.8, the directors must comment:

a. how such items change or may change the income, expenses, operating income, financial expenses or other items in the issuer's financial statements:

Contracts not evidenced in the financial statements are related to the Company's operating activities and the accounting record will result from the effective use of the good or service. Such items do not yet meet the criteria for recognizing liabilities, as they are obligations arising from contracts not yet fully fulfilled and, as a result, there is no recognition of the corresponding assets or expenses.

b. nature and purpose of the operation:

See item "a" above.

c. as the nature and amount of the obligations assumed and the rights generated in favor of the issuer as a result of the transaction:

See item "a" above.

2.10 The directors shall indicate and comment on the main elements of the issuer's business plan, specifically exploring the following topics:

a. as investments, including:

i. quantitative and qualitative description of ongoing investments and planned investments:

According to a material fact disclosed by the Company on November 30, 2022, Petrobras' Board of Directors approved the 2023-2027 Strategic Plan ("2023-27 SP"). In this context, the 2023-27 SP was prepared preserving the Company's vision, values and purpose. The business strategies were maintained, whereas the environmental, social and governance ("ASG") and innovation themes were enhanced, The 2023-27 SP consolidates Petrobras as the largest investor in the country and includes all projects that presented economic viability according to the company's governance and approval criteria, with no damming of projects due to budget constraints.

It is important to note that the 2023-27 SP may be amended by Petrobras' management at any time, even by influence of the Board of Directors' and the controlling shareholder, the Brazilian Federal Government.

The investments (CAPEX) planned for the period 2023-2027 are US$78 billion, 15% higher than the previous plan. This amount is higher than the average of the last six strategic plans, which was US$72 billion, and signals that investments have returned to the pre-covid level. CAPEX in the Exploration and Production (E&P) segment is 83% of the total, followed by Refining, Gas and Energy with 12%, Commercialization and Logistics with 2%, and 3% in Corporate. It should be noted that in addition to this US$78 billion, the Company will also allocate about US$20 billion in charters for new platforms, thus totaling almost US$100 billion in project resources. These investments do not include the portion of Petrobras' partners.

As for the multi-annual distribution of investment, it is observed that in the first years (short term) of the relevant CAPEX plan part is already committed, while in recent years there is a greater level of flexibility in relation to the commitments made. It is worth noting that over the life cycle of our projects, the level of maturity increases, and a greater proportion of CAPEX will be used.



RESILIENT INVESTMENTS TO SUPPORT GROWTH
CAPEX 2023-2027*
3%
2%
2%
10%
78
US$ billion
83%
US$ 4.4 billion (6%)
CAPEX for low carbon iniciatives
DISTRIBUTION
16
18
18
14
13
1.3
1.2
1.5
2.0
1.8
13.3
15.5
15.0
10.7
9.8
2023
2024
2025
2026
2027
Committed CAPEX
95%
90%
80%
56%
40%
Exploration & Production
Refining
Gas & Power
Trading & Logistics
Corporate

E&P's total CAPEX is US$64 billion, with about 67% earmarked for the pre-salt. The plan also highlights that E&P projects maintain the premise of dual resilience – economic and environmental: viable to scenarios of low oil prices in the long term (Brent of US$35 per barrel) and low carbon (carbon intensity commitment in the E&P portfolio of up to 15 $KgCO_2e$ per barrel of oil equivalent by 2030).

As can be seen in the figure below, the 2023-27 SP provided for the entry of 18 new platforms (FPSOs) in the period 2023-2027 - fourteen in the pre-salt and four in the post-salt. However, confirming Petrobras' expectations, the start of operation of FPSO P-71 was anticipated for December 2022. Thus, the new forecast is for the entry into operation of 17 FPSOs in that period, with eleven chartered, five owned and one not operated.

All units planned to start operations by 2026, in addition to one planned for 2027, are already contracted. Of the four operated units planned for the year 2027, three are in the planning phase for contracting. The Búzios field will receive the largest number of new units: seven new systems, consistent with the magnitude and high productivity of this asset.

Implementation of 18 FPSOs, about 50% of the world's FPSOs



2023
2024
2025
2026
2027
Itapu P-71 1
150 Mbpd
WI Petrobras: 100%
Mero 3 Mal. Duque de Caxias 2
180 Mbpd
WI Petrobras: 39%
Búzios 6 P-78
180 Mbpd
WI Petrobras: 89%
Búzios 9 P-80
225 Mbpd
WI Petrobras: 89%
Revit Albacora 2
120 Mbpd
WI Petrobras: 100%
Marlim 2 Anna. Nery 2
70 Mbpd
WI Petrobras: 100%
Búzios 7 Alm. Tamandaré 2
225 Mbpd
WI Petrobras: 89%
Mero 4 Alexandre de Gusmão 2
180 Mbpd
WI Petrobras: 39%
Búzios 10 P-82
225 Mbpd
WI Petrobras: 89%
Búzios 11 P-83
225 Mbpd
WI Petrobras: 89%
Búzios 5 Alm. Barroso 2
150 Mbpd
WI Petrobras: 89%
IPB Maria Quitéria 2
100 Mbpd
WI Petrobras: 100%
Búzios 8 P-79
180 Mbpd
WI Petrobras: 89%
SEAP 2 2
120 Mbpd
WI Petrobras: 86%
Marlim 1 A. Garibaldi 2
80 Mbpd
WI Petrobras: 100%
SEAP 1 2
120 Mbpd
WI Petrobras: 68%
Mero 2 Sepetiba 2
180 Mbpd
WI Petrobras: 39%
BM-C-33
126 Mbpd
WI Petrobras: 30%
Pre-salt under implementation
PPre-salt under procurement
Non-operated
Post-salt under implementation
Post-salt under procurement

1) Operation started in December 2022, early than planned.
2) Leased platform.

The plan considers total exploration investment of $6 billion, with the goal of pursuing new oil and gas frontiers, including opportunities in non-associated gas. This allocation will be mainly in the Equatorial Margin (an extensive region between the States of Rio Grande do Norte and Amapá), with 49% of investments, followed by the Southeast Basins (Santos, Campos and Espírito Santo Basins), with 45%. In addition, two

exploratory wells are planned in the Tayrona block of Colombia, where there was an important discovery of natural gas also in deep water.

The total CAPEX of the Refining and Natural Gas area totals US$9.2 billion, of which US$7.8 billion will be allocated in the Refining segment and US$1.4 billion in the Gas and Energy segment.

In the refining area, Petrobras continues to focus on the operational and energy efficiency of refineries (RefTop) and higher quality products, through the increase in the production capacity of S-10 diesel, and with a lower carbon footprint, especially investments in biorefining. Resources were secured for modernization investments in the downstream area, such as the dedicated BioQAV and diesel plant with renewable content and lower carbon footprint; and revitalization of the Gaslub Complex with a new plant for delivery of new generation lubricants. The Plan considers the capacity of 1.2 million barrels per day in 2027.

In the area of Gas and Energy, the 2023-27 SP highlights the continuity of its own gas trading strategy in a competitive manner, with commercial actions aligned with capacity increases, resulting from investments in infrastructure expansion and its own natural gas supply.

In the five-year period 2023-2027, the Commercialization and Logistics area will intensify its competitive performance in strategic markets in Brazil and abroad, with the capture of new customers and permanent search for the best opportunities to value its oils and products. Another focus of the area is the optimization of the logistics infrastructure, through the implementation of the ADVA LOG program, with the removal of bottlenecks in the flow of products and oils, optimization of inventories and reduction in fleet emissions indices. The CAPEX of the area provided for in the plan is US$1.6 billion.

For information on opportunities inserted in the Company's business plan related to ESG issues, see sub-item "d" below.

ii. sources of financing for investments:

The main premises for the 2023-27 SP financeability are:

(i) Competitive prices, aligned with the international market.

(ii) Reference cash is US$8 billion, higher than the Company's minimum cash, which is currently US$5 billion.

(iii) Dividends according to the Shareholders' Compensation Policy in force.

(iv) Gross debt reference range of $50 billion to $65 billion.

(v) Debt management: debt extension and maintenance at around $55 billion.

The Company adopts price scenarios, with the average Brent forecast for the five-year period of the 2023-27 SP of US$75/bbl and the average exchange rate for the same period of R$5/US$ in the base scenario of the plan.

It is important to note that the 2023-27 SP is self-financing for the next five years, with the Company's operating cash generation being the main source of financing for investments.

The figure below details the sources and uses foreseen in the horizon of the plan:



CASH FLOW - SOURCES AND USES
~52%[1] of cash generation returns to society
2023-2027 (US$ billion)
180 - 210
170 -190
10 - 20
Sources
Cash flow generation after taxes and judicial deposits[2]
Portfolio management[5]
180 - 210
65-70
65 -70
10 -15
0-5
35 -40
5 -10
Uses
Cash flow from investments[3]
Dividends (60% of OCF)
Potential extraordinary dividends
Net amortizations[4]
Leases amortizations
Financial expenses
RETURN TO SOCIETY 215 -235
Taxes and government take US$ 195-205 billion
Estimated dividends for the government US$ 20 -30 billion
1) Dividends paid to the Federal Government plus taxes and government take divided by cash flow generation before taxes.
2) Considers decommissioning costs of about US$ 1.5 billion/year.
3) Excludes leases classified as total CAPEX.
4) Considers funding of US$ 11 billion.
5) Impact of approximately 70 Kboed in 2023 production and approximately 150 Kboed in further years.

For more information on 2023-27 SP see Company's release "Petrobras approves 2023-2027 Strategic Plan" of November 30, 2022, in addition to the presentation of the plan, both filed with CVM and disclosed on the Company's website.

iii. relevant divestments in progress and planned divestments:

Active portfolio management, through the establishment of strategies to operate in strategic partnerships, acquisitions and divestments, results in an additional source of funds for the Company when there is a sale of minority, majority or entire positions in some subsidiaries, subsidiaries, joint ventures, affiliates and assets, to strategic or financial investors or through public offerings.

The Company follows a system of divestments, in line with current legislation, with the following steps, disclosed to the public:

Opportunity Disclosure (Teaser)	This is when the intention of divestment is made public, and potential interested parties are invited to take part in the bidding process.
Beginning of the Non-Binding Phase (When Applicable)	Optional step used to identify and select the participants who are truly interested in the acquisition and that see greater value in the assets/companies.
Beginning of the Binding Phase	Step where the best offer made by the interested parties is selected in order to maximize the value of sales.
Granting Exclusivity in the Negotiation (When Applicable)	Optional step, which occurs when exclusivity is formally granted to a potential buyer after the binding phase.
Transaction Approval by Senior Management (Executive Board and Board of Directors) and Signing of Agreements	Step that entails the signing of purchase and sale (or assignment of rights) agreements which contain the conditions of the transaction, including the conditions precedent for closing.
Closing of the Transaction	Step during which the transaction is concluded with the fulfillment of the conditions precedent set forth in the agreement.

The following table shows the amounts of the main transactions that were completed in the period from January 1, 2022 to March 6, 2023:

Signed date	*Closing Date*	*Transaction*	*Nominal Value (US$ million)*[1]
07/05/2021	02/04/2022	Sale of the entire interest in a set of seven concessions of land and shallow water fields located in the state of Alagoas, jointly called Polo Alagoas.	300
12/17/2020	05/10/2022	Sale of all interests in 14 onshore exploration and production concessions, located in the state of Bahia,	250

		jointly called Polo Recôncavo.	
04/28/2022	07/05/2022	Full sale of the interest (27.88%) in Deten Química S.A. (Deten).	117[2]
07/28/2021	07/11/2022	Full sale of the interest (51%) in Petrobras Gas S.A. (Gaspetro).	394[2]
01/29/2021	08/03/2022	Sale of the entire interest in the Peroá and Cangoá production fields, jointly called Polo Peroá (Peroa Complex), in the BM-ES-21 concession, located in the Bacia do Espírito Santo (Espírito Santo Basin.)	55
08/14/2020	08/05/2022	Total assignment of the rights of the land fields of Fazenda Belém and Icapuí, located in the Bacia Potiguar, jointly called Polo Fazenda Belém.	35
11/11/2021	11/04/2022	Sale of assets in refining and associated logistics Unidade de Industrialização do Xisto (SIX) in Paraná.	33
08/25/2021	11/30/2022	Sale of assets in refining and associated logistics at the Refinaria Isaac Sabbá (REMAN)	189.5

		(Isaac Sabbá Refinery (REMAN)) in Amazonas.	
12/23/2021	12/20/2022	Sale of the total participation in a set of 11 concessions of land fields located in the Sergipe-Alagoas basin in the state of Sergipe, jointly called Polo Carmópolis.	1,100
07/12/2021	12/22/2022	Sale of the entire stake in the Papa-Terra field, located in deep waters in Bacia de Campos.	105.6
04/28/2022	01/26/2023	Sale of the interest in the Albacora Leste field, located in the Bacia de Campos, north coast of the state of Rio de Janeiro.	2,201
Total			***4,780***

(1) Considers the values of the contracts at the signing of the transactions,
(2) These transactions were traded in Brazilian Reais, Thus, for purposes of composition in the table, the amounts were converted at the exchange rate (PTAX) of the date of signature of the transaction,

In the following table are the main signed contracts related to transactions that have not yet been completed, as they await the fulfillment of contractual and legal conditions precedent (updated until 03/06/2022):

Signed date	*Transaction*	*Nominal Value[1] (US$ million)*
07/09/2020	Sale of the entire interest in the Pescada, Arabaiana and Dentão fields located in shallow waters of the Potiguar Basin (Polo Pescada), in the state of Rio	2

	Grande do Norte.	
01/31/2022	Sale of the total participation in a set of 26 concessions of land and shallow water fields located in the Potiguar basin and also the Clara Camarão refinery, in the state of Rio Grande do Norte, jointly called Polo Potiguar.	1,385
02/23/2022	Sale of total participation in a set of 4 land field concessions located in the Espírito Santo basin, in the state of Espírito Santo, jointly called Polo Norte Capixaba.	544
05/25/2022	Sale of assets in refining and associated logistics at the Northeast Lubricants and Petroleum Derivatives refinery (LUBNOR), in Ceará.	34
06/24/2022	Sale of the entire stake in two sets of deepwater maritime concessions in the post-salt, called Polo Golfinho and Polo Camarupim,	75

		located in the Espírito Santo Basin.	
Total			**2.,040**

(1) Amounts subject to adjustment at closing of the transaction,

The following table presents other relevant competitive processes that were announced to the market by the Company (updated until 03/06/2023):

FASES	Summary Scope of Transactions
TEASER AND NON-BINDING PHASE	Sale of the shareholding in Petrobras Operaciones S.A. (POSA), a wholly owned subsidiary of Petrobras in Argentina and holding a 33.6% interest in the Campo de Rio Neuquén (Rio Neuquén Field.)
	Sale of onshore fiber optic network spread across several Brazilian states.
	Sale of assets in refining and logistics associated with: Refinaria Abreu e Lima (Abreu e Lima Refinery) (RNEST) in Pernambuco, Presidente Getúlio Vargas Refinery (REPAR) in Paraná and Alberto Pasqualini Refinery (REFAP) in Rio Grande do Sul.
	Sale of the total interest (18.8%) in the company UEG Araucária S,A, (UEGA), located in the state of Paraná.
BINDING	Sale of the entire 20% interest held by its subsidiary Petrobras America Inc, (PAI) in the company MP Gulf of Mexico, LLC. (MPGoM), located in Texas, USA, holds offshore fields in the Gulf of Mexico.
	Sale of mining rights for research and mining of potassium salts located in the Amazon Basin.
	Full sale of the stake (34.54%) in Metanor.
	Sale of the entire interest in the Uruguá and Tambaú fields, located in the Santos Basin, in the State of Rio de Janeiro.
	Sale of the total participation in a set of 28 concessions of land fields located in the Recôncavo and Tucano basins in the state of Bahia, jointly called Polo Bahia Terra.
	Full sale of the interest in Petrobras Colombia Combustibles (PECOCO).
	Full sale of a stake (51%) in Transportadora Brasileira Gasoduto Bolívia-Brasil (TBG).
	Full sale of interest (25%) in Transportadora Sulbrasileira de Gás S.A. (TSB).
	Sale of all shares in 11 production fields located in shallow waters in the Campos Basin, jointly called Polo Garoupa.
	Full sale of the interest (100%) in Petrobras Biocombustíveis S.A. (PBIO), including three biodiesel plants.
	Sale of the entire interest in two electric power generation companies: Brasympe Energia S.A. ("Brasympe") and Energética Suape II S.A. ("Suape II").
	Sale of the entire interest in the Manati field, a concession for offshore production in shallow waters located

	in the Camamu Basin, in the State of Bahia.
	Sale of the entire interest in the Tuna, Curimã, Espada and Xaréu Fields, offshore production concessions in shallow waters located in the Mundaú sub-basin, in the State of Ceará.
	Sale of the entire 20% interest held by its subsidiary Petrobras America Inc. (PAI) in the company MP Gulf of Mexico, LLC. (MPGoM), located in Texas, USA, holds offshore fields in the Gulf of Mexico.
	Sale of mining rights for research and mining of potassium salts located in the Amazon Basin.
	Full sale of the stake (34.54%) in Metanor.
	Sale of the entire interest in the Uruguá and Tambaú fields, located in the Santos Basin, in the State of Rio de Janeiro.

Agreements with CADE

In 2019, the Company signed two agreements with the Conselho Administrativo de Defesa Econômica (CADE) (Administrative Council for Economic Defense (CADE)) in the form of Termination Commitment Terms: (a) one that consolidates understandings between the parties on the execution of divestment in refining assets in Brazil; and (b) another aimed at promoting competition in the natural gas sector in Brazil.

Refining

With the execution of the refining agreement, among other commitments, Petrobras committed to divest approximately 50% of the Company's refining capacity, which represents the sale of eight refining units (REPAR, REFAP, RLAM, RNEST, REGAP, LUBNOR, REMAN and the shale processing unit – SIX), with its associated logistics, through competitive processes.

The agreement also provides that (a) RLAM and RNEST; (b) REPAR and REFAP; and (c) REGAP and RLAM cannot be acquired by the same buyer or Companies of the same economic group.

The schedule and compliance with the commitments assumed with CADE are accompanied by an external agent who was hired by the Company, in accordance with the specifications established by mutual agreement.

Regarding the progress of the divestment processes of the eight refining units, the sales of RLAM, SIX and REMAN have already been completed and the contract for the sale of LUBNOR has been signed. Regarding RNEST, REPAR and REFAP, new competitive processes were initiated on 06/30/2022. With regard to REGAP, the first competitive process was terminated without success due to the conditions of the proposal presented falling short of Petrobras' economic and financial assessment, as communicated to the market on 11/17/2022.

Natural Gas

The agreement signed in July 2019 provides for the Company's commitment to sell the following equity interests:

i. *Nova Transportadora do Sudeste S.A. (NTS) - 10%;*

ii. *Transportadora Associada de Gás S.A. (TAG) - 10%;*

iii. *Transportadora Brasileira Gasoduto Bolivia-Brazil S.A. (TBG) - 51%; and*

iv. *Indirect interest in gas distribution companies, either by selling its 51% stake in Gaspetro, or by selling its indirect interests in distribution companies.*

With regard to this commitment, the sale of the interest in NTS and the interest in TAG and the interest in Gaspetro has already been completed. With regard to the process of selling the stake in TBG, it is in a binding phase.

As disclosed to the market on March 1, 2023, Petrobras received a letter from the Ministry of Mines and Energy (MME) requesting the suspension of the sales of assets for 90 (ninety) days, due to the re-evaluation of the National Energy Policy currently in progress and the establishment of a new composition of the National Energy Policy Council (CNPE), respecting the Company's rules of governance, commitments made with government entities and without putting at risk insurmountable interests of Petrobras. The Board of Directors will analyze the ongoing processes, from the standpoint of civil law and within the rules of governance, as well as any commitments already made, their punitive clauses and their consequences, so that the governance bodies can assess potential legal and economic risks arising, subject to the rules of secrecy and other applicable governing rules.

On March 17, following this release, the Company informed the market that the Executive Board sent to the Board of Directors the following proposal for a response to the MME: "we have made a preliminary study on the divestment processes in progress and, so far, we have not found grounds by which the projects in which contracts have already been signed (signing) should be suspended. The processes in which no contracts have been signed will continue to be analyzed.

Facts deemed relevant will continue to be disclosed to the market.

b. As long as already disclosed, indicate the acquisition of plants, equipment, patents or other assets that should materially influence the issuer's productive capacity

In 2022, Petrobras acquired the exploration and production rights to three exploration blocks: Água Marinha and Norte de Brava - both in the Campos basin, and Sudoeste de Sagitário, in the Santos basin. Regarding the Água Marinha block, Petrobras exercised its preemptive right to be the operator with a 30% stake. The other consortium members are TotalEnergies (30%), Petronas (20%) and Qatar Petroleum (20%). In the North block of Brava, Petrobras acquired the right to be the operator with a 100% stake. With regard to the Southwest Sagittarius block, Petrobras acquired the right to be the operator with a 60% stake, having Shell as a partner (40%).

Petrobras has finalized the contracting of three new offshore platforms of the FPSO (floating oil production, storage and transfer unit) type. As a result of the advancement of the Búzios field development project, in the Santos Basin pre-salt, a contract was signed for the construction of platforms P-80, P-82 and P-83, which will operate the 9th, 10th and 11th modules of the field.

The FPSOs will have an oil processing capacity of 225,000 bpd and 12 million m³ of gas per day, in addition to a storage capacity of more than 1.6 million barrels. The units were contracted with Petrobras' Basic High Capacity Project, a new generation of the Company's platforms, with high production capacity and innovative technologies to reduce carbon emissions.

In the Refining and Gas segment, Petrobras has finalized the contracting for the construction of the new Diesel Hydrotreating Unit (HDT) at the Paulínia Refinery (Replan). With the start-up of the plant, Replan will be able to increase its production of S-10 diesel by 63,000 bpd and aviation kerosene by 12,500 bpd, aiming to meet the specifications and quantities demanded by the market. In this way, all diesel produced in the refinery will be low sulfur.

Petrobras also signed a contract for the completion of the Unidade de Abatimento de Emissões Atmosféricas (SNOx) da Refinaria Abreu e Lima – RNEST(Atmospheric Emissions Abatement Unit (SNOx) of the Abreu e Lima Refinery – RNEST), a unit responsible for reducing atmospheric emissions of sulfur and nitrogen oxides (SOx and NOx) from the refinery. The completion of this installation will meet the conditions of the operating license and allow the increase of the load processed by RNEST to 115 thousand barrels per day.

For the other segments, there was no acquisition of plants, equipment, patents or other assets that should materially influence the issuer's productive capacity in the period.

c. **New products and services, indicating:**

i. description of the research in progress already disclosed

The Company has a successful track record in developing and deploying innovative technologies ranging from oil basin exploration, deepwater production systems

deployment to refining and production of petroleum products, As a result, it has won the Distinguished Achievement Award for Companies four times (1992, 2001, 2015 and 2020), awarded annually by the Offshore Technology Conference (OTC). In 2019, the Brazilian edition of the conference (OTC Brazil) awarded him the Distinguished Achievement Award.

Petrobras is investing in digital technologies to optimize refinery operations even more efficiently, flexibly and safely. Research Development and Innovation ("RD&I") projects seek the development of new technologies to modernize refineries, aiming to achieve the first quartile in energy efficiency, conversion and reliability.

In addition, Petrobras' portfolio of RD&I projects supports market diversification initiatives, in a context of energy matrix transition, to prospect new revenue potentials where technology is a differential, such as carbon capture, use and storage, biofuels and renewable products, as well as the development of new products and marketing models, Petrobras operates a center dedicated to research, development and innovation (CENPES), which is one of the largest in the energy sector, as well as one of the largest in the southern hemisphere. Cenpes facilities have a total area of 308,000 m², with 116 laboratories and more than 4,600 equipment, including state-of-the-art equipment. As of December 31, 2022, Cenpes had 1,053 employees, of which 90.6% were exclusively dedicated to the RD&I area.

The Company also has semi-industrial scale test plants located near industrial units, which aim to accelerate prototyping and scale up the development of new technologies at reduced costs.

With the mission of "imagine, create and make today the future of Petrobras", Cenpes works in partnership with national and foreign universities and research institutions, suppliers, startups and other operators and aims to develop technologies to enable the fulfillment of the Strategic Plan, in addition to anticipating trends that can create strategic options.

Currently, about 30% of the R&D portfolio makes intensive use of digital technologies such as big data, high-performance computing and artificial intelligence.

The main results in research and development obtained by Petrobras in 2022 were:

- Developed and implementation of technologies that allowed optimization of investments, cost and uncertainties reduction, such as the mitigation of fouling by magnetic fields, the use of more efficient adsorbents for dehydration of natural gas, new drilling fluids and the new geological model for the Búzios field.

- Development and implementation of technologies that contributed to increased operational safety, such as the new Digital Twin Anchoring module, the interconnection of risers in FPSOs without the use of divers and the new system for bottom hole interconnections.

- Development of new products with a lower carbon footprint, such as Diesel R5, in the commercialization phase, Aviation biokerosis, in the testing phase at REPAR, and the new CAP-PRO asphalt.

ii. *total amounts spent by the issuer on research for development of new products or services*

In 2022, the Company spent R$4.087 billion on R&D

iii. *projects under development already disclosed*

See item 2.10.c.i

iv. *total amounts spent by the issuer on the development of new products or services*

See item 2.10.c.ii.

d. opportunities embedded in the issuer's business plan related to ESG issues

The 2023-27 SP integrated the ESG elements into a single vision, synthesizing Petrobras' position on the matter. The ESG mandala directs planning and engagement with stakeholders and is aligned with the Company's strategic elements and objectives. Four strong ideas are highlighted: (a) reduce the carbon footprint; (b) protect the environment; (c) take care of people; and (d) act with integrity. For each of these ideas, the Company identified a set of relevant themes that support and direct its actions, projects, programs and related commitments.


REDUCE OUR CARBON FOOTPRINT
PROTECT THE ENVIRONMENT
ACT WITH INTEGRITY
CARE FOR PEOPLE
ENVIRONMENTAL
GOVERNANCE
SOCIAL
Delivering sustainable results for a society in transition, by acting with social and environmental responsibility, safety, integrity, and transparency

The commitments related to each of the four force ideas were consolidated into a single list, aligned with the concept of integrated ESG:

REDUCE CARBON FOOTPRINT	**AMBITION:** Neutralize emissions (scopes 1 and 2) in activities under Petrobras' control and influence partners to achieve the same ambition in non-operated assets, by 2050. - Reduction of total operational absolute emissions by 30% until 2030. - Zero routine flaring by 2030. - Reinjection of 80 million tCO_2 by 2025 in CCUS projects. - Greenhouse Gas (GHG) intensity in the E&P segment: achieve portfolio intensity of 15 $kgCO_2e$/boe by 2025, maintained 15 $kgCO_2e$/boe by 2030. - GHG intensity in the Refining segment: achieve GHG intensity of 36 kgCO2e/CWT by 2025 and 30 kgCO2e/CWT by 2030. - Consolidation of the 55% reduction in the intensity of methane emissions in the upstream segment by 2025, reaching 0.29 t CH4/thousand tHC.
PROTECT THE ENVIRONMENT	- Reduction of 40%[1] of Petrobras' freshwater capture by 2030. - Reduction of 30% in the generation of solid process waste by 2030. - Allocation of 80% of solid waste from processes to transport routes RRR[2] by 2030. - 100% of Petrobras facilities with a biodiversity action plan by 2025.

1) Related to 2021.

2) Reuse, recycling and recovery.

TAKE CARE OF PEOPLE		• Measure and publicize the social return of at least 50% of voluntary socio-environmental projects (until 2025). • Keep socioeconomic diagnosis of communities up to date (up to 3 years) in 100% of operations (from all business units and portfolio refineries). • Promote human rights (HR) and expedite operations (100% training of employees in HR and 100% of operations with due diligence in HR) by 2025. • Promotion of diversity, providing an inclusive work environment. • Development of impact initiatives that contribute to the solution of social and/or environmental problems, involving opportunities to work with our stakeholders, customers of Petrobras products. • Promotion of safe operations, based on the protection of life, training 100% of leadership in mental health and continuing to promote the well-being of more than 38,000 employees.
ACT WITH INTEGRITY		• Adoption of a governance model that allows for a balance between efficiency and control. • Promotion of an environment of reference in Ethics, Integrity and Transparency at Petrobras. • Fostering the adoption of ESG practices with stakeholders from Petrobras.

The investments of the 2023-27 SP include the amount of US$4.4 billion (6% of total CAPEX) in projects aimed at low carbon initiatives. Of this total, US$3.7 billion is planned for decarbonization initiatives of the Company's operations (scopes 1 and 2), with US$0.6 billion allocated to the Decarbonization Fund (an increase of US$0.35 billion compared to the previous plan), with the objective of developing new decarbonization opportunities, while US$3.1 billion is allocated to CO2 separation and reinjection (CCUS / EOR), methane detection systems, All Electric configuration, gas recovery system, including closed flare, energy efficiency, carbon reduction projects in refineries (Reftop Program) and decarbonization R&D projects.

In order to support the trajectory of emissions neutrality, the 2023-27 SP was reinforced by the Petrobras Carbon Neutral Program and the Decarbonization Fund, which aims to finance decarbonization solutions that reduce emissions at the lowest cost and high impact on carbon mitigation.

In addition, the Company plans investments of US$0.6 billion in biorefining initiatives, which foresee projects for the production of a new generation of more modern and sustainable fuels with renewable content, in addition to US$0.1 billion in R&D for new skills.

It should also be noted that the Company is implementing a green recycling policy for decommissioning platforms, in line with the best ESG practices available on the market.

Advancing initiatives aimed at profitable diversification in other segments, in 2022 the Company implemented governance mechanisms specific to the subject. In addition, he mapped and characterized the most promising businesses of the energy transition, from his perspective, and gathered all his expertise in these businesses. In addition to the efforts to offer products with a lower carbon footprint, especially biorefining, the 2023-

27 SP brought as an evolution the businesses that were indicated by a multicriteria analysis, among several studied, as the most suitable for deepening in their studies: offshore wind, hydrogen and carbon capture.

2.11 Comment on other factors that have materially influenced operational performance and that have not been identified or commented on in the other items of this section

In this item, the Company discloses information on sponsorships, advertising expenses, partnerships and agreements, as well as the criteria used to allocate resources for such expenses.

Sponsorship

Petrobras' sponsorship strategy is structured based on continuous corporate programs and lines of action that define priorities in the cultural, sports, and business, science and technology areas. The performance in sponsorship in these areas is defined by the Executive Management of Communication and Brands and approved by the Executive Board. The lines of action of sponsorship, as well as its advertising actions, aim to strengthen the image and reputation of the Company before its stakeholders.

In the sphere of cultural, sports and business, science and technology sponsorships, Petrobras invested R$48.2 million in 2022. Of this total, R$23 million was made with tax incentives.

Proposals for cultural, sporting and business sponsorships, science and technology are received via public selection or direct choice. The public selection of projects corresponds to a broad and transparent process, with its own regulations, national dissemination and collegiate selection committees for the choice of projects to be developed. In the direct choice, projects are forwarded directly to Petrobras using its own system for sponsorship management, and must meet the criteria of analysis and adequacy for contracting, as well as relevance to achieve the Company's objectives.

Proposals for sponsorship projects go through several processes of technical and documentary analysis prior to the start of contracting – in order to ensure the transparency and compliance of the decision to contract the opportunity in question - ensuring that governance and compliance procedures are followed, mitigating risks and avoiding possible conflicts of interest.

If they meet the criteria and are considered relevant – they are sent for recommendation by the Statutory Technical Committee on Institutional Relations and Sustainability (CTE-RIS) and subsequent approval by the Director of Institutional Relations and Sustainability (DRIS).

In addition, the Integrity Due Diligence (DDI) analysis of the counterparties is carried out to know and assess the integrity risks inherent in the Company's relationship with the holders of sponsorship or agreement opportunities. The result of the DDI is expressed by the Integrity Risk Degree (GRI). In addition, the projects also undergo analysis and verification of prior compliance by the Special Secretariat of Communication – SECOM.

After signing sponsorship contracts for the implementation of the projects, the Company maintains internal control procedures for execution and monitoring, with the objective of strengthening ethical action and preventing acts of fraud and corruption.

In the cultural sphere, sponsorships are related to innovative Brazilian projects with image return potential and aligned with our brand strategy, with an investment of R$27.5 million in 2022. The sponsored projects follow lines of action focused on music, performing arts, audiovisual and multiple expressions. The Company opened in 2022 the Petrobras Multiple Expressions Call, which selected 15 projects with the themes: Brazilian art/culture, popular culture/regionalities, Brazilian folklore and Brazilian history.

It is worth mentioning the sponsorship, for more than 30 years, of the Petrobras Symphony Orchestra, which since 2020 has been consolidating its digital presence as a strategy to reach the public.

In sports sponsorships, investments are aligned with the positioning of the brand, in order to favor the perception of Petrobras as a dynamic company with high technical capacity. In 2022, the Company continued to sponsor Team Petrobras, signing a new contract effective until 2024, with a contribution of R$3.7 million, to sponsor the training of Olympic sports athletes, who will represent Brazil at the Olympic and Paralympic Games in Paris 2024. The project guarantees broad visibility for the Petrobras brand, participation of athletes in live or face-to-face actions and activation in social networks, always associating the Company with positive attributes such as high performance, teamwork, achievement of goals, overcoming challenges, positive results, among others.

In 2022, Petrobras invested about R$17 million in sponsorships for business, science and technology events, intensifying the relationship with partners, investors, customers, the academic and scientific community.

In the socio-environmental sphere, Petrobras invested, in 2022, R$121 million in voluntary social and environmental projects, including the investment of R$10 million in the Living Forest Initiative.

In addition to socio-environmental investment, the Company made cash donations to help families in situations of social vulnerability in five regions of the country, through

the donation of R$263 million that contributed to the acquisition of cooking gas, associated, when possible, with the delivery of food items.

In addition, the Company donated R$9 million to carry out emergency actions to support the acquisition of inputs necessary for the response and recovery of the affected locations and service to people in situations of social vulnerability, caused or aggravated by the floods that occurred in the states of Bahia, Minas Gerais, Pernambuco and in the municipality of Petrópolis, in the state of Rio de Janeiro, reaching the amount of 272 million reais in donations in 2022.

The themes worked in 2022 in the Petrobras Socio-Environmental Program are aligned with what was foreseen in the 2022-2026 Strategic Plan, as well as with the Sustainable Development Goals, in particular, SDG 4 (Quality Education), SDG 8 (Decent Work and Economic Growth), SDG 14 (Life in Water) and SDG 15 (Land Life).

The Company prioritizes investments in territories where it develops its operations, in addition to focusing on the low-carbon transition strategy and the Company's offshore operations. Thus, the four current lines of action are Education, Sustainable Economic Development, Ocean and Forests, and the cross-cutting themes that should be prioritized by socio-environmental projects are early childhood, human rights and innovation.

In this model, the purpose of socio-environmental investment is to contribute to the communities where the Company operates and to the sustainability of the business, supporting socio-environmental initiatives that generate value for Petrobras and society.

Reinforcing the performance of socio-environmental investments in blue carbon, Petrobras also launched, in November 2022, in partnership with BNDES and with the execution of FUNBIO, the Manguezais do Brasil Notice, the first of the Living Forest Initiative. In this notice, R$44.4 million in funds from Petrobras and BNDES will be made available.

Finally, in 2023 the Company launched the largest public selection in the history of Petrobras' socio-environmental investments. The selection process will be divided into two stages and, in total, R$432 million will be invested in more than 50 projects.

It is worth noting that monitoring the perception of corporate reputation shows that those who are aware of the company's sponsorship projects - whether social, environmental, cultural or sports - have a higher perception than those who are not. Although this reputational delta varies from quarter to quarter in the survey's history, the difference shows the relevance of these projects for Petrobras' reputation.

The Petrobras Socio-Environmental Program is aligned with the Company's Social Responsibility Policy, which advocates the commitment to provide energy, respecting

human rights and the environment, relating responsibly to communities and overcoming sustainability challenges.

The values of socio-environmental investments, and in cultural, sports and business sponsorship, science and technology can be seen in the following table:

Investments (millions of R$)	Socio-environmental	Cultural	Sports	Business, Science and Technology (NTC)	Total
	121[1]	28[2]	4	17[3]	170

1) 19% of the amount corresponds to resources via incentive law.
2) 84% of the amount corresponds to resources via incentive law.
3) 3% of the amount corresponds to resources via incentive law.

Advertising

Petrobras' institutional advertising actions are:

- Strategically and tactically planned in annual cycles, in a manner fully aligned with the current communication plan, which, in turn, is unfolded from the Company's Strategic Plan.

- Developed based on the defining elements of the Petrobras brand positioning.

- Carried out always respecting and valuing the ethnic, geographical, gender, age and disability diversity, in addition to combating any form of discrimination, disrespect or embarrassing situation, in compliance with the laws and the Brazilian Code of Advertising Self-Regulation, which establishes the ethical standards applicable to advertising and propaganda, in particular to the articles listed below:

    - *Article 1 - Every advertisement must be respectful and conform to the laws of the country; it must also be honest and true.*

    - *"Article 2 - Every advertisement must be prepared with the due sense of social responsibility, avoiding accentuating, in a derogatory way, social differentiations arising from the greater or lesser purchasing power of the groups to which it is intended or which it may eventually reach."*

    - *Article 20: No advertisement shall favor or encourage any kind of racial, social, political, religious or national offence or discrimination.*

The planning and execution of Petrobras' advertising actions are carried out today by advertising agencies contracted via public tender.

In 2022, the total amount spent on advertising was R$92 million. Petrobras' contract expenses are listed on its Transparency Portal (Advertising I Transparency Portal I Petrobras), as well as the total spending on advertising in recent years.

Partnerships and Agreements

Regarding partnerships and agreements, the Company supports technological cooperation with universities and science and technology institutes, companies, startups and other operators, in search of high-impact solutions in value generation, establishing technological partnerships through terms of cooperation. Among its actions to leverage productivity in RD&I, the following stand out:

i. The 'Connections for Innovation' Program is Petrobras' open innovation program, created to accelerate technological development and add value to the Company. The main objective of the program is to find the best partners to cooperate and develop, test or commercialize technologies, thus increasing competitiveness and transparency in processes and providing a better incentive to align the innovation ecosystem.

The program has an external website (https://tecnologia.petrobras.com.br) to disclose various opportunities to engage partnerships with Petrobras and is composed of different modules, designed for specific types of opportunities related to three main variables: (a) the target audience (students, universities, technology institutes, startups, large companies, etc.); (b) the business model; and (c) the TRL (technology Readiness Level). The modules and main achievements of the program in 2022 were:

- Open Lab Module: concentrates opportunities for open source software development through GitHub. This modality of software development began in 2022 and by the end of the year two repositories were published.

- Technological Orders Module: concentrates opportunities ranging from TRL 2 to TRL 7 ("TRL" or "Technology Readiness Level"), allowing the Company to assume the technological risk in the technology development phase, enabling the union of the development and expansion phases, making them more attractive to companies. Three new contracts were signed for the development of: (a) tool for detecting damage to flexible pipelines caused by SCC-CO2; (b) petrochemical processing technologies; and (c) digital twin of artificial elevation and flow guarantee.

- **Technology Transfer Module:** in this module Petrobras offers licensing agreements for its technologies, thus increasing the number of companies able to provide services from Petrobras technologies, in exchange for royalties, Nine new licensing agreements were signed.

- **Ignition Module**: this module promotes the partnership with a Brazilian university to encourage experimentation, challenging young people to co-create solutions for the digital transformation of the oil and gas sector, In 2022, 24 students participated in three cycles of ideation and experimentation, focusing on carbon footprint challenges, digital twins and wearables for offshore operations and safety.

- **Startups Module:** seeks to develop solutions and business models of startups and innovative small companies through innovation projects. The projects successfully completed have the possibility of carrying out field tests of the pilot batch or pioneering service. In 2022, the Company launched the fourth public call for startups and selected 23 companies to work on 19 challenges, representing a total investment of more than US$3 million. In this edition, there were challenges in robotics, carbon reduction, digital technologies, corrosion, geological modeling and inspection technologies.

- **Solution Acquisition Module:** aims to test innovative solutions that have been developed by the innovation ecosystem through innovative solution public contracts (CPSI). Each CPSI can reach the value of US$300,000 for testing the solutions. In 2022, Petrobras signed the first CPSI, published 12 opportunities and signed 11 contracts of this type, representing a total investment of more than US$1.5 million.

- **Technological Partnerships Module:** this module offers Technological Cooperation Agreements ("TCAs") focused on low TRLs, thus requiring strong engagement with academia. In 2022, the Company signed 227 new TCAs, most with Brazilian technology institutes, representing a total investment of more than US$170 million.

- **Residents Module:** created to increase interaction with external partners (universities, technology companies and R&D centers), improve synergy and streamline internal projects and learning curves associated with emerging technologies, through this module, researchers from current partnerships work directly at Petrobras' research center. In 2022, 17 researchers worked at Petrobras facilities with access to laboratories, software, computational

capacity and internal database. Petrobras is structuring the next phase, which will allow the registration of foreign researchers. Through this module, the Company intends to strengthen the connection with researchers from all over the world, generating more value and innovation for the business.

ii. *The use of channels of engagement and articulation with these actors, such as technical meetings with institutional representatives and researchers from the academic-scientific community; promotion of internal and external workshops to generate innovative ideas; and holding lectures with universities and research institutes aimed at presenting Petrobras' current technological challenges.*

iii. The Science without Borders Cooperation Protocol (PCSF), in which Petrobras, capes and CNPq are signatories, is a program of the Federal Government. The contribution of funds was made until 2018 and the consumption of the amounts may occur until the end of the agreement, scheduled to be closed in 2023, when there will be accountability.

PÚBLICA

VERIFICATION OF LEGAL AND STATUTORY REQUIREMENTS AND PROHIBITIONS REQUIRED FOR THE APPOINTMENT OF PETROBRAS'S BOARD OF DIRECTORS MEMBER

The appointment of a member of Petrobras' Board of Directors, whether by the controlling shareholder, or by the minority shareholders, must fully comply with the requirements and prohibitions imposed by the Brazilian Corporation Law, Law No. 13,303 of June 30, 2016, Decree No. 8,945 of December 27, 2016, Petrobras' Bylaws and the Policy for the Appointment of Members of the Senior Management and Fiscal Council ("Appointment Policy"): https://api.mziq.com/mzfilemanager/v2/d/25fdf098-34f5-4608-b7fa-17d60b2de47d/573fc239-eb11-a00e-7503-5d75f777c05c?origin=2, otherwise its tenure will not be granted.

As provided in art.37 of CVM Resolution No. 81, of March 29, 2022 ("Resolution 81"), for indications to be included in the remote voting form, these must be made by shareholders at least 25 (twenty-five) days prior to the date of the General Meeting.

For the names of candidates to be eligible to run for a seat on the Board at the Meeting, pursuant to the provisions of art. 21, § 4 of the Bylaws, the nominations of candidates made by minority shareholders must be made within 16 (sixteen) business days prior to the date of the General Meeting, that is, by 04/03/2023, by means of the delivery of the Forms contained in the Attachments below, duly filled out, as well as the documentation listed therein, in order to attest compliance with the requirements.
The nominations should be forwarded to the following e-mail addresses: indicacoes@petrobras.com.br and assembleias@petrobras.com.br.

Once all documentation has been received, the People´s Committee ("COPE"), acting in compliance with art. 21, item 1 of Decree no. 8,945/2016, will analyze the information provided by the nominee, in accordance with the form and supporting documentation, advising shareholders on the compliance with the requirements and non-occurrence of prohibitions for the position as established in Law no. 6,404/76, Law no. 13,303/16, Decree no. 8,945/16, the Bylaws and the Appointment Policy.

Exceptionally, indications made by shareholders on a date later than 16 (sixteen) working days, and which do not have time for analysis by COPE, will be analyzed by the Secretary of the Assembly or by the Board of Directors, with the assistance of the referred Committee, as provided in art. 22, §4º, of Decree no. 8.945/16.

In the event of analysis of the requirements by the Secretary of the Assembly or by the Board of Directors, the candidate's investiture will be conditioned to the analysis of the additional requirements provided for in Annex II by COPE and the recommendation for approval by this Committee, as provided for in item 4.6.5.1 of Petrobras' Nomination Policy.

Also under the terms of item 4.6.5.2 of the Nomination Policy, should COPE not recommend the approval of the candidate whose requirements analysis was carried out as per item 4.6.5, the position will remain unfilled and a new general meeting will be convened for its filling.

Annex I: Form of the Ministry of Economy – Senior Management Registration – Executive Officers or member of the Board of Directors;
Annex II: Annex A of Petrobras Indication Policy - Petrobras Indication Requirements Form;
Annex III: ; CVM Statement and Law 13.303/2016;
Annex IV: Statement on Politically Exposed Person;
Annex V: Items 12.5 to 12.10 of the "Formulário de Referencia".

ANNEX I

MINISTRY OF ECONOMY
Special Department for Privatization and Divestment
Department for the Coordination and Governance of State-Owned Companies

MANAGER'S REGISTRATION – Executive Officer or Board of Director Member

Verification of the legal and statutory requirements and prohibitions required for the appointment of a Director - Board of Directors or Officer - of a state-owned company whose gross operating revenue is equal to or greater than R$ 90 million. Form prepared in accordance with Law No. 13,303, of June 30, 2016, and Decree No. 8,945, of December 27, 2016.

Important

(i) All pages of this form must be initialed/signed by the nominee, except the last one, which must necessarily include his/her signature. The form may be signed digitally (Ordinance SEST/SEDDM/ME No. 10.397, of August 26, 2021).
After being filled out, initialed and signed, the form must be scanned and will compose a single file along with the supporting documentation of the qualifications/experience declared in its items 14, 15, 17, and 18.
(ii) As determined by paragraphs 1 and 2 of art. 30 of Decree No. 8.945/16, the requirements must be proven documentally, and the form that is not accompanied by the supporting documents will be rejected.
(iii) as determined by art. 24 of Law # 9.784/99, should new information be requested from the candidate, a period of 5 days will be granted, extended up to double that period, upon proven justification.
(iv) Not incurring in any of the events of prohibition, in the terms of this standard form, must be maintained while in the effective exercise of the position.

A. DADOS PESSOAIS

1. Full name:	
2. CPF:	
3. Gender M ( ) F ( )	
4. Business Phone:	5. Personal Phone:
6. Business e-mail:	
7. Personal e-mail:	
12. Position for which he/she was indicated: ( ) Board of Directors ( ) Executive Officer	
9. If you have marked the position of Executive Officer, specify the Executive Officer:	
10. Company to which it was nominated:	

11. Permanent Duty:
12. Function held in commission:
13. Function code:

B. REQUIREMENTS - Need for documentary evidence

14. Do you have academic training (undergraduate and/or graduate) recognized or accredited by the Ministry of Education, compatible with the position for which you have been nominated? (item III and § 1 of art. 28 of Decree No. 8,945/16).

( ) Yes ( ) No

i) Attach a copy of the undergraduate degree (front and back) and/or a copy of the graduate certificate (front and back) recognized or accredited by the Ministry of Education

ii) Academic background preferably in: a) Administration or Public Administration; b) Actuarial Science; c) Economic Science; d) International Trade; e) Accounting or Auditing; f) Law; g) Engineering; h) Statistics; i) Finance; j) Mathematics; and k) course adherent to the company's area of activity for which he/she was indicated. (Paragraph 2, I of art. 62 of Decree No. 8,945/16).

15. Mark the items with the professional experience you have, and then fill out the following table. Of the experiences listed in the items ("a" - "e") below, please check only those that can be documented for the time required by the Decree. (Item IV, Article 28, Decree No. 8,945/16).

i) According to Paragraphs 2 and 3, art. 28 of Decree No. 8,945/16, the periods of experience related to distinct paragraphs cannot be added for the purposes of calculating the time required, while those related to the experiences mentioned in the same paragraph may be added.

ii) The table provided must be filled out with the time of the declared experience, and the start and end dates must be informed (day, month, and year).

( ) a. Ten years, in the public or private sector, in the area of activity of the state-owned company or in an area related to that for which they are appointed in a senior management position;

i) In the company's area of activity implies experience(s) acquired in the exercise of profession/function in the same branch of activity in which the company is inserted or operates in the market, such as, for example, the infrastructure, financial, information technology, etc. sectors.

ii) Experience in an area related to the position for which he was indicated refers to the previous exercise of similar or equivalent attributions to the one he is being designated for, in a function of superior management.

iii) According to the understanding of the Legal Department of the Ministry of Economy, the senior management function in the public sector must be interpreted as any position of commission or function of trust exercised among those listed as Positions of the Senior Management and Advisory Group (DAS) or Commissioned Functions of the Executive Branch (FCPE), including the exercise of positions and functions of the Executive Power (FCPE), the exercise of positions and functions equivalent to them in the scope of the other Branches (Legislative and Judiciary) or even in the scope of the other national political entities (States, Municipalities, and Federal District), precisely because the exercise of commissioned or trust positions corresponds to the practice of management attributions in the public sphere.

iv) According to the understanding of the Legal Department of the Ministry of Economy, the senior management function in the private sector should be interpreted as any management function.

( ) b. Four years as a Director, Board of Directors, audit committee member or senior manager in a company similar in size or corporate purpose to the state-owned company, it being understood that a senior managerial position is one located in the two highest non-statutory hierarchical levels of the company;

i) According to §1º, art. 51 of Decree no. 8.945/16, a "smaller-sized" company is considered one that has gross operational revenue lower than R$ 90,000,000.00 (ninety million reais) based on the last annual accounting statement approved by the general assembly. On the other hand, a "larger-sized company" is considered the entity that has calculated a gross operational revenue equal or superior to R$ 90,000,000.00 (ninety million reais), based on the last annual accounting statement approved by the general assembly.

ii) Similar social objective concerns the development of activities/functions in companies that operate in the same field as the state company for which it was indicated.

iii) A document must be presented proving that the company in which he/she works or has worked is similar in size or purpose to the state company.

iv) A document must be presented proving that the top management position is situated in the two highest non-statutory hierarchical levels. Ex: company's organization chart.

( ) c. Four years in a commissioned position or function of trust equivalent to level 4 or above, of the Upper Management and Advisory Group - DAS, in a legal entity of internal public law;

Observation: it is necessary to attach a document dealing with equivalence in cases of holding a position in other organs, branches, or other federal entity.

( ) d. Four years as a professor or researcher, at a higher level, in the field of activity of the state company; or

( ) e. Four years as a liberal professional in an activity linked to the state-owned company's area of activity.

Declared Time of Experience and Function

Selected Experience Item	Start date of the declared function (day, month and year)	End date of the declared function (day, month and year)	Position Held	Documentary Evidence

Examples of supporting documents to be submitted for the requirements in lines ("a" - "e"):
- Ordinances of appointment and exoneration or extract of the people management system with the effective

exercise count;
- Declaration of the company/agency/institution where you have worked professionally;
- Employment contract records in the National Employment and Social Security Card (CNTPS);
- Copies of the pages of the Transparency Portal that inform about ties with the public sector; and
- Other proof of effective exercise as a liberal professional.

Note: the supporting documents of the experience declared must have the relevant content highlighted (e.g. highlighted in yellow), in order to facilitate its identification by those responsible for evaluating the probative documentation.

16. Does he/she have notorious knowledge compatible with the position for which he/she has been nominated? (art. 28 of Decree No. 8,945/16).

( ) Yes ( ) No

i) Notorious knowledge can be recognized, by way of example, with the following education or experience:

(a) Post-graduate, master's or doctoral degrees, compatible with the position for which he/she was nominated; or

b) Published articles, professional work developed, compatible with the position for which he/she was nominated; or

c) Extension courses compatible with the position for which he/she was nominated.

17. Which is the most adherent element to indicate your notorious knowledge compatible with the administrator position?

Resposta:____

Please submit as supporting documents:

- Copy of specialization certificate and/or copy of master's or doctorate diploma (front and back);

- Declaration/certificate of completion of courses;

- Published article(s);

- Declaration of professional work developed by the company/organization; or

- Others that you may find pertinent.

18. Does he/she meet the additional specific requirement(s) required for the position of Director, as defined in the Company's Bylaws? (article 24, item II, of Decree No. 8,945/16).

( ) Yes ( ) No

(i) Specific additional requirement(s) required exclusively for candidates for the position of Company Director.

(ii) Documentary evidence is required.

19. Are you a resident in Brazil (mandatory requirement only for indication of Director):

( ) Yes ( ) No

20. Do you comply with the requirements of the Bylaws of the State Company to which you were nominated?

( ) Yes ( ) No

C. PROHIBITIONS - SELF-DECLARATION FOR CANDIDACY TO THE POSITION OF DIRECTOR IN A LARGER COMPANY

I declare that I do not fit into the prohibitions contained in paragraphs 2 and 3, article 17, of Law No. 13,303, of June 30, 2016; in items I to XI, article 29 of Decree No. 8,945, of December 27, 2016; in article 1 of Complementary Law No. 64, of May 18, 1990; in art. 147 of Law No. 6,404, of December 15, 1976, and in the Company's Bylaws, imposed on the nominees for the positions of administrator (board member and director, including president, general director, and CEO).

I also declare that I am aware that the situations described in art. 5 of Law nº 12,813, of May 16, 2013 constitute a conflict of interest in the exercise of office or employment in the scope of the Federal Executive Branch, that I am not included in the impediments subsequent to the exercise of the office or employment listed therein, and that I am not included in the list of persons responsible whom the Federal Audit Court (TCU) declared to be irregular, dishonest, or disqualified.

________________________________ __________________

Nominee's Signature Location/Date

D. COMPLEMENTARY PROHIBITIONS- SELF-DECLARATION OF INDEPENDENCE - CANDIDATURE FOR EXERCISE OF THE OFFICE OF INDEPENDENT DIRECTOR IN STATE COMPANY (complete only if you are being nominated for an Independent Director position)

I declare that I do not fit into the prohibitions contained in § 1 of art. 22, of Law No. 13,303, of June 30, 2016, and in § 1 of art. 36, of Decree No. 8,945, of December 27, 2016, which list the characteristics that express independence for candidacy for the position of independent member of the board of directors.

________________________________ __________________

Nominee's Signature Location/Date

E. AUTHORIZATIONS

I authorize that my résumé be kept in a database and that it may eventually be used in selection processes for positions indicated by the Union in companies.
( ) Yes ( ) No

I authorize the processing of my personal data for the purposes of the nomination process, as set forth in item I, art. 7 of Law 13.709/18.
( ) Yes ( ) No

I declare that I am aware of the possible civil, administrative, and criminal penalties that any false statements may incur. I affirm that all the information provided and attached vouchers are accurate, true, and without erasures of any kind, and are considered suitable for use in the analysis of the requirements and prohibitions for occupation of the position for which I was nominated.

________________________________ ________________

Nominee's Signature Location/Date

ANNEX II

PETROBRAS NOMINATION REQUIREMENTS FORM

CANDIDATE INFORMATION		
NAME:		Date of Birth:
CPF(Tax ID):	ID:	
Mobile Phone:	Registration (Petrobras Employee):	Key Registration (Petrobras Employee)
Spouse's Name:		CPF(Tax ID):
Father's Name:		
Mother's Name:		
Address: Street, Number and adress, District, Zip, City, State, Country.		
Residence in the last 5 (five) years (Country/Municipality/Estate) *Note: Candidates who have lived outside of Brazil in the last 5 years must declare the period and place in this field.*		

DESIRED POSITION INFORMATION	
INTENDED FUNCTION:	
DATE OF THE REQUEST:	LOTATION OF DESTINATION:

SECTION I - INTEGRITY ASSESSMENT

1. Corporate Participation

1.1. Do you hold shares in limited liability companies (art. 1.099 of the Civil Code) and/or privately-held corporations (art. 243, §§ 4 and 5 of Law 6.404/76), in Brazil and abroad? If yes, please specify below: *Note: In the field "Participação Detida" inform the percentage of participation in relation to the total and voting capital.*	( ) Yes ( ) No

Corporate Name	CNPJ or Fiscal Register	Participation Held

1.2. It is part of the decision-making structure of a non-profit legal entity, except for higher education institutions and legal entities linked to them or Social Organization (OS) with a mission to develop scientific activities, which has transacted as a supplier, client, sponsored entity, consortium or agreement with Petrobras, its subsidiaries, controlled companies and affiliates in the last 12 (twelve) months.		( )Yes ( ) No
2. History of Internal Investigation / Disciplinary Sanctions detailed in Employee Registration Form		
2.1. Has been included in the system of consequence under the Petrobras System or has suffered labor or administrative penalty in another legal person of public or private law in the last three (3) years as a result of internal investigations, when applicable.		( )Yes ( ) No
3. Commercial and financial issues:		
3.1. It has pending financial issues that have been object of protest or inclusion in official registries of defaulters, unless they are regularized or if they are under judicial discussion or through a consumer protection agency on the date of the nomination.		( )Yes ( ) No
3.2. It has federal, state or municipal tax debit, unless it is in judicial or administrative discussion on the date of the nomination.		( )Yes ( ) No
4. Judicial and/or administrative proceedings:		
4.1. has been convicted at any instance, in Brazil or abroad, in a judicial proceeding for a crime against property, or for a crime against the Public Administration, or for a crime of money laundering, or for an illicit act related to reckless or fraudulent management, including in cases of bankruptcy or judicial reorganization		( )Yes ( ) No
4.2. You have been sentenced in a second instance, in Brazil or abroad, in a lawsuit of any nature that does not fit into the previous categories or for an act of administrative misconduct, as long as it is related to the activity to be performed.		( )Yes ( ) No
4.3. It has been fined by a definitive decision within the scope of external inspection, regulation, and control bodies in the last 5 (five) years.		( )Yes ( ) No
5. Indication in positions on the Board of Directors or Fiscal Council of Petrobras' Shareholdings		
5.1. Do you currently concurrently hold 3 (three) or more positions on the Board of Directors or on the Fiscal Council of Petrobras? *Note: Participation in statutory bodies of companies in liquidation should not be considered*		( )Yes ( ) No
5.2. Do you currently receive compensation on 2 (two) Petrobras Board of Directors or Fiscal Council?		( )Yes ( ) No

5.3. Do you currently receive compensation in 2 (two) collegiate bodies of state-owned companies, whether or not contained in the Petrobras Conglomerate, including the Board of Directors and Fiscal Council, Executive Board, and the Committees? *Note: According to article 35 of Decree 8,945/16, only the following are included in the prohibition of accumulation of remuneration (a) members of the federal public administration, direct or indirect, including public servants or employees of any of the branches of government and of the entities of the indirect federal administration, whether or not holding a competitive examination, except if they are on leave without remuneration, and Directors of state-owned companies of any federal entity; as well as (b) retired persons who hold a commissioned position in the direct or indirect federal public administration.*	( ) Yes ( ) No
5.4. In case of a positive answer to any of the above items, please specify the companies, informing the position held and referring to the item.	

6. Family Relationship

6.1. Are you a relative by blood or affinity up to the third degree of the persons mentioned in items I to IX of article 21, §2 of Petrobras' Bylaws? *If the answer is yes, inform the name, the degree of relationship, and the classification under items I to IX of article 21, §2 of Petrobras Bylaws*	) Yes ( ) No

Documents for proving integrity requirements

Requirements	**Means of proof**
Commercial and financial pending issues and legal and/or administrative proceedings	Petrobras may request the presentation of complementary documents if it finds any inconsistency in the nominee's self-declaration or during the process of verifying the nomination's conformity.
Identification documents	- Copy of CPF and RG - Copy of Marriage Certificate - Declaration of Stable Union
Tax debts (federal, state or municipal)	Negative certificates, or positive with negative effects, of federal, state, and municipal tax/tax debts of its domicile in the last 5 (five) years.

SECTION II - INDEPENDENCE CRITERIA

If this section is not applicable to the position you are applying for, check the box beside:	( ) Not Applicable

2.1 – are you related to Petróleo Brasileiro S.A. - "Petrobras" or its subsidiaries headquartered in Brazil, except as to participation in Petrobras' Board of Directors or participation in its capital stock?	( ) Yes ( ) No
2.2 - do you have or had, in the last 3 (three) years, any relationship of any kind with Petrobras or the Federal Government that could compromise your independence, except for the participation in Petrobras' capital stock?	( ) Yes ( ) No
2.3 – are you a spouse or relative by blood or similar or by adoption, up to the third degree, of a head of the Executive Branch, a Minister of State or a Secretary of the Public Controller, a Secretary of State, of the Federal District or Municipality or administrator of Petrobras or its subsidiaries headquartered in Brazil?	( ) Yes ( ) No
2.4 - do you maintain or have maintained, in the last 3 (three) years, any relationship of any nature with Petrobras, the Federal Government, or any entity related to the persons mentioned in question 2.3 above, which may compromise your independence? (persons related to public teaching and/or research institutions are excluded from this restriction)	( ) Yes ( ) No
2.5 - in the past three (3) years, are you or have you been an employee or an Officer of Petrobras, its subsidiaries or affiliates?	( ) Yes ( ) No
2.6 - are you a supplier or buyer, direct or indirect, of services and/or products of Petrobras or its subsidiaries headquartered in Brazil?	( ) Yes ( ) No
2.7 - are you an employee or administrator of a company or entity that offers or demands services or products from Petrobras or its subsidiaries headquartered in Brazil?	( ) Yes ( ) No
2.8 - do you receive any other compensation from Petrobras or its subsidiaries headquartered in Brazil, other than that related to your position as a member of the Board of Directors or the Statutory Audit Committee, except for compensation arising from ownership interest in the company?	( ) Yes ( ) No

	I HEREBY DECLARE for all due purposes that I am an Independent Director, in accordance with the criteria listed above and contained in art. 36, §1, of Decree No. 8,945, dated December 27, 2016 and the Listing Regulations of Level 2 of Corporate Governance.
	I HEREBY DECLARE for all due purposes that I am not an Independent Director, in accordance with the criteria listed above and contained in Article 36, §1, of Decree No. 8,945, dated December 27, 2016 and the Listing Regulations of Level 2 of Corporate Governance.

SECTION III - DECLARATION OF ELIGIBILITY AND UNBLEMISHED REPUTATION	
If this section is not applicable to the position you are applying for, check the box beside:	( ) Not applicable
3.1 - I am disqualified by special law, or convicted of a crime of bankruptcy, prevarication, bribery, graft, embezzlement, against the popular economy, the public faith or property, or of a criminal penalty that prohibits, even temporarily, access to public office, as provided in § 1 of art. 147 of Law 6404/76;	( ) Yes ( ) No
3.2 - I have been sentenced by the Securities and Exchange Commission to temporary suspension or disqualification, which makes me ineligible for management positions in publicly held companies, as established in §2° of art. 147 of Law 6404/76	( ) Yes ( ) No

3.3 - I meet the requirement of unblemished reputation established in § 3º of art. 147 of Law 6.404/76;	( ) Yes ( ) No
3.4 - I hold a position in a company that may be considered a competitor of the company, and I have or represent interests conflicting with those of the company, pursuant to items I and II of Paragraph 3 of Article 147, Law # 6404/76.	( ) Yes ( ) No
NOTE: For purposes of this Form, a person is presumed to have interests conflicting with those of the company who, cumulatively: (i) has been elected by a shareholder who has also elected a director in a competing company; and (ii) maintain a subordinate relationship with the shareholder who elected him. In case the answer to item 3.4 above is not filled out, the declarant must explain in detail the reasons that prevent the declaration:	
Address(es) at which, if appointed administrator, he will receive summonses and subpoenas in administrative and judicial proceedings related to acts of management, which shall be deemed to be served upon delivery at the indicated address, which can only be changed by means of communication to the company. Address 1: ______ Address 2: ______ Address 3: ______	

Aware of the possible civil, administrative, and criminal penalties that any false statements may incur, I affirm that the information provided and the attached vouchers are accurate, true, and without erasures of any kind, and may be used by the Personnel Committee.

______________________ ______________________

Place and date Signature of Candidate

ANNEX III

DECLARATION

In compliance with the provisions of Instruction No. 367 of 29 May 2002 of the Brazilian Securities and Exchange Commission (*"Comissão de Valores Mobiliários"* or *"CVM"*), as well as with the provisions of Law No. 13,303/2016, I, the undersigned, declare, under the penalties of the law, that:

I - I am not impeded or incorrect in the prohibitions established by special law, including Law 13.303/2016, and I am not condemned for bankruptcy, prevarication, bribery, concussion, embezzlement, against the popular economy, public faith or property, or the criminal penalty that sees, even if temporarily, access to public positions, as provided in paragraph 1 of article 147 of Law 6,404/76;

II - I am not condemned to the penalty of suspension or temporary disqualification applied by the CVM, which renders me ineligible for management positions in a publicly-held company, as established in paragraph 2 of article 147 of Law No. 6,404/76;

III - meeting the requirement of unblemished reputation established by paragraph 3 of Article 147 of Law No. 6,404/76;

IV - I do not hold a position in a company that may be considered a competitor of the Company, and I do not have, nor do I represent, an interest conflicting with that of the Company, in the form of items I and II of paragraph 3 of article 147 of Law nº 6,404/76.

Location/date

____

[name]

ANNEX IV

DECLARATION ON POLITICALLY EXPOSED PERSON

Definition of Politically Exposed Persons (PEP) as per CVM Instruction No. 617/2019, Annex 5-I:

Art. 1 For the purposes of the provisions of this Instruction, the following persons are considered politically exposed:

I – holders of elective mandates from the Executive and Legislative Branches of the Brazilian federal government;

II - the occupants of office, in the Executive Administration of the Brazilian federal government, of:

a) Minister of State or equivalent;

b) special nature or equivalent;

c) president, vice president and director, or equivalent, of indirect public administration entities; and

d) senior management and advisory group – DAS, level 6, or equivalent;

III – the members of the Supreme Federal Court, Superior Courts and Regional Federal, Labor and Electoral Courts;

IV – the Attorney General of the Republic, the Labor Attorney General, the Military Justice Attorney General and the Justice Attorneys General of the States and the Federal District;

V – the members of the Court of Auditors and the Attorney General of the Public Ministry at the Court of Auditors of the Brazilian federal government;

VI – the presidents and national treasurers, or equivalent, of political parties;

VII - governors and secretaries of State and of the Federal District, state and district deputies, presidents, or equivalent, of state and district indirect public administration entities and presidents of Courts of Justice, Military, Accounts or equivalent of State and the Federal District;

VIII – Mayors, Councilmen, Municipal Secretaries, presidents, or equivalents, of municipal indirect public administration entities and the Presidents of Audit Courts, or equivalents, of the Municipalities.

Sole Paragraph. For the purpose of identifying politically exposed persons who fit in the caput, the persons mentioned in items I to IV of art. 3 of the Resolution must consult the specific database made available by the Federal Government.

Art. 2: Persons who, abroad, are considered politically exposed are also considered to be:

I – heads of state or government;

II – higher-ranking politicians;

III – occupants of senior government positions;

IV – general officers and members of higher levels of the judiciary;

V – senior executives of public companies; or

VI – leaders of political parties.

Art. 3 Politically exposed persons are also considered to be the leaders of higher echelons of public or private international law entities.

Art. 4 For the purposes of identification of politically exposed persons that fit in arts. 2 and 3, the persons mentioned in items I to IV of art. 3 of the Resolution must resort to open sources and public and private databases.

Art. 5 The condition of politically exposed person lasts up to 5 (five) years from the date in which the person ceases to be included in arts. 1 to 3 of this Annex A..

Art. 6 For the purposes of the provisions of item I, paragraph 2 of art. 5 of this Instruction, the following are considered:

I – family members: relatives, in the direct line, up to the second degree, spouse, partner, stepson and stepdaughter; and

II - close collaborators:

a) natural persons who are known to have a partnership or joint ownership in legal entities governed by private law or in arrangements without legal personality, who appear as agents, even if by private instrument, or have any other type of close relationship of public knowledge with a politically exposed person; and

b) natural persons who have control of legal entities governed by private law or in unincorporated arrangements, known to have been created for the benefit of a politically exposed person.

STATEMENT

DECLARE for the appropriate purposes that:

____**NO,** I am NOT a Politically Exposed Person, under the terms of CVM Instruction No. 617/2019, Annex 5-I, as I do not fit into any of the situations that characterize PEP.

____**YES,** I am a Politically Exposed Person, under the terms of CVM Instruction No. 617/2019, Annex 5-I.

Mandate Exercised at Petrobras	Duration

AND/OR

Name of Politically Exposed Person	Nature of Relationship

[city], [day] of [month] of 2023

____

[SIGNATURE]

ANNEX V

Items 7.3 to 7.6 of the Reference Form [Annex C - Resolution CVM 80]

7. General shareholders' meeting and management

7.3 In relation to each of the officers and members of the supervisory board of the issuer, please indicate, in a table:
a. name
b. date of birth
c. occupation
d. Tax ID (CPF) or passport number
e. elective office held
f. election date
g. initial date of term of office
h. term of office
i. elected by the controller or not
j. if he/she is an independent member and, if so, what was the criterion used by the issuer to determine the independence
k. in case the administrator or fiscal council member has been exercising consecutive mandates, the starting date of the first of such mandates
l. main professional experiences during the past 5 years, highlighting, if applicable, positions and functions exercised in (i) the issuer and companies of its economic group; and (ii) companies controlled by a shareholder of the issuer who holds direct or indirect interests, equal or superior to 5% of the same class or type of security of the issuer.
m. description of any of the following events that have occurred along the past 5 years:
i. any criminal conviction

ii.	any conviction in administrative proceedings of the CVM and the corresponding penalties applied
iii.	any final and unappealable conviction, either judicial or administrative, that has suspended or disqualified him/her for the performance of any professional or commercial activity
7.4	Provide the information mentioned in item 7.3 with respect to members of statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are not statutory
7.5	Inform the existence of a marital relationship, stable relationship or kinship up to the second degree between:
a.	officers of the issuer
b.	(I) officers of the issuer and (ii) officers of the direct or indirect subsidiaries of the issuer
c.	(I) officers of the issuer or its direct or indirect subsidiaries, and (ii) direct or indirect controllers of the issuer
d.	(i) officers of the issuer and (ii) officers of the direct and indirect controlling companies of the issuer
7.6	Inform on the relations of reporting, service rendering or control maintained in the last 3 fiscal years between the officers of the issuer and:
a.	a company controlled, directly or indirectly, by the issuer, with the exception of those in which the issuer holds, directly or indirectly, participation equal or superior to 99% (ninety-nine percent) of the capital stock
b.	a direct or indirect controller of the issuer
c.	if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling companies or subsidiaries of any of these persons

[city], [month] [day], 2023

.

[SIGNATURE]

VERIFICATION OF LEGAL AND STATUTORY REQUIREMENTS AND PROHIBITIONS REQUIRED TO APPOINT A PETROBRAS' FISCAL COUNCIL MEMBER

The appointment of a member of the Fiscal Council of Petrobras and his alternate, whether by the controlling shareholder, the minority shareholder or the holders of preferred shares, must fully comply with the requirements and prohibitions imposed by Law 6,404 of December 15, 1976 (the Corporation Law), Law No. 13,303 of June 30, 2016, Decree No. 8,945 of December 27, 2016, Petrobras' Bylaws and the Policy for the Appointment of Members of the Senior Management and Fiscal Council ("Appointment Policy"): https://api.mziq.com/mzfilemanager/v2/d/25fdf098-34f5-4608-b7fa-17d60b2de47d/573fc239-eb11-a00e-7503-5d75f777c05c?origin=2, failing which his tenure will not be granted.

As provided in art. 37 of CVM Resolution No. 81, of March 29, 2022 ("Resolution 81") , for indications to be included in the remote voting form, these must be made by shareholders at least 25 (twenty-five) days prior to the date of the General Meeting

Pursuant to article 21, paragraph 4 of the Bylaws, the nominations of candidates must be made up to 16 (sixteen) business days before the date of the Annual General Meeting, that is, up to 04/03/2023, by means of the delivery of the Forms contained in the Attachments below, duly filled out, as well as the documentation listed therein, in order to attest compliance with the requirements.

The nominations must be forwarded to the following electronic addresses: indicacoes@petrobras.com.br and assembleias@petrobras.com.br

Once all documentation has been received referring to the appointment to the Fiscal Council of Petrobras, the People Committee ("COPE"), acting in compliance with art. 64, paragraph 1 of Decree no. 8,945/2016, will analyze the information provided by the nominee, in accordance with the Form and supporting documentation, advising the shareholders on the compliance with the requirements and innocence of the prohibitions of the position established in Law no. 6,404/76, Law no. 13,303/16, Decree no. 8,945/16, the Bylaws and the Indication Policy.

Exceptionally, nominations made by shareholders on a date later than sixteen (16) business days, and which do not have enough time for analysis by COPE, will be analyzed by the Secretariat of the Meeting, as provided in Article 22, paragraph 4, of Decree No. 8,945/16.

In the event of analysis of the requirements by the Secretary of the Assembly or by Board of Directors, the candidate's tenure will be subject to the analysis of the additional requirements provided for in Annex II by COPE and the recommendation for approval by this Committee, as provided in item 4.6.5.1 of the Petrobras Nomination Policy.

Also accordingto item 4.6.5.2 of the Nomination Policy, if COPE does not recommend the approval of the candidate whose requirements analysis was performed as per item 4.6.5, the position will remain unfilled and a new general meeting will be convened for its filling.

Annex I: Fiscal Councilor Registration - Ministry of Economy;
Annex II: Annex A of Petrobras' Nomination Policy - Nomination Requirements Form;
Annex III: CVM Statement and Law 13.303/2016;
Annex IV: Declaration on Politically Exposed Person;
Annex V: Items 12.5 to 12.10 of the Reference Form.

ANNEX I

Ministry of Public Service Management and Innovation
Secretariat for Coordination of State-Owned Enterprises

Fiscal Councilor
State Company of Larger Size; or
Minority Participation of the Federal Government in State-Owned Companies of Other Federative Entities

Verification of the legal and statutory requirements and prohibitions required for the appointment of Fiscal Director of a state-owned company whose gross operating revenue is equal to or greater than R$ 90 million. Form prepared in accordance with Law 13.303/16, of June 30, 2016, and Decree 8

Important

(i) All pages of this form must be initialed/signed by the nominee, except the last one, which must necessarily include his/her signature. The form may be signed digitally (Ordinance SEST/SEDDM/ME No. 10.397, of August 26, 2021). After being filled out, initialed and signed, the form must be scanned and will compose a single file along with the supporting documentation of the qualifications/experience declared in its items 14, 15, 17, and 18.
(ii) As determined by paragraphs 1 and 2 of art. 30 of Decree No. 8.945/16, the requirements must be proven documentally, and the form that is not accompanied by the supporting documents will be rejected.
(iii) as determined by art. 24 of Law # 9.784/99, should new information be requested from the candidate, a period of 5 days will be granted, extended up to double that period, upon proven justification.
(iv) Not incurring in any of the events of prohibition, in the terms of this standard form, must be maintained while in the effective exercise of the position.

A. GENERAL DATA

1. Full name:	
2. CPF:	
3. Gender: ( ) M ( ) F	
4. Business phone:	5. Personal phone:
6. Business e-mail:	
7. Personal e-mail:	
8. Company to which it was nominated:	
9. Permanent Duty:	
10. Function held in commission:	
11. Function code:	

B. REQUIREMENTS - Need for documentary evidence

12. Does he/she have academic training compatible with the position for which he/she has been nominated, including undergraduate or graduate degrees that are recognized or accredited by the Ministry of Education? (Item II and § 1, Art. 41 of Decree 8,945/16)

( ) Yes ( ) No

i) Attach a copy of the undergraduate diploma (front and back) and/or a copy of the graduate certificate (front and back) recognized or accredited by the Ministry of Education.
ii) Academic background preferably in: a) Administration or Public Administration; b) Actuarial Science; c) Economic Science; d) International Trade; e) Accounting or Auditing; f) Law; g) Engineering; h) Statistics; i) Finance; j) Mathematics; and k) course adhering to the company's area of activity for which he was indicated. (Paragraph 2, I of art. 62 of Decree 8,945/16).

13. Mark the items with the professional experience you have, and then fill out the following table. Of the experience listed in items ("a" - "b") below, please check only those that can be documented for the time required by the Decree. (Item III, Article 41, of Decree 8.945/16).

i) According to Paragraphs 2 and 3, art. 41, of Decree 8,945/16, the periods of experience related to different paragraphs cannot be added for the purposes of calculating the time required, while those related to the experiences mentioned in the same paragraph may be added.
ii) The table provided must be filled out with the time of the declared experience, and the start and end dates must be informed (day, month, and year).

( ) a. three years in a management or advisory position in direct or indirect public administration;

( ) b. three years as a fiscal councilor or administrator in a company;

Remarks: Company administrator is understood to be the members of the Board of Directors and the Executive Board, according to art.145 of Law No. 6,404/76, sole paragraph, art. 16 of Law No. 13,303/16 and item VII, art. 2 of Decree No. 8,945/16

Declared Time of Experience and Function

Selected Experience Item	Start date of the declared function (day, month and year)	End date of the declared function (day, month and year)	Position Held	Supporting Document

Examples of supporting documents to be submitted for the requirements in lines ("a" - "b"):
- appointment and dismissal ordinances or extract from the personnel management system with the effective exercise count;
- declaration of the company/agency/institution where you have worked professionally;
- employment contract records in the National Labor and Social Security Card (CNTPS);
- copies of the pages of the Transparency Portal that inform about ties with the public sector; and
- other proof of effective exercise as a liberal professional.

Note: the supporting documents of the declared experience must have the relevant content highlighted (e.g. highlighted in yellow), in order to facilitate its identification by those responsible for evaluating the evidential documentation.

14. Do you comply with the requirements of the Bylaws of the State Company for which you were indicated?
( ) Yes ( ) No

C. PROHIBITIONS - SELF-DECLARATION FOR CANDIDACY TO EXERCISE THE POSITION OF FISCAL DIRECTOR IN A LARGER COMPANY

I declare that I do not fall under the prohibitions in items IV, V and VI, art. 41 of Decree No. 8,945, of December 27, 2016; in art. 1 of Complementary Law No. 64, of May 18, 1990; in art. 147 of Law No. 6,404, of December 15, 1976 and in the Company's Bylaws, imposed on nominees for the position of Fiscal Councilor.

I also declare that I am aware that the situations contained in art. 5 of Law nº 12,813, of May 16, 2013 constitute a conflict of interest in the exercise of office or employment in the scope of the Federal Executive Branch, that I do not fit into the impediments subsequent to the exercise of the office or employment listed therein, and that I am not included in the list of persons responsible whom the Federal Audit Court (TCU) has declared to be irregular, dishonest, or disqualified.

_________________________________ __________(__), _______________ ____.

Signature of Nominee Place/Date

D. COMPLEMENTARY PROHEDESTS - SELF-DECLARATION FOR CANDIDATURE FOR THE OFFICE OF FISCAL COUNCIL MEMBER - MEMBERS OF THE DIRECT AND INDIRECT FEDERAL PUBLIC ADMINISTRATION (Fill out only if you are a member of the direct or indirect federal public administration.)

I declare that I do not act as a paid member in more than two (2) collegiate bodies of a public company, mixed capital company or of its subsidiaries, including the Board of Directors and Fiscal Council and Audit Committees, as provided in article 20 of Law no. 13,303, of June 30, 2016, and in article 35 of Decree no. 8,945, of December 27, 2016.

I also declare that I am aware of the prohibition described above and that, in case I already have remunerated participation in two (2) collegiate bodies of public companies, mixed economy companies or their subsidiaries, I will waive the remuneration of one of them or that of the position for which I am being nominated, to comply with the legal limit established in Law No. 13,303, of June 30, 2016, and Decree No. 8,945, of December 27, 2016.

_______________________________ ________(__), ____________ ___.

Signature of Nominee Place/Date

If the nominee already serves as a member of the Board of Directors, of the Fiscal Council, or of the Audit Committee of a public or mixed economy company or of its subsidiaries, as well as of companies in which the Union or a state company holds a minority interest, he/she must fill out the chart below listing the boards to which he/she is linked:

List of Collegiate Bodies in which the Nominee Participates on the Date of Signature of this Form

Company	Órgão Colegiado (BoD, FC or COAUD)	Remunerated (Yes or No)	Beggining	End[1] (Expected)

[1] Fill in the expected expiration date of the term of office (BoD), term of performance (FC), or term of office (COAUD).

E. HANDLING OF PERSONAL DATA

I declare that I am aware that the treatment of my personal data derives from the fulfillment of a legal obligation by the controller, pursuant to art. 7, item II and art. 11, item II, letter "a", of Law 13.709/2018, for the purposes of instruction of the indication process regarding the verification of compliance with the legal requirements and prohibitions provided in Law 13.303, of June 30, 2016, and Decree 8.945, of December 27, 2016.

_______________________________ ________(__), ___ __________ ___.

Signature of Nominee Place/Date

I declare that I am aware of the possible civil, administrative, and criminal penalties that any false statements may incur. I affirm that all the information provided and attached vouchers are accurate, true, and without erasures of any kind, thus considered suitable for use in the analysis of the requirements and prohibitions for occupation of the position for which I was nominated.

____________________ ______________________________

Place and date Signature of Nominee

ANNEX II

PETROBRAS NOMINATION REQUIREMENTS FORM

CANDIDATE INFORMATION		
NAME:		Date of Birth:
CPF(Tax ID):	ID:	
Mobile Phone:	Registration (Petrobras Employee):	Key Registration (Petrobras Employee)
Spouse's Name:		CPF(Tax ID):
Father's Name:		
Mother's Name:		
Address: Street, Number and adress, District, Zip, City, State, Country.		
Residence in the last 5 (five) years (Country/Municipality/Estate) *Note: Candidates who have lived outside of Brazil in the last 5 years must declare the period and place in this field.*		

DESIRED POSITION INFORMATION	
INTENDED FUNCTION:	
DATE OF THE REQUEST:	LOTATION OF DESTINATION:

SECTION I - INTEGRITY ASSESSMENT

1. Corporate Participation

1.1. Do you hold shares in limited liability companies (art. 1.099 of the Civil Code) and/or privately-held corporations (art. 243, §§ 4 and 5 of Law 6.404/76), in Brazil and abroad? If yes, please specify below: *Note: In the field "Participação Detida" inform the percentage of participation in relation to the total and voting capital.*	( ) Yes ( ) No

Corporate Name	CNPJ or Fiscal Register	Participation Held

1.2. It is part of the decision-making structure of a non-profit legal entity, except for higher education institutions and legal entities linked to them or Social Organization (OS) with a mission to develop scientific activities, which has transacted as a supplier, client, sponsored entity, consortium or agreement with Petrobras, its subsidiaries, controlled companies and affiliates in the last 12 (twelve) months.		( )Yes ( ) No
2. History of Internal Investigation / Disciplinary Sanctions detailed in Employee Registration Form		
2.1. Has been included in the system of consequence under the Petrobras System or has suffered labor or administrative penalty in another legal person of public or private law in the last three (3) years as a result of internal investigations, when applicable.		( )Yes ( ) No
3. Commercial and financial issues:		
3.1. It has pending financial issues that have been object of protest or inclusion in official registries of defaulters, unless they are regularized or if they are under judicial discussion or through a consumer protection agency on the date of the nomination.		( )Yes ( ) No
3.2. It has federal, state or municipal tax debit, unless it is in judicial or administrative discussion on the date of the nomination.		( )Yes ( ) No
4. Judicial and/or administrative proceedings:		
4.1. has been convicted at any instance, in Brazil or abroad, in a judicial proceeding for a crime against property, or for a crime against the Public Administration, or for a crime of money laundering, or for an illicit act related to reckless or fraudulent management, including in cases of bankruptcy or judicial reorganization		( )Yes ( ) No
4.2. You have been sentenced in a second instance, in Brazil or abroad, in a lawsuit of any nature that does not fit into the previous categories or for an act of administrative misconduct, as long as it is related to the activity to be performed.		( )Yes ( ) No
4.3. It has been fined by a definitive decision within the scope of external inspection, regulation, and control bodies in the last 5 (five) years.		( )Yes ( ) No
5. Indication in positions on the Board of Directors or Fiscal Council of Petrobras' Shareholdings		
5.1. Do you currently concurrently hold 3 (three) or more positions on the Board of Directors or on the Fiscal Council of Petrobras? *Note: Participation in statutory bodies of companies in liquidation should not be considered*		( )Yes ( ) No
5.2. Do you currently receive compensation on 2 (two) Petrobras Board of Directors or Fiscal Council?		( )Yes ( ) No

5.3. Do you currently receive compensation in 2 (two) collegiate bodies of state-owned companies, whether or not contained in the Petrobras Conglomerate, including the Board of Directors and Fiscal Council, Executive Board, and the Committees? *Note: According to article 35 of Decree 8,945/16, only the following are included in the prohibition of accumulation of remuneration (a) members of the federal public administration, direct or indirect, including public servants or employees of any of the branches of government and of the entities of the indirect federal administration, whether or not holding a competitive examination, except if they are on leave without remuneration, and Directors of state-owned companies of any federal entity; as well as (b) retired persons who hold a commissioned position in the direct or indirect federal public administration.*	( ) Yes ( ) No
5.4. In case of a positive answer to any of the above items, please specify the companies, informing the position held and referring to the item.	

6. Family Relationship

6.1. Are you a relative by blood or affinity up to the third degree of the persons mentioned in items I to IX of article 21, §2 of Petrobras' Bylaws? *If the answer is yes, inform the name, the degree of relationship, and the classification under items I to IX of article 21, §2 of Petrobras Bylaws*	) Yes ( ) No

Documents for proving integrity requirements

Requirements	**Means of proof**
Commercial and financial pending issues and legal and/or administrative proceedings	Petrobras may request the presentation of complementary documents if it finds any inconsistency in the nominee's self-declaration or during the process of verifying the nomination's conformity.
Identification documents	- Copy of CPF and RG - Copy of Marriage Certificate - Declaration of Stable Union
Tax debts (federal, state or municipal)	Negative certificates, or positive with negative effects, of federal, state, and municipal tax/tax debts of its domicile in the last 5 (five) years.

SECTION II - INDEPENDENCE CRITERIA

If this section is not applicable to the position you are applying for, check the box beside:	( ) Not Applicable

2.1 – are you related to Petróleo Brasileiro S.A. - "Petrobras" or its subsidiaries headquartered in Brazil, except as to participation in Petrobras' Board of Directors or participation in its capital stock?	( ) Yes ( ) No
2.2 - do you have or had, in the last 3 (three) years, any relationship of any kind with Petrobras or the Federal Government that could compromise your independence, except for the participation in Petrobras' capital stock?	( ) Yes ( ) No
2.3 – are you a spouse or relative by blood or similar or by adoption, up to the third degree, of a head of the Executive Branch, a Minister of State or a Secretary of the Public Controller, a Secretary of State, of the Federal District or Municipality or administrator of Petrobras or its subsidiaries headquartered in Brazil?	( ) Yes ( ) No
2.4 - do you maintain or have maintained, in the last 3 (three) years, any relationship of any nature with Petrobras, the Federal Government, or any entity related to the persons mentioned in question 2.3 above, which may compromise your independence? (persons related to public teaching and/or research institutions are excluded from this restriction)	( ) Yes ( ) No
2.5 - in the past three (3) years, are you or have you been an employee or an Officer of Petrobras, its subsidiaries or affiliates?	( ) Yes ( ) No
2.6 - are you a supplier or buyer, direct or indirect, of services and/or products of Petrobras or its subsidiaries headquartered in Brazil?	( ) Yes ( ) No
2.7 - are you an employee or administrator of a company or entity that offers or demands services or products from Petrobras or its subsidiaries headquartered in Brazil?	( ) Yes ( ) No
2.8 - do you receive any other compensation from Petrobras or its subsidiaries headquartered in Brazil, other than that related to your position as a member of the Board of Directors or the Statutory Audit Committee, except for compensation arising from ownership interest in the company?	( ) Yes ( ) No

	I HEREBY DECLARE for all due purposes that I am an Independent Director, in accordance with the criteria listed above and contained in art. 36, §1, of Decree No. 8,945, dated December 27, 2016 and the Listing Regulations of Level 2 of Corporate Governance.
	I HEREBY DECLARE for all due purposes that I am not an Independent Director, in accordance with the criteria listed above and contained in Article 36, §1, of Decree No. 8,945, dated December 27, 2016 and the Listing Regulations of Level 2 of Corporate Governance.

SECTION III - DECLARATION OF ELIGIBILITY AND UNBLEMISHED REPUTATION	
If this section is not applicable to the position you are applying for, check the box beside:	( ) Not applicable
3.1 - I am disqualified by special law, or convicted of a crime of bankruptcy, prevarication, bribery, graft, embezzlement, against the popular economy, the public faith or property, or of a criminal penalty that prohibits, even temporarily, access to public office, as provided in § 1 of art. 147 of Law 6404/76;	( ) Yes ( ) No
3.2 - I have been sentenced by the Securities and Exchange Commission to temporary suspension or disqualification, which makes me ineligible for management positions in publicly held companies, as established in §2° of art. 147 of Law 6404/76	( ) Yes ( ) No

3.3 - I meet the requirement of unblemished reputation established in § 3º of art. 147 of Law 6.404/76;	( ) Yes ( ) No
3.4 - I hold a position in a company that may be considered a competitor of the company, and I have or represent interests conflicting with those of the company, pursuant to items I and II of Paragraph 3 of Article 147, Law # 6404/76.	( ) Yes ( ) No
NOTE: For purposes of this Form, a person is presumed to have interests conflicting with those of the company who, cumulatively: (i) has been elected by a shareholder who has also elected a director in a competing company; and (ii) maintain a subordinate relationship with the shareholder who elected him. In case the answer to item 3.4 above is not filled out, the declarant must explain in detail the reasons that prevent the declaration:	
Address(es) at which, if appointed administrator, he will receive summonses and subpoenas in administrative and judicial proceedings related to acts of management, which shall be deemed to be served upon delivery at the indicated address, which can only be changed by means of communication to the company. Address 1: ____________________ Address 2: ____________________ Address 3: ____________________	

Aware of the possible civil, administrative, and criminal penalties that any false statements may incur, I affirm that the information provided and the attached vouchers are accurate, true, and without erasures of any kind, and may be used by the Personnel Committee.

____________________ ____________________

Place and date Signature of Candidate

ANNEX III

DECLARATION

In compliance with the provisions of Instruction No. 367 of May 29, 2002, of the Brazilian Securities and Exchange Commission (*"Comissão de Valores Mobiliários" or "CVM")*, as well as with the provisions of Law No. 13,303/2016, I, the undersigned, declare, under the penalties of the law:

I - I am not impeded or incorrect in the prohibitions established by special law, including Law 13,303/2016, and I am not condemned for bankruptcy, prevarication, bribery, concussion, embezzlement, against the popular economy, public faith or property, or the criminal penalty that sees, even if temporarily, access to public positions, as provided in paragraph 1 of article 147 of Law 6,404/76;

II - I am not condemned to the penalty of suspension or temporary disqualification applied by the CVM, which renders me ineligible for management positions in a publicly-held company, as established in paragraph 2 of article 147 of Law No. 6,404/76;

III - meeting the requirement of unblemished reputation established by paragraph 3 of Article 147 of Law No. 6,404/76;

IV - I do not hold a position in a company that may be considered a competitor of the Company, and I do not have, nor do I represent, an interest conflicting with that of the Company, pursuant to items I and II of Paragraph 3 of Article 147 of Law 6,404/76.

[Place], [date].

____

[Sign]

ANNEX IV

DECLARATION ON POLITICALLY EXPOSED PERSON

Definition of Politically Exposed Persons (PEP) as per CVM Resolution No. 50/2021, Annex A:

Art. 1 For the purposes of the provisions of this Instruction, the following persons are considered politically exposed:

I – holders of elective mandates from the Executive and Legislative Branches of the Brazilian federal government;

II - the occupants of office, in the Executive Administration of the Brazilian federal government, of:

a) Minister of State or equivalent;

b) special nature or equivalent;

c) president, vice president and director, or equivalent, of indirect public administration entities; and

d) senior management and advisory group – DAS, level 6, or equivalent;

III – the members of the National Council of Justice, the Federal Supreme Court, the Superior Courts, the Federal Regional Courts, the Labor Regional Courts, the Electoral Regional Courts, the Superior Council of Labor Justice, and the Council of Federal Justice;

IV – the members of the National Council of the Public Prosecutor's Office, the Attorney-General of the Republic, the Deputy Attorney-General of the Republic, the Attorney-General of Labor, the Attorney-General of Military Justice, the Deputy Attorneys-General of the Republic, and the Attorneys-General of the States and the Federal District;

V – the members of the Federal Audit Court, the Attorney General and the Deputy Attorneys General of the Public Prosecutor's Office at the Federal Audit Court;

VI – the presidents and national treasurers, or equivalent, of political parties;

VII - the State and Federal District Governors and Secretaries, the State and Federal District Deputies, the presidents, or equivalents, of State and Federal District indirect public administration entities and the presidents of Courts of Justice, Military Courts, Audit Courts or equivalents of the States and the Federal District; and

VIII – The Mayors, City Councilors, Municipal Secretaries, presidents, or equivalent, of municipal indirect public administration entities and the Presidents of Audit Courts, or equivalent, of the Municipalities.

Sole Paragraph. For the purpose of identifying politically exposed persons who fit in the caput, the persons mentioned in items I to IV of art. 3 of the Resolution must consult the specific database made available by the Federal Government.

Art. 2: Persons who, abroad, are considered politically exposed are also considered to be:

I – heads of state or government;

II – higher-ranking politicians;

III – occupants of senior government positions;

IV – general officers and members of higher levels of the judiciary;

V – senior executives of public companies; or

VI – leaders of political parties.

Art 3 - Politically exposed persons are also considered to be the senior managers of public or private international law entities.

Art 4 - For the purposes of identifying politically exposed persons who fall under arts. 2 and 3, the persons mentioned in items I to IV of art. 3 of the Resolution must resort to open sources and public and private databases.

Art 5 - The politically exposed status lasts for up to five (5) years from the date on which the person ceases to fall under arts 1 to 3 of this Annex A.

Art 6 - For the purposes of the provisions of item I, § 2, art. 5 of this Resolution, the following are considered:

I – family members: relatives, in the direct line, up to the second degree, spouse, partner, stepson and stepdaughter; and

II - close collaborators:

a) natural persons who are known to have a partnership or joint ownership in legal entities governed by private law or in arrangements without legal personality, who appear as agents, even if by private instrument, or have any other type of close relationship of public knowledge with a politically exposed person; and

b) natural persons who have control of legal entities governed by private law or in unincorporated arrangements, known to have been created for the benefit of a politically exposed person.

STATEMENT

DECLARE for the appropriate purposes that:

___**NO,** I am NOT a Politically Exposed Person, under the terms of CVM Resolution No. 50/2021, Annex A, as I do not fit into any of the situations that characterize PEP.

___**YES,** I am a Politically Exposed Person, under the terms of CVM Resolution No. 50/2021, Annex A.

Mandate Exercised at Petrobras	Duration

AND/OR

	Name of Politically Exposed Person	Nature of Relationship

[city], [day] of [month] of 2023.

____
[SIGNATURE]

ANNEX VII

Items 7.3 to 7.6 of the Reference Form (Annex C – CVM Resolution 80)

7. General shareholders' meeting and management

7.3	In relation to each of the officers and members of the supervisory board of the issuer, please indicate, in a table:
a.	name
b.	date of birth
c.	occupation
d.	Tax ID (CPF) or passport number
e.	elective office held
f.	election date
g.	initial date of term of office
h.	term of office
i.	whether it was elected by the controller or not
j.	whether it is an independent member, under the terms of the specific regulations applicable to the matter
k.	in case the administrator or fiscal council member has been exercising consecutive mandates, the starting date of the first of such mandates
l.	information about:
	i. main professional experiences during the past 5 years, highlighting, if applicable, positions and functions exercised in (i) the issuer and companies of its economic group; and (ii) companies controlled by a shareholder of the issuer who holds direct or indirect interests, equal or superior to 5% of the same class or type of security of the issuer.
m.	description of any of the following events that have occurred along the past 5 years:
	i. any criminal conviction

ii.	conviction in an administrative proceeding by the CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the penalties applied
iii.	final conviction in a court of law or subject to a final administrative decision, which has suspended or disqualified him for the practice of any professional or commercial activity
7.4	Provide the information mentioned in item 7.3 with respect to members of statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are not statutory
7.5	Inform the existence of a marital relationship, stable relationship or kinship up to the second degree between:
a.	officers of the issuer
b.	(I) officers of the issuer and (ii) officers of the direct or indirect subsidiaries of the issuer
c.	(I) officers of the issuer or its direct or indirect subsidiaries, and (ii) direct or indirect controllers of the issuer
d.	(i) officers of the issuer and (ii) officers of the direct and indirect controlling companies of the issuer
7.6	Inform on the relations of reporting, service rendering or control maintained in the last 3 fiscal years between the officers of the issuer and:
a.	company controlled, directly or indirectly, by the issuer, with the exception of those in which the issuer holds, directly or indirectly, participation equal or superior to 99% (ninety-nine percent) of the capital stock
b.	a direct or indirect controller of the issuer
c.	if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling companies or subsidiaries of any of these persons

[city], [month] [day], 2023.

[SIGNATURE]